Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares Of Common Stock

(including the associated preferred stock purchase rights)

of

CHATTEM, INC.

at

$93.50 NET PER SHARE

by

RIVER ACQUISITION CORP.

an indirect wholly-owned subsidiary of

SANOFI-AVENTIS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY

TIME, ON MONDAY, FEBRUARY 8, 2010, UNLESS THE OFFER IS EXTENDED.

River Acquisition Corp., a Tennessee corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, without par value (including the associated preferred stock purchase rights, the “Shares”), of Chattem, Inc., a Tennessee corporation (“Chattem”), at a purchase price of $93.50 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2009 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and Chattem. The Merger Agreement provides, among other things, that following consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Chattem (the “Merger”) with Chattem continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) Chattem, Parent or any subsidiary of Parent, including the Purchaser, which Shares will be cancelled without any conversion, or (ii) any subsidiary of Chattem, which Shares will remain outstanding) will be cancelled and converted into the right to receive $93.50 or any greater per Share price paid in the Offer, in cash, without interest thereon and subject to any required withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “Regulatory Condition”). The Minimum Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer which when added to the Shares already owned by Parent and its subsidiaries represents the number of Shares required to approve the Merger Agreement and the transactions contemplated thereby pursuant to the charter and by-laws of Chattem and the Tennessee Business Corporation Act on the date on which the Offer expires, determined on a fully-diluted basis (as defined in the Merger Agreement). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

The Chattem Board of Directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Chattem and the shareholders of Chattem, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the shareholders of Chattem accept the Offer, tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby.

A summary of the principal terms of the Offer appears on pages S-i through S-vii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

The Information Agent for the Offer is:

The Dealer Manager for the Offer is:

January 11, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Dealer Manager. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully the Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Chattem contained herein and elsewhere in the Offer to Purchase has been provided to Parent and the Purchaser by Chattem or has been taken from or is based upon publicly available documents or records of Chattem on file with the United States Securities and Exchange Commission or other public sources at the time of the Offer. Parent and the Purchaser have not independently verified the accuracy and completeness of such information. Parent and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Chattem provided to Parent and the Purchaser or taken from or based upon such documents and records filed with the U.S. Securities and Exchange Commission are untrue or incomplete in any material respect.

Securities Sought:	All of the issued and outstanding shares of common stock, without par value (including the associated preferred stock purchase rights), of Chattem, Inc.

Price Offered Per Share:	$93.50 in cash, without interest thereon and subject to any required withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of Monday, February 8, 2010, unless the Offer is otherwise extended. See Section 1 – “Terms of the Offer.”

Purchaser:	River Acquisition Corp., an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme.

Who is offering to buy my securities?

We are River Acquisition Corp., a Tennessee corporation, formed for the purpose of making this Offer. We are an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”). Our sole shareholder, Aventis Inc., a Pennsylvania corporation (“Aventis”), is a wholly-owned subsidiary of Sanofi-aventis Amérique du Nord S.N.C. Sanofi-aventis Amérique du Nord S.N.C., a French société en nom collectif (“ADN”), is a wholly-owned subsidiary of Parent. Parent is a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. Parent’s business includes two main activities: pharmaceuticals and human vaccines through sanofi pasteur.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to River Acquisition Corp. and, where appropriate, Parent, ADN and Aventis. We use the term “Parent” to refer to sanofi-aventis alone, the term “ADN” to refer to Sanofi-aventis Amérique du Nord S.N.C. alone, the term “Aventis” to refer to Aventis Inc. alone, the term the “Purchaser” to refer to River Acquisition Corp. alone and the terms “Chattem” or the “Company” to refer to Chattem, Inc.

See the “Introduction” to this Offer to Purchase and Section 8 – “Certain Information Concerning Parent, the Purchaser and Certain Related Persons.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, without par value (including the associated preferred stock purchase rights), of Chattem on the terms and subject to the conditions set forth in this

S-i

Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Chattem common stock (including the associated preferred stock purchase rights) that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 – “Terms of the Offer.”

What are the preferred stock purchase rights?

The preferred stock purchase rights are rights to purchase Series A Junior Participating Preferred Stock of Chattem, issued pursuant to Chattem’s shareholder rights agreement, dated as of January 27, 2000, as amended. The preferred stock purchase rights were issued to all holders of Chattem common stock, but currently are not represented by separate certificates. Instead, your preferred stock purchase rights are represented by the certificates for your Shares. A tender of your shares of Chattem common stock will include a tender of your preferred stock purchase rights.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $93.50 per Share net to you, in cash, without interest and subject to any required withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, the Purchaser and Chattem have entered into an Agreement and Plan of Merger, dated as of December 20, 2009 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into Chattem (the “Merger” ).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $2.3 billion to purchase all of the Shares pursuant to the Offer, to make payments in respect of outstanding in-the-money options, to fund amounts that will become payable under Chattem’s credit agreement and senior subordinated notes and may become payable under Chattem’s outstanding convertible notes and to consummate the Merger, plus related fees and expenses. Sanofi-aventis, our parent company, will provide us with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Chattem and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from existing cash balances and cash equivalents.

See Section 9 – “Source and Amount of Funds.”

S-ii

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

we, through our parent company, sanofi-aventis, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of our financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9 – “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Monday, February 8, 2010 (which is the end of the day on February 8, 2010), to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. Other than as may be required by the Merger Agreement, we do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

If, on the scheduled expiration date of the Offer, any condition of the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) is not satisfied or waived, then, to the extent requested in writing by Chattem no less than two business days prior to the scheduled expiration date, we must extend the Offer for one or more periods of time up to 10 business days per extension until such condition has been satisfied or waived; provided that we will not be required to extend the Offer beyond April 30, 2010 (the “Outside Date”); provided, further, that if the only condition which has not been satisfied as of the Outside Date is the Regulatory Condition (as set forth below), the Outside Date shall be May 30, 2010.

•

The Offer will be extended for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff that is applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or any documents pursuant to which the Offer is made.

If necessary to obtain sufficient Shares so that we hold at least 90% of the Shares outstanding (on a fully-diluted basis as defined in the Merger Agreement), we may, at our sole discretion, choose to provide for a subsequent offering period for three to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, following the acceptance for payment of the Shares by Parent or

S-iii

the Purchaser or any of their affiliates pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 – “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide a subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

The satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer which when added to the Shares already owned by Parent and its subsidiaries represents the number of Shares required to approve the Merger Agreement and the transactions contemplated thereby pursuant to the charter and by-laws of Chattem and the Tennessee Business Corporation Act (the “TBCA”) on the date on which the Offer expires, determined on a fully-diluted basis (as defined in the Merger Agreement); and

•

The satisfaction of the Regulatory Condition. The Regulatory Condition requires the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the consummation of the Offer under the HSR Act.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive any such conditions, but we cannot, without Chattem’s prior written consent, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in this Offer to Purchase or amend any condition in a manner adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner adverse to the holders of the Shares or (vi) extend the date on which the Offer expires except as required or permitted by the Merger Agreement. There is no financing condition to the Offer.

See Section 15 – “Certain Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

S-iv

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through the Depositary. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. In addition, if we have not accepted your Shares for payment by March 11, 2010, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in the subsequent offering period, if one is provided. See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

What does Chattem’s Board of Directors think of the Offer?

The Chattem Board of Directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Chattem and the shareholders of Chattem, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the shareholders of Chattem accept the Offer, tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby.

A more complete description of the reasons for the adoption and approval of the Merger Agreement and the transactions contemplated thereby by Chattem’s Board of Directors is set forth in Chattem’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

If a majority of the Shares are tendered and accepted for payment, will Chattem continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Chattem no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that Chattem’s common stock will no longer be eligible to be traded through the NASDAQ Global Select Market (“Nasdaq”) or other securities exchanges, there may not be an active public trading market for Chattem common stock, and Chattem may no longer be required to make filings with the SEC or otherwise comply with the SEC’s rules relating to publicly held companies.

See Section 13 – “Certain Effects of the Offer.”

S-v

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, the Purchaser will merge with and into Chattem and all of the then outstanding Shares (other than those held by (i) Chattem, Parent or any subsidiary of Parent, including the Purchaser, which Shares will be cancelled without any conversion or (ii) any subsidiary of Chattem, which Shares will remain outstanding) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Chattem. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the shareholders of Chattem.

See Section 11 – “The Merger Agreement; Other Agreements.”

If the Merger is consummated, Chattem’s shareholders who do not tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only difference to you between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares in the Offer. However, if the Offer is consummated but the Merger is not consummated, the number of Chattem shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, Chattem may cease making filings with the SEC or otherwise may not be required to comply with the SEC’s rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 – “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 18, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $69.98 per Share. On January 8, 2010, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $93.27 per Share. The Offer Price represents a premium of 38% over Chattem’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 34% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger.

We encourage you to obtain a recent quotation for Shares of Chattem common stock in deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement) in the Offer after our acceptance for payment of Shares pursuant to the Offer, Parent has the option, subject to certain limitations, to purchase from Chattem up to that number of newly issued shares of Chattem common stock sufficient to cause Parent (together with any of its subsidiaries, including us) to own one Share more than 90% of the Shares then outstanding (on a fully-diluted basis as defined in the Merger Agreement) at a price per Share equal to the Offer Price to enable us to effect a “short-form merger” pursuant to Section 48-21-105 of the TBCA. We refer to this option as the “Top-Up Option.”

Will I have dissenters’ rights in connection with the Offer?

No dissenters’ rights will be available to you in connection with the Offer or the Merger. See Section 17 – “Dissenters’ Rights.”

S-vi

What will happen to my employee stock options in the Offer?

The Offer is made only for Shares and is not made for any employee stock options to purchase Shares that were granted under any Chattem stock plan (“Options”). Pursuant to the Merger Agreement, each Option (whether or not vested or unexercisable) will become fully vested and exercisable in accordance with its terms on the date Shares are accepted for payment in the Offer. Pursuant to the Merger Agreement, each Option (whether or not vested or exercisable) that is outstanding as of the effective time of the Merger will be cancelled and immediately represent the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the excess of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option. See Section 11 – “The Merger Agreement; Other Agreements – Chattem Stock Options.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This gain or loss will be a capital gain or loss if you hold your Shares as capital assets at the time of the sale or exchange. See Section 5 – “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax treatment of the Offer. Certain limitations apply to the use of any capital losses.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (Toll Free) or Goldman, Sachs & Co. at (800) 323-5678 (Toll Free). MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”) and Goldman, Sachs & Co. is acting as the dealer manager (the “Dealer Manager”) in connection with the Offer. See the back cover of this Offer to Purchase for additional contact information.

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To the Holders of Shares of

Common Stock of Chattem, Inc.:

INTRODUCTION

We, River Acquisition Corp., a Tennessee corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of sanofi-aventis, a French société anonyme (“Parent”), are offering to purchase for cash all outstanding shares of common stock, without par value (including the associated preferred stock purchase rights, the “Shares”), of Chattem, Inc., a Tennessee corporation (“Chattem” or the “Company”), at a price of $93.50 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of December 20, 2009 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and Chattem. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Chattem (the “Merger”) with Chattem continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) Chattem, Parent or any subsidiary of Parent, including the Purchaser, which Shares will be cancelled without any conversion or (ii) any subsidiary of Chattem, which Shares will remain outstanding) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of employee stock options.

Tendering shareholders who are record owners of their Shares and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Chattem Board of Directors, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Chattem and the shareholders of Chattem, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby and (iii) recommended that the shareholders of Chattem accept the Offer, tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (the “Regulatory Condition”). The Minimum Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer which when added to the Shares already owned by Parent and its subsidiaries represents the number of Shares required to approve the Merger Agreement and the transactions contemplated thereby pursuant to the charter and by-laws of Chattem and the Tennessee Business Corporation Act (the “TBCA”) on the date on which the Offer expires, determined on a fully-diluted basis (as defined in the Merger Agreement). The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Certain Conditions of the Offer.”

Chattem has advised Parent that on December 20, 2009, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), which was retained by Chattem’s Board of Directors to act as Chattem’s financial advisor in connection with the potential sale of the Company, rendered its oral opinion to Chattem’s Board of Directors, subsequently confirmed in writing, that, as of such date based upon and subject to the limitations, qualifications and assumptions set forth therein, the $93.50 per Share to be received by holders of Shares in the Offer and the Merger, pursuant to the Merger Agreement, was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of December 20, 2009, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering such opinion, is attached as an annex to Chattem’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the United States Securities and Exchange Commission (the “SEC”), which will be mailed to Chattem’s shareholders with this Offer to Purchase. Morgan Stanley’s opinion is directed to Chattem’s Board of Directors and addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the Offer and the Merger, pursuant to the Merger Agreement, as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote at any shareholder meeting held in connection with the Merger.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of the shareholders of Chattem at a shareholders meeting convened for that purpose in accordance with the TBCA, if required by the TBCA. Under Tennessee law, the affirmative vote of a majority of all the votes entitled to be cast at such meeting of Chattem’s shareholders is required to approve the Merger Agreement. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Chattem. In addition, Tennessee law provides that if a corporation owns at least 90% of the outstanding voting shares of each class and series of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, itself into such subsidiary or two or more such subsidiaries with and into each other, without any action or vote on the part of the shareholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of the subsequent offering period, if any, the Purchaser directly or indirectly owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option and pursuant to any subsequent offering period), Parent, the Purchaser and Chattem are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of the Shares by us pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”), without a meeting of the holders of Shares in accordance with the applicable provisions of the TBCA.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

The Purchaser is offering to purchase all of the outstanding Shares of Chattem. According to Chattem, as of December 18, 2009, there were 18,934,034 Shares issued and outstanding, 1,798,116 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, 3,487,778 Shares reserved for issuance upon the exercise of warrants (which Chattem will seek to settle in cash pursuant to the Merger Agreement) and 4,367,275 Shares reserved for issuance upon conversion of Chattem’s convertible notes (which Chattem will settle in cash pursuant to the Merger Agreement).

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 – “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of

Monday, February 8, 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Regulatory Condition and the other conditions described in Section 15 – “Certain Conditions of the Offer.”

The Merger Agreement provides that on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, if any condition to the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) is not satisfied or waived, then, to the extent requested in writing by Chattem no less than two business days prior to the applicable expiration date, we must extend the Offer for one or more periods of up to 10 business days until such condition has been satisfied or waived; provided, that we will not be required to extend the Offer beyond April 30, 2010 (the “Outside Date”); provided, further, that if the only condition which has not been satisfied as of the Outside Date is the Regulatory Condition (as set forth below), the Outside Date shall be May 30, 2010. Under the Merger Agreement, we also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the documents pursuant to which the Offer is made. The Merger Agreement also provides that we may, at our sole discretion, choose to provide for a subsequent offering period for three to 20 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, following the expiration of the Offer, all the conditions to the Offer set forth in Section 15 – “Certain Conditions of the Offer” are satisfied but the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment is less than 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement).

We have agreed in the Merger Agreement that, without the prior written consent of Chattem, we will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in this Offer to Purchase (see Section 15 – “Certain Conditions of the Offer”) or amend any such condition in a manner adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner adverse to the holders of the Shares or (vi) extend the date on which the Offer expires except as required or permitted by the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Except as set forth above, and subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without Chattem’s prior consent), increase the Offer Price and/or modify the other terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the

Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived or upon the occurrence of any of the events set forth in Section 15 – “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance for payment of the Shares validly tendered in, and not validly withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to commence a subsequent offering period. A subsequent offering period, if included, will be an additional period of between three and 20 business days beginning on the next business day following the Expiration Date, during which any remaining shareholders may tender, but not withdraw, their Shares and receive the Offer Price. If we provide a subsequent offering period, we will accept for payment and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will accept and pay for any Shares validly tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such inclusion or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date or date of termination of any prior subsequent offering period.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement) in the Offer after our acceptance for payment of Shares pursuant to the Offer, Parent has the option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in the Merger Agreement, to purchase from Chattem up to that number of newly issued shares of Chattem common stock equal to the number of Shares that, when added to the number of Shares owned by Parent or any of its subsidiaries at the time of such exercise, will constitute one Share more than 90% of the Shares outstanding immediately after exercise of the Top-Up Option (on a fully-diluted basis as defined in the Merger Agreement) at a price per Share equal to the Offer Price.

Chattem has provided us with Chattem’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Chattem’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 – “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or after the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares validly tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable foreign antitrust, competition or merger control laws. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier, transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares.

All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Chattem’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of shareholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such shareholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 11, 2010.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 – “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Chattem whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Chattem. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Chattem in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares held as part of a hedge, straddle or conversion transaction, Shares acquired under Chattem’s stock incentive plans or Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Chattem who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.

A shareholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “CHTT.” According to Chattem, as of December 18, 2009, there were 18,934,034 Shares issued and outstanding, 1,798,116 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, 3,487,778 Shares reserved for issuance upon the exercise of warrants (which Chattem will seek to settle in cash pursuant to the Merger Agreement) and 4,367,275 Shares reserved for issuance upon conversion of Chattem’s convertible notes (which Chattem will settle in cash pursuant to the Merger Agreement).

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended November 30, 2007
First Quarter	$58.75	$47.98
Second Quarter	65.48	49.90
Third Quarter	68.31	55.68
Fourth Quarter	75.62	61.77

Year Ended November 30, 2008
First Quarter	$82.17	$64.03
Second Quarter	79.95	61.08
Third Quarter	70.67	57.10
Fourth Quarter	82.00	60.53

Year Ended November 30, 2009
First Quarter	$72.93	$60.48
Second Quarter	63.06	50.10
Third Quarter	69.73	58.26
Fourth Quarter	67.62	60.79

Year Ending November 30, 2010
First Quarter (through January 8, 2010)	$93.34	$65.65

On December 18, 2009, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $69.98 per Share. On January 8, 2010, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $93.27 per Share. The Offer Price represents a premium of 38% over Chattem’s volume weighted average share price for the 20 trading days immediately preceding the public announcement of the Offer and the Merger and a premium of 34% over the closing price on the last full day of trading before the public announcement of the Offer and the Merger. Chattem has not paid any dividends on the Shares in its last two fiscal years. Shareholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Chattem.

Except as specifically set forth herein, the information concerning Chattem contained in this Offer to Purchase has been taken from or is based upon information furnished by Chattem or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Chattem’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Chattem, whether furnished by Chattem or contained in such documents and records, or for any failure by Chattem to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us. Brand names that are italicized in this Offer to Purchase refer to trademarks that Chattem owns.

General. Chattem is a Tennessee corporation with its principal offices located at 1715 West 38th Street, Chattanooga, Tennessee 37409 USA. The telephone number for Chattem is (423) 821-4571. According to Chattem’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2009, Chattem is a marketer and manufacturer of a broad portfolio of branded over-the-counter (“OTC”) healthcare products, toiletries and dietary supplements, including such categories as medicated skin care, topical pain care, oral care, internal OTC, medicated dandruff shampoos, dietary supplements, and other OTC and toiletry products. Chattem’s well-recognized brands include Gold Bond, Cortizone-10, Balmex, Icy Hot, Aspercreme, Capzasin, ACT, Herpecin-L, Unisom, Pamprin, Kaopectate, Selsun Blue, Dexatrim, Garlique, New Phase, Bullfrog, Ultraswim and Sun-In.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Chattem is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Chattem’s directors and officers, their remuneration, stock options granted to them, the principal holders of Chattem’s securities, any material interests of such persons in transactions with Chattem and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on February 27, 2009 and distributed to Chattem’s shareholders. Such information also will be available in Chattem’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Chattem, that file electronically with the SEC.

Summary Financial Information. Set forth below is certain summary financial information for Chattem and its consolidated subsidiaries excerpted from Chattem’s Annual Report on Form 10-K for the fiscal year ended November 30, 2008, its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2009 and its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008. More comprehensive financial information is included in such reports and other documents filed by Chattem with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Three Months Ended August 31,		Year Ended November 30,
	2009	2008	2008	2007
	(In thousands, except per share amounts)
Operating Data
Total revenues	$115,171	$111,929	$454,879	$423,378
Income (loss) from continuing operations	$42,265	$27,279	$125,036	$122,182
Net income (loss)	$23,428	$13,966	$66,286	$59,690
Basic net income (loss) per share	$1.23	$0.74	$3.49	$3.15
Diluted net income (loss) per share	$1.22	$0.73	$3.42	$3.08

	August 31,		November 30,
	2009	2008	2008	2007
	(In thousands)
Balance Sheet Data
Total assets	$822,757	$786,701	$792,972	$780,560
Total liabilities	$489,653	$551,481	$537,114	$578,852
Shareholders’ equity	$333,104	$235,220	$255,858	$201,708

Financial Projections. In connection with our due diligence review of Chattem, Chattem made available to us certain non-public financial information about Chattem, including financial projections prepared in November 2009 by Chattem’s management with respect to the fiscal years ended November 30, 2009 and 2010.

Chattem has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Chattem’s business, all of which are difficult to predict and many of which are beyond Chattem’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in Chattem’s periodic reports. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Chattem has advised us that the financial projections were not prepared with a view toward public disclosure and some of the financial projections were not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Additionally, Chattem has informed us that the financial projections were not prepared with a view to compliance with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, Chattem’s management. Neither Chattem’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein will not be deemed an admission or representation by Chattem or us that they are viewed by Chattem or us as material information of Chattem.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of Chattem by us pursuant to the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. Chattem has not updated or revised nor does Chattem intend to update or otherwise revise the financial projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error.

Chattem Financial Projections

	Fiscal Year Ending November 30,
	2009E	2010E
	(In millions, except per Share amounts)
Gross Revenues	$521.6	$544.0
Net Revenues	$465.8	$485.0
EBITDA (Non-GAAP)	$172.2	$180.0
Adjusted Earnings Per Share (Non-GAAP)	$4.84	—	*

*	Chattem projected that 2010 Adjusted Earnings Per Share would increase by approximately 10% from 2009 Adjusted Earnings Per Share.

Reconciliation of Non-GAAP Financial Measures. Chattem’s financial projections include a projection of Chattem’s “EBITDA.” EBITDA, as defined by Chattem, is net income before interest, taxes, depreciation and amortization, which includes the amortization of stock-based compensation. Although not determined at the time Chattem provided its financial projections to us, Chattem would typically also include any non-cash brand impairment as a reconciling item to net income to arrive at EBITDA. Chattem has informed us that during fiscal 2009 it estimates that a brand impairment of approximately $38.0 million may result after completion of its annual fair value brand impairment analysis as required by GAAP.

EBITDA is not a financial measurement prepared in accordance with GAAP. Accordingly, EBITDA should not be considered as a substitute for net income or other income or cash flow data prepared in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented by Chattem may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between Chattem’s projected EBITDA and net income, a financial measurement prepared in accordance with GAAP, is set forth below. Chattem did not provide us with this reconciliation in connection with our due diligence, but provided us with this reconciliation pursuant to SEC requirements in connection with this Offer to Purchase.

Reconciliation of EBITDA to Net Income

	2009E	2010E
	(In millions)
GAAP Net Income	$87.5	$89.2
Income Tax Expense	$49.2	$51.2
Interest Expense, net	$22.4	$24.1
Depreciation and Amortization	$13.1	$15.5

EBITDA (Non-GAAP)	$172.2	$180.0

Chattem’s financial projections also include a projection of Chattem’s “Adjusted Earnings Per Share” or “Adjusted EPS.” Adjusted EPS, as defined by Chattem, is net income (excluding debt extinguishment and stock-based compensation) per Share. Adjusted EPS is not a financial measurement prepared in accordance with GAAP. Accordingly, Adjusted EPS should not be considered as a substitute for earnings per share (“EPS”) prepared in accordance with GAAP. Because Adjusted EPS excludes some, but not all, items that affect net income and may vary among companies, the Adjusted EPS presented by Chattem may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between Chattem’s projected Adjusted EPS and EPS, a financial measurement prepared in accordance with GAAP, is set forth below. Chattem did not provide us with this reconciliation in connection with our due diligence, but provided us with this reconciliation pursuant to SEC requirements in connection with this Offer to Purchase.

Reconciliation of Adjusted EPS to EPS

2009E
(In millions, except per Share amounts)
GAAP Net Income	$87.5
Loss on early extinguishment of debt	$1.5
Stock compensation expense	$7.8
Income taxes	$(3.4)

Adjusted Net Income (Non-GAAP)	$93.4

GAAP EPS*	$4.53
Adjusted EPS (Non-GAAP)*	$4.84

*	Per Share amounts calculated assuming 19,300,000 Shares outstanding on a fully-diluted basis.

8. Certain Information Concerning Parent, the Purchaser and Certain Related Persons.

Parent is a French société anonyme. Parent’s registered office is located at 174, avenue de France, 75013 Paris, France and its telephone number at that address is + 33 1 53 77 40 00. Parent’s U.S. subsidiary’s office is located at 55 Corporate Drive, Bridgewater, New Jersey 08807. The telephone number of Parent’s U.S. subsidiary’s office is +1 (908) 981-5000. Parent is a global pharmaceutical group engaged in the research, development, manufacture and marketing of healthcare products. Parent’s business includes two main activities: (i) pharmaceuticals and (ii) human vaccines through sanofi pasteur.

The Purchaser is a Tennessee corporation and an indirect wholly-owned subsidiary of Parent. The Purchaser was organized by Parent to acquire Chattem and has not conducted any unrelated activities since its organization. All outstanding shares of the capital stock of the Purchaser are wholly-owned by Aventis. The Purchaser’s principal executive offices are located at 55 Corporate Drive, Bridgewater, New Jersey 08807 and its telephone number at that address is +1 (908) 981-5000.

ADN is a French société en nom collectif and a direct wholly-owned subsidiary of Parent that holds certain operating assets of Parent. ADN’s principal executive offices are located at 174, avenue de France, 75013 Paris, France and its telephone number at that address is + 33 1 53 77 40 00.

Aventis is a Pennsylvania corporation and an indirect wholly-owned subsidiary of Parent that holds certain operating and intellectual property assets of Parent. Aventis is a direct wholly-owned subsidiary of ADN. Aventis’ principal executive offices are located at 3711 Kennett Pike, Suite 200, Greenville, Delaware 19807 and its telephone number at that address is +1 (302) 777-7222.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent, ADN and Aventis are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Purchaser, Parent, ADN, Aventis or, to the best knowledge of the Purchaser, Parent, ADN and Aventis, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in the preceding paragraph, this Offer to Purchase or Schedule I hereto, (i) none of Parent, the Purchaser, ADN, Aventis or, to the best knowledge of Parent, the Purchaser, ADN and Aventis, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, the Purchaser, ADN or Aventis or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser, ADN, Aventis or, to the best knowledge of Parent, the Purchaser, ADN and Aventis or any of the persons or entities referred to Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser, ADN, Aventis or, to the best knowledge of Parent, the Purchaser, ADN and Aventis, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Chattem, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser, ADN, Aventis or, to the best knowledge of Parent, the Purchaser, ADN and Aventis, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Chattem or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, the Purchaser, ADN and Aventis, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Chattem or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

The Purchaser estimates that it will need approximately $2.3 billion to purchase all of the Shares pursuant to the Offer, to make payments in respect of outstanding in-the-money options, to fund amounts that will become payable under Chattem’s credit agreement and senior subordinated notes and may become payable under Chattem’s outstanding convertible notes and to consummate the Merger, plus related fees and expenses. Parent will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Chattem and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from existing cash balances and cash equivalents.

The Purchaser does not think its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

the Purchaser, through Parent, will have sufficient funds available to purchase all Shares successfully tendered in the Offer in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

10. Background of the Offer; Past Contacts or Negotiations with Chattem.

Parent’s management team, under the direction of Parent’s Board of Directors, regularly considers a variety of strategic alternatives for Parent, including various potential transactions and strategic business relationships.

In July 2009, representatives of sanofi-aventis U.S. contacted representatives of Goldman, Sachs & Co. (“Goldman Sachs”) to review various potential alternatives, including potential acquisitions and other potential strategic business relationships.

On August 28, 2009, a representative of Goldman Sachs contacted Mr. Zan Guerry, Chattem’s Chief Executive Offer, to discuss Chattem’s interest in meeting with Parent to discuss a potential strategic business relationship.

On September 10, 2009, Mr. Guerry and Mr. Robert E. Bosworth, Chattem’s Chief Financial Officer, met with Mr. Christopher A. Viehbacher, Parent’s Chief Executive Officer, and a representative of Goldman Sachs, at the request of Mr. Viehbacher. At this meeting, Mr. Viehbacher expressed interest on the part of Parent in discussing potential transactions between Parent and Chattem, including potential strategic business relationships with Chattem with respect to certain of Parent’s brands.

On September 29, 2009, Mr. Viehbacher sent a letter to Mr. Guerry, indicating that Parent would be submitting a formal proposal regarding a potential transaction with Chattem, including potentially a strategic business relationship with respect to certain of Parent’s brands.

On October 8, 2009, a representative of Goldman Sachs was contacted by Mr. Guerry. Mr. Guerry informed the representative of Goldman Sachs that Chattem was not for sale, but was willing to meet again to discuss a potential strategic business relationship with respect to certain of Parent’s brands.

On November 5, 2009, Mr. Viehbacher and Mr. Gregory Irace, President of sanofi-aventis U.S., met with Mr. Guerry and Mr. Bosworth. During the course of the meeting, Mr. Viehbacher provided Mr. Guerry and Mr. Bosworth with a letter indicating that Parent was interested in acquiring Chattem and outlining the terms of a preliminary, non-binding proposal to purchase all of the Shares for a price in the range of $85.00 to $90.00 per Share in cash. The proposal was subject to the successful completion of due diligence, the negotiation and execution of mutually acceptable definitive agreements, approval of both Chattem’s Board of Directors and Parent’s Board of Directors, requisite administrative or antitrust filings and satisfaction of any conditions contained in the definitive agreements. In his letter, Mr. Viehbacher noted that the management and employees of Chattem were critical to Parent’s proposal.

On November 18, 2009, representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), Chattem’s financial advisor, contacted representatives of Goldman Sachs and informed them that while Chattem’s Board of Directors, which met the day before, was willing to consider a potential transaction, there would need to be a meaningful improvement in the price offered.

On November 19, 2009, Mr. Viehbacher contacted Mr. Guerry to inform him that Parent was not willing to increase the price that it was offering for Chattem. Mr. Guerry restated the position of Chattem’s Board of Directors that the consideration offered by Parent needed to be meaningfully improved.

On November 20, 2009, representatives of Goldman Sachs forwarded to representatives of Morgan Stanley a letter from Parent to Chattem stating that Parent expected to consider partnering alternatives for Allegra® at Parent’s next board of directors meeting, scheduled to occur December 16, 2009. In the letter, Parent explained that it was willing to purchase all of the Shares for $90.00 per Share in cash and indicated that it would look for additional sources of value during its due diligence review which could potentially enable it to increase its offer. Parent also proposed entering into a confidentiality agreement so that it could commence its due diligence review and the parties could begin negotiating definitive transaction agreements.

Following receipt of the November 20, 2009 letter from Parent, Morgan Stanley contacted Goldman Sachs and advised them that Chattem’s Board of Directors did not believe that a price of $90.00 per Share was sufficient to warrant the commencement of due diligence by Parent and negotiations with respect to a potential transaction. Subsequently, Mr. Viehbacher contacted Mr. Guerry. During their discussion, Mr. Guerry indicated that a price of $90.00 per Share was not sufficient. Mr. Viehbacher expressed his preliminary view that although Parent was reluctant to increase the price above $90.00 per Share, Parent might be willing to make an offer of $93.00 per Share. Mr. Guerry indicated that Chattem’s Board of Directors would be willing to consider an offer per Share in the mid-$90’s and that a price closer to $94.00 per Share might be acceptable. Mr. Guerry indicated that he would advise Chattem’s Board of Directors of Parent’s revised proposal.

On November 21, 2009, representatives of Goldman Sachs confirmed Parent’s revised proposal, and representatives of Morgan Stanley sent representatives of Goldman Sachs Chattem’s proposed form of confidentiality agreement to be entered into between Chattem and Parent if Chattem’s Board of Directors determined to proceed with discussions related to a potential transaction.

On November 22, 2009, Parent’s counsel, Weil, Gotshal & Manges LLP (“Weil”), negotiated the terms of the proposed confidentiality agreement with Chattem’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”). Weil also delivered to Skadden a proposed form of exclusivity agreement which provided that, among other things, Chattem would negotiate exclusively with Parent for a period of 30 days.

On November 23, 2009, Parent and Chattem executed the Confidentiality Agreement and Parent delivered to Chattem its initial business and legal due diligence requests. Additionally, on that day, representatives of Morgan Stanley advised representatives of Goldman Sachs that Chattem would not enter into the exclusivity agreement proposed by Parent at that time.

On November 24 and 25, 2009, Parent, Chattem and their respective advisors held telephonic due diligence meetings, during which Chattem addressed Parent’s due diligence requests and Parent was provided with the opportunity to ask questions of the senior management of Chattem on various topics. Weil also confirmed Parent’s desire to pursue a two-step transaction in which a tender offer would be followed by a merger.

On November 25, 2009, Skadden delivered Chattem’s initial draft of the Merger Agreement to Weil.

On December 1, 2009, senior management of Chattem, including Mr. Guerry and Mr. Bosworth, senior members of Parent’s U.S. management team, including Mr. Irace, and other representatives of Parent, as well as their respective advisors, met to conduct face-to-face due diligence meetings as well as to discuss the preliminary views of Chattem’s management with respect to developing the Allegra® brand in the U.S. over-the-counter market. During this meeting, representatives of Goldman Sachs reiterated Parent’s intention to consider partnering alternatives for Allegra® at Parent’s next regularly scheduled Board of Directors meeting to be held on December 16, 2009. In addition, Parent’s representatives indicated that the retention of senior members of Chattem’s management was an essential component of Parent’s plan for the acquisition of Chattem and the development of Parent’s over-the-counter business in the U.S.

On December 4, 2009, Skadden delivered a proposal to Weil, intended to address Parent’s focus on the retention of senior members of Chattem’s management and the treatment of the existing severance arrangements with these individuals.

On December 7, 2009, Weil delivered Parent’s revised draft of the Merger Agreement to Skadden.

On December 10, 2009, Skadden delivered Chattem’s revised draft of the Merger Agreement to Weil.

On that same day, Goldman Sachs delivered a retention proposal relating to senior members of Chattem’s management to Morgan Stanley, reiterating that management retention was integral to Parent’s interest in Chattem and its willingness to proceed with a potential transaction. As part of this proposal, Goldman Sachs indicated that Parent’s willingness to proceed with a potential transaction would be contingent upon the willingness of at least eight of 11 senior executives of Chattem to enter into new severance and retention arrangements, which would provide for (i) the waiver of existing severance agreements and forfeiture of all unvested options and (ii) a six-year retention program that would pay each executive the maximum tax deductible amount that could be paid under Section 280G of the Internal Revenue Code and without any excise taxes under Section 4999 of the Internal Revenue Code.

On December 12, 2009, Skadden delivered a revised retention proposal reflecting management’s position to Weil. The proposal, which was ultimately implemented, provided for, among other things, certain amendments to existing severance arrangements to remove “walk-away” rights of certain executives and to otherwise limit the circumstances under which the executive could resign and receive severance and retention agreements with Parent for eight of 11 members of management.

On December 14, 2009, a representative of Goldman Sachs and Mr. Guerry had discussions regarding, among other things, the status of the due diligence process and whether Parent would be willing, in light of the due diligence, to offer more than $93.00 per Share. The representative of Goldman and Mr. Guerry discussed the possibility of Parent increasing its offer to $93.50 per Share.

On that same day, Skadden delivered to Weil a draft of the forms of amendments to the severance arrangements and Weil delivered to Skadden a draft of the form of retention agreements, in each case, with respect to Chattem’s management.

On December 15, 2009, Mr. Viehbacher called Mr. Guerry to advise him that Parent would be prepared to offer $93.50 per Share for Chattem.

On December 16, 2009, at a regularly scheduled meeting of Parent’s Board of Directors, members of Parent’s management team reviewed the proposed transaction with Chattem. At this meeting, Parent’s Board of Directors authorized Parent’s management team to continue negotiating and conclude a transaction with Chattem on the terms and conditions discussed at the meeting.

On December 17, 18, 19 and 20, members of Chattem’s management and representatives of Skadden, on the one hand, and members of Parent’s management and representatives of Weil, on the other hand, negotiated the final terms of the Merger Agreement and completed negotiations of the disclosure letters accompanying the Merger Agreement. Also during this period, certain senior members of Chattem’s management and their representatives negotiated the final terms of the amendments to their severance arrangements and the final terms of their retention agreements with members of Parent’s management and Weil.

On December 20, 2009, Skadden advised Weil that Chattem’s Board of Directors held a meeting that afternoon during which it unanimously determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair to, and in the best interests of Chattem and its shareholders and Chattem’s Board of Directors, among other things, unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommended that Chattem’s shareholders accept the Offer, tender their Shares in the Offer, and, to the extent required by applicable law, approve the Merger Agreement and the transactions contemplated thereby. Thereafter, Chattem, Parent and the Purchaser finalized the Merger Agreement and the accompanying disclosure letters and executed the Merger Agreement. Also, the amendments to the severance arrangements and retention agreements were finalized and executed.

On December 21, 2009, prior to the opening of trading of the Shares on Nasdaq, Parent and Chattem issued a joint press release announcing the execution of the Merger Agreement.

11. The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, the Purchaser or Chattem. Such information can be found elsewhere in this Offer to Purchase.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than 15 business days after the date of the Merger Agreement, which was December 20, 2009. The Offer was commenced on January 11, 2010. The obligations of the Purchaser to (and the obligations of Parent to cause the Purchaser to) commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction or waiver of certain conditions that are described in Section 15 – “Certain Conditions of the Offer.” The Merger Agreement provides that each Chattem shareholder who validly tenders Shares in the Offer will receive $93.50 for each Share tendered, net to the shareholder in cash, without interest and less any required withholding tax. Parent and the Purchaser expressly reserve the right to waive any condition to the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”), increase the Offer Price or to make any other changes to the terms and conditions of the Offer, except that without the prior written consent of Chattem, the Purchaser shall not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions set forth in this Offer to Purchase (see Section 15 – “Certain Conditions of the Offer”) or amend any such condition in a manner adverse to the holders of Shares, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner adverse to the holders of the Shares or (vi) extend the date on which the Offer expires except as required or permitted by the Merger Agreement.

Extensions of the Offer/Subsequent Offering Period. The Merger Agreement provides that on the initial expiration date or any subsequent date on which the Offer is scheduled to expire, if any of the conditions to the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) are not satisfied or waived, then, to the extent requested in writing by Chattem no less than two business days prior to the applicable expiration date, we must extend the Offer for one or more periods of up to 10 business days until such condition(s) have been satisfied or waived; provided, that we will not be required to extend the Offer beyond April 30, 2010 (the

“Outside Date”); provided, further, that if the only condition which has not been satisfied as of the Outside Date is the Regulatory Condition (as set forth below), the Outside Date shall be May 30, 2010. Under the Merger Agreement, we also will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the documents pursuant to which the Offer is made. The Merger Agreement also provides that we may, at our sole discretion, choose to provide for a subsequent offering period for three to 20 business days in accordance with Rule 14d-11 promulgated under the Exchange Act, if, following the expiration of the Offer, all the conditions to the Offer set forth in Section 15 – “Certain Conditions of the Offer” are satisfied but the number of Shares validly tendered and not validly withdrawn in the Offer and accepted for payment is less than 90% of the outstanding Shares (on a fully-diluted basis as defined in the Merger Agreement).

Top-Up Option. Chattem granted Parent an irrevocable option, for so long as the Merger Agreement has not been terminated, to purchase from Chattem up to that number of newly issued shares of Chattem common stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent or any of its subsidiaries, including the Purchaser, at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option (on a fully-diluted basis as defined in the Merger Agreement). The exercise price for each Share acquired pursuant to the Top-Up Option is equal to the Offer Price. The exercise of the Top-Up Option by Parent is subject to certain conditions set forth in Section 1.3(b) of the Merger Agreement. The Merger Agreement provides that the Top-Up Option will not be exercisable if (i) the number of shares of Chattem common stock subject to the Top-Up Option exceeds the number of authorized shares of Chattem common stock available for issuance, (ii) any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent), enacted, promulgated, issued or entered by any governmental authority (collectively, “Restraints”) prohibits the exercise or delivery of the Top-Up Option, (iii) immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, Parent or any of its subsidiaries, including the Purchaser, would not own more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement) or (iv) the Purchaser has not accepted for payment the Shares validly tendered in the Offer (or during the subsequent offering period, if any) and not validly withdrawn.

The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Chattem, with Chattem being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Chattem will continue as the Surviving Corporation and an indirect wholly-owned subsidiary of Parent. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation.

Pursuant to the Merger Agreement, at the Effective Time, each Share which is owned by Chattem or Parent or any subsidiary of Parent, including the Purchaser, shall be cancelled without any conversion and no consideration shall be delivered in respect thereof. Each Share owned by any subsidiary of Chattem shall remain outstanding, with appropriate adjustment to the number thereof to preserve such subsidiary’s relative ownership percentage in Chattem.

Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or to remain outstanding in accordance with the preceding paragraph, shall be converted into the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”), subject to any required withholding of taxes, payable to the holder thereof in accordance with the terms of the Merger Agreement described herein. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of a Share Certificate or evidence of Shares in book-entry form which immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Chattem Stock Options. The Merger Agreement provides that each then outstanding unexercised stock option (whether or not then vested or exercisable) that represents the right to acquire Shares (each, an “Option”) will become fully vested and exercisable in accordance with its terms on the date Shares are accepted for payment in the Offer, and that as of the Effective Time, each Option will be cancelled and immediately represent the right to receive an amount in cash equal to (i) the excess, if any, of (A) the Merger Consideration per Share over (B) the exercise price per Share subject to such Option, multiplied by (ii) the number of Shares underlying such Option, which amount shall be paid at the Effective Time by Chattem.

Representations and Warranties. In the Merger Agreement, Chattem has made customary representations and warranties to Parent and the Purchaser, including representations relating to: the organization, good standing and corporate power of Chattem and that of Chattem’s subsidiaries; authorization and enforceability of the Merger Agreement; the shareholder voting requirement to approve the Merger Agreement and the transactions contemplated thereby; no conflicts with or consents required in connection with the Merger Agreement; required government approvals, filings and consents; Chattem’s subsidiaries; capitalization and indebtedness of Chattem and that of Chattem’s subsidiaries; Chattem’s SEC filings, financial statements and internal controls; absence of material adverse effect or certain changes or events; absence of undisclosed liabilities; legal proceedings; Chattem’s compliance with laws; permits; tax matters; employee benefit and employment matters; labor matters; environmental matters; material contracts; real property; intellectual property; information supplied; compliance with health care laws; insurance; interested party transactions; state takeover statutes and Chattem’s charter and by-laws provisions; Chattem’s shareholder rights plan; opinion of financial advisor; and brokers and other advisors.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Chattem, including representations relating to: organization and good standing; authorization with respect to the Merger Agreement; no conflicts with or consents required in connection with the Merger Agreement; required government approvals, filings and consents; ownership and operations of the Purchaser; legal proceedings; Parent’s and the Purchaser’s compliance with laws; sufficiency of funds; ownership of Shares; brokers and other advisors; and information supplied.

Operating Covenants. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time or the earlier termination of the Merger Agreement, except as contemplated by the Merger Agreement (including in Chattem’s disclosure letter) or as required by law, and unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Chattem shall, and shall cause each of its subsidiaries to conduct its operations in the ordinary course consistent with past practice, and comply in all material respects with all applicable laws and the requirements of all material contracts and shall use commercially reasonable efforts to (i) maintain and preserve intact its business organization and its business relationships with those having business dealings with it to the end that the goodwill of Chattem shall be preserved, (ii) retain the services of its officers and key employees, (iii) maintain all of its operating assets in their current condition (normal wear and tear excepted) and (iv) keep in full force and effect all insurance policies (including Chattem’s captive insurance policies), other than changes to such policies made in the ordinary course of business, in each case, in all material respects.

From the date of the Merger Agreement to the Effective Time, Chattem is subject to customary operating covenants and restrictions, including restrictions relating to the issuance, delivery, sale, grant, disposal, pledge or other encumbrance of stock, or any rights, warrants, options, calls, commitments or other equity interests of Chattem and its subsidiaries; the redemption, purchase or acquisition of equity interests; the declaration, setting aside for payment of dividends or other distributions; the adjustment, split, combination, subdivision or reclassification of capital stock, voting interests or other equity interests of Chattem; contracts with respect to the sale, voting, registration or repurchase of capital stock, any other voting interests or other equity interests of Chattem or the capital stock of any subsidiary of Chattem; the amendment or waiver of any rights under, or acceleration of the vesting under, any provision of Chattem’s stock plans, restricted stock plans or options; incurrence or cancellation of indebtedness or the issuance or sale of any debt securities or options, warrant calls or other rights to acquire debt securities; the sale, pledge, disposal, transfer, lease, license, mortgage or other encumbrance of any properties, rights or assets; the making of certain capital expenditures; the acquisition of another person or equity interests or assets of another person; increase in compensation or benefits, grant of severance rights, new equity awards or acceleration of vesting or payment under any benefit plan to any director, officer, consultant or certain employees; employment, retention or change in control, collective bargaining agreements and bonus or other incentive compensation plans; tax matters; changes in accounting policies; the amendment of the charter and by-laws of Chattem or the organizational or governing documents of any of its subsidiaries; the execution, modification, termination, amendment or waiver of any rights under any Chattem material contract; the maintenance of Chattem’s intellectual property; the liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of Chattem or any of its subsidiaries; the making of investments, loans or advances; actions in respect of Chattem’s shareholder rights plan or the Tennessee Business Combination Act, except as contemplated by the Merger Agreement; and actions with respect to governmental authorizations, consents, orders, declarations or approvals and Restraints resulting in the delay of the consummation of the transactions contemplated by the Merger Agreement.

Shareholders Meeting. The Merger Agreement provides that Chattem will, if the approval of the Merger Agreement by Chattem’s shareholders is required by law, prepare and file with the SEC, subject to the prior review, comment and approval of Parent (which approval shall not be unreasonably withheld or delayed), a proxy statement relating to the required shareholder approval (the “Proxy Statement”).

The Merger Agreement provides that Chattem will, if required by applicable law in order to consummate the Merger, promptly and duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders Meeting”) for the purpose of approving the Merger and the Merger Agreement and convene and hold the Shareholders Meeting as soon as reasonably practicable after the later of the Acceptance Time and the termination of the subsequent offering period, if any, include in the Proxy Statement the recommendation of Chattem’s Board of Directors that Chattem’s shareholders vote in favor of the approval of the Merger and the Merger Agreement and obtain the required shareholder approval.

Parent agrees to cause all Shares then owned by it, the Purchaser or any of Parent’s other subsidiaries to be voted in favor of the approval of the Merger and the Merger Agreement. Notwithstanding the foregoing, under the Merger Agreement, if Parent, the Purchaser and any other subsidiary of Parent collectively acquire at least 90% of the then outstanding Shares (calculated in accordance with the TBCA), Parent, the Purchaser and Chattem shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a shareholders meeting in accordance with the applicable provisions of the TBCA.

No Solicitation Provisions. The Merger Agreement provides that subject to certain restrictions, until the earlier of the date on which Parent’s designees have been effectively appointed to Chattem’s Board of Directors in accordance with the Merger Agreement or the date on which the Merger Agreement is terminated in accordance with its terms, Chattem shall not, nor shall it authorize or permit any of its subsidiaries, any of its or their respective directors, officers or employees or any financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by Chattem or any of its subsidiaries to, directly or indirectly through another person, except as otherwise provided in the Merger Agreement, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce or take any other action designed to or which would reasonably be expected to lead to, any inquiries or the making of, any proposal that constitutes, or is reasonably likely to lead to, a Takeover Proposal (as defined below) or (ii) other than informing persons of the provisions contained in the no solicitation provisions, enter into, continue or participate in any discussions or negotiations regarding any Takeover Proposal, or furnish any information concerning Chattem and its subsidiaries to any person in connection with any Takeover Proposal, or otherwise cooperate with or take any other action to knowingly facilitate or induce any effort or attempt to make or implement a Takeover Proposal. Chattem shall, and shall cause its subsidiaries and their respective

Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person previously conducted with respect to any Takeover Proposal.

However, at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Takeover Proposal, received under circumstances not involving a breach of the Merger Agreement, that Chattem’s Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to result in a Superior Proposal (as defined below), Chattem may, after providing notice and certain other information to Parent, upon a good faith determination by Chattem’s Board of Directors (after receiving the advice of its outside counsel) that failure to take such action would be reasonably likely to constitute or result in a violation by Chattem’s Board of Directors of its fiduciary duties to the holders of Shares under applicable law, and after giving Parent prompt written notice of such determination, furnish information with respect to Chattem and its subsidiaries to, and participate in discussions or negotiations with, the person making such Takeover Proposal (and its Representatives), but only pursuant to an acceptable confidentiality agreement, as specified by the Merger Agreement. Such confidentiality agreement must contain confidentiality, standstill and other provisions substantially similar to the confidentiality agreement previously entered into by Parent and Chattem and not less restrictive to the person making such Takeover Proposal than the provisions of the confidentiality agreement previously entered into by Parent and Chattem, except such confidentiality agreement shall not prevent such person from making a Takeover Proposal to Chattem or Chattem’s Board of Directors. All such information must have previously been provided to Parent or be provided to Parent at substantially the same time it is provided to such person before Chattem may participate in discussions or negotiations with the person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

The Merger Agreement provides that Chattem will not (A)(i) withdraw, modify or qualify, in a manner adverse to Parent, its recommendation that Chattem’s shareholders accept the Offer, tender their Shares in the Offer, approve the Merger and the Merger Agreement or (ii) adopt, recommend or propose publicly to adopt or recommend to Chattem’s shareholders a Takeover Proposal (any action described in clauses (i) or (ii), a “Company Adverse Recommendation Change”) or (B) enter into any merger, acquisition or similar agreement with respect to any Takeover Proposal (each, a “Company Acquisition Agreement”) unless: (i) Chattem has provided to Parent four business days’ prior written notice (an “Adverse Recommendation Change Notice”), which Adverse Recommendation Change Notice shall specify that Chattem’s Board of Directors is prepared to make an Adverse Recommendation Change and/or enter into any Company Acquisition Agreement, as applicable, and, (1) in the case of a Takeover Proposal that Chattem’s Board of Directors has determined constitutes a Superior Proposal, shall contain a description of the material terms of such Takeover Proposal and a statement that Chattem’s Board of Directors has determined that such Takeover Proposal is a Superior Proposal and a statement that Chattem’s Board of Directors intends to enter into an agreement providing for such Superior Proposal, identifying the parties thereto, and delivering to Parent a copy of the Company Acquisition Agreement and other relevant documents for such Superior Proposal in the form to be entered into and (2) in the case that the Adverse Recommendation Change is not made in the response to or as a result of a Superior Proposal, there has been a material development or change in circumstances relating to Chattem’s business, assets and operations that occurs or arises after the date of the Merger Agreement that was not known by Chattem’s Board of Directors as of the date of the Merger Agreement (an “Intervening Event”), a reasonably detailed description of the Intervening Event, (ii) during the four business day period following the date of receipt of the Adverse Recommendation Change Notice, if requested by Parent, Chattem has engaged in good-faith negotiations with Parent to amend the Merger Agreement in such a manner that the Intervening Event no longer requires a Company Adverse Recommendation Change or the Takeover Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal, (iii) at midnight, Eastern time, at the end of the four business day period following the date of receipt of the Adverse Recommendation Notice (or, in the event that the Takeover Proposal has been materially revised or modified, at the end of midnight, Eastern time, on the fourth business day following the date of receipt of notice of such material revision or modification, if later), (1) in the case of a Takeover Proposal, such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account all changes to the terms of the Merger Agreement proposed by Parent) and (2) in the case of an Intervening Event, such Intervening Event continues to require a

Company Adverse Recommendation Change (taking into account all changes to the terms of the Merger Agreement proposed by Parent), and (iv) in the case of the foregoing clause (B), Chattem shall terminate the Merger Agreement and pay to Parent the Termination Fee (described below) payable pursuant to the terms of the Merger Agreement.

Chattem shall promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer or inquiry is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Chattem in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent fully informed of all material developments affecting the status and the material terms of any such proposals, offers, inquiries or requests (and Chattem shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

As used in the Merger Agreement, “Takeover Proposal” means a bona fide inquiry, proposal or offer from any person (other than Parent and its subsidiaries) relating to any (i) direct or indirect acquisition or purchase of assets of Chattem and its subsidiaries (including securities of Chattem’s subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of Chattem’s consolidated assets or to which 20% or more of Chattem’s revenues, earnings or assets on a consolidated basis are attributable, (ii) acquisition of 20% or more of the Shares, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the Shares or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Chattem or any of its subsidiaries, in each case, other than the transactions contemplated by the Merger Agreement.

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written Takeover Proposal (provided, that for purposes of this definition references to 20% in the definition of “Takeover Proposal” shall be deemed to be references to 50%) which includes consideration per Share that is greater than the Offer Price (including, in the case of non-cash consideration, a determination by Chattem’s Board of Directors, after consultation with a financial advisor of nationally recognized reputation, that the value of such non-cash consideration per Share is greater than the Offer Price) and which Chattem’s Board of Directors determines in its good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to Chattem’s shareholders from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account at the time of determination all relevant circumstances, including all the terms and conditions of such proposal and the Merger Agreement, and the ability of the person making such Takeover Proposal to consummate the transactions contemplated by such Takeover Proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

Reasonable Best Efforts. The parties agreed in the Merger Agreement to make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other governmental entities under antitrust laws relating to the transactions contemplated by the Merger Agreement. Chattem, Parent and the Purchaser agreed to consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any antitrust law. Chattem and Parent each agreed to use its reasonable best efforts to avoid the entry of any Restraint, to eliminate every impediment under any antitrust law that may be asserted by any governmental authority so as to enable the closing of the Merger to occur as soon as reasonably possible, except that Chattem and Parent will not be required to agree to any divestitures proposed by any governmental authority unless such divestitures are, in the aggregate, immaterial to both Chattem and Parent and their respective businesses as currently conducted and to vigorously contest and resist any such action or proceeding.

Each of Chattem, Parent and the Purchaser agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including (i) the obtaining of all other necessary actions, consents, approvals, waivers, licenses, permits, authorizations, orders and approvals from governmental authorities and the making of all other necessary registrations and filings (including filings with governmental authorities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties that are necessary to consummate the transactions contemplated by the Merger Agreement, (iii) the preparation of the documents pursuant to which this Offer is made, the Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents that may be required to be filed with the SEC and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

Indemnification and Insurance. The Merger Agreement provides that Parent shall cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of Chattem and its subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) as provided in the charter and by-laws of Chattem as in effect on the date of the Merger Agreement, without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six years from and after the Effective Time; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pay the expenses (including the reasonable fees and expenses of legal counsel) of any Indemnitee (including in connection with enforcing the indemnity and other obligations provided for in the Merger Agreement) promptly after statements and reasonable documentation are received, and otherwise advance to such Indemnitee upon request for reimbursement of such expenses incurred, in each case to the fullest extent permitted under applicable law, subject to certain conditions described in the Merger Agreement.

Under the Merger Agreement, for the six-year period commencing immediately after the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently (and any additional persons who at or prior to the Effective Time become) covered by Chattem’s directors’ and officers’ liability insurance policies on terms with respect to such coverage, and in an amount, no less favorable in any material respect to such individuals than the policies in effect on the date of the Merger Agreement. The Merger Agreement provides that Parent shall endeavor to purchase (or cause to be purchased by an affiliate) a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the policies of directors’ and officers’ liability insurance maintained by Chattem and its subsidiaries as of the date of the Merger Agreement with respect to matters arising on or before the date on which Parent’s designees that have been effectively appointed to Chattem’s Board of Directors in accordance with the Merger Agreement (the “Tail Prepaid Policy”). If Parent has not purchased (or caused to be purchased by an affiliate) the Tail Prepaid Policy at least two business days prior to the date on which the Acceptance Time occurs, Chattem may purchase the Tail Prepaid Policy prior to the date on which the Acceptance Time occurs, so long as the cost thereof is not in excess of 600% of the current aggregate annual premiums.

Employee Matters. All employees of Chattem (and its subsidiaries) as of immediately prior to the Effective Time will be employed by the Surviving Corporation (or its subsidiaries) as of the Effective Time (the “Continuing Employees”). For the period commencing at the Effective Time through and including December 31, 2011, Parent will, or will cause the Surviving Corporation to, provide the Continuing Employees who remain employees of the Surviving Corporation with compensation and employee benefits (excluding certain management retention bonus payments and incentive compensation arrangements), that, in the aggregate, are no less favorable than the compensation (including base salary and annual cash-based incentive compensation opportunities other than equity-based incentive compensation) and employee benefits provided to such individuals by Chattem and its subsidiaries immediately prior to the Effective Time.

Parent agreed that the Surviving Corporation shall cause the Surviving Corporation’s employee benefit plans established following the Closing Date (if any) and any other employee benefit plans covering the Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”), to recognize the service of each Continuing Employee (to the extent such service was recognized by Chattem) for purposes of eligibility, vesting and determination of the level of benefits (but not for benefit accrual purposes) under such plans. For the calendar year including the Effective Time, the Continuing Employees will not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits (collectively, the “Post-Closing Welfare Plans”) to the extent of amounts previously credited for such purposes under comparable plans of Chattem (or its subsidiaries) that provide medical, dental and other welfare benefits. For the calendar year including the Effective Time, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Post-Closing Welfare Plans will be waived with respect to Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement to show evidence of good health was already in effect with respect to such employees and that have not been satisfied under the applicable plans of Chattem (or its subsidiaries) that provide medical, dental and other welfare benefits in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time).

As of the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, (i) all employment, change in control, severance and other compensation plans, agreements and arrangements existing immediately prior to the execution of the Merger Agreement which are between Chattem or any of its subsidiaries and any director, officer or employee thereof or maintained by Chattem or any of its subsidiaries (which were listed in Chattem’s disclosure letter) and (ii) certain management retention agreements entered into by Parent in connection with the execution of the Merger Agreement.

Parent acknowledged that Chattem shall be entitled to pay the annual cash bonuses earned by employees of Chattem (and its subsidiaries) in respect of Chattem’s fiscal year ended November 30, 2009, in 2009 (with the amounts of such bonuses being determined in a manner consistent with past practices), subject to compliance with Section 409A of the Code and the regulations and guidance promulgated thereunder, to the extent applicable. The Surviving Corporation shall also be entitled to pay annual cash bonuses under a substantially equivalent annual incentive plan with respect to bonus levels and participation established, in accordance with past practice, for Chattem’s fiscal year commencing on December 1, 2009, calculated at target on a pro-rata basis as of the Closing Date, as well as previously agreed to bonus amounts as disclosed in the Company Disclosure Letter, in each case, subject to compliance with Section 409A of the Code and the regulations and guidance promulgated thereunder, to the extent applicable.

As soon as reasonably practicable following the Effective Time, but in no event later than 60 days following the Effective Time, Parent shall, or shall cause Chattem, either alone or together with Parent, to provide incentive compensation eligibility for management of the Surviving Corporation in order to provide participants with incentive compensation that, when taken into account with the amount of total compensation (excluding retention arrangements) received by such participants following the Effective Time, is intended to provide economic value that is substantially comparable on an overall basis to that provided by Chattem’s equity-based incentive compensation plans.

Parent agreed that following the Effective Time, Chattanooga, Tennessee will remain the headquarters of the Surviving Corporation and will be the operation headquarters of Parent’s United States “over-the-counter” business.

Section 16 Matters. The Merger Agreement provides that Chattem shall take all such steps as may be required and permitted to ensure that the transactions contemplated by the Merger Agreement, including any dispositions of the Shares (including derivative securities with respect to such Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Chattem, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Chattem’s Notes. The Merger Agreement provides that Chattem will comply with all of its obligations under the terms of the indentures underlying Chattem’s 2% Convertible Senior Notes due 2013 and 1.625% Convertible Senior Notes due 2014 (together, the “Convertible Senior Notes”) in connection with the transactions contemplated by the Merger Agreement and shall cause the Convertible Senior Notes to be converted only for cash in connection with the transactions contemplated by the Merger Agreement. Chattem will also comply with the requirements of the indenture underlying its 7% Senior Subordinated Notes due 2014 (the “7% Senior Subordinated Notes”) in order to redeem the 7% Senior Subordinated Notes on the date of the Acceptance Time. Chattem will also seek to unwind certain hedge agreements and warrants entered into in connection with the Convertible Senior Notes in a cash settlement. Parent will provide Chattem, following the consummation of the Offer, with the funds required to (i) make payments with respect to the Convertible Senior Notes, (ii) redeem the 7% Senior Subordinated Notes and (iii) pay amounts in cash owed in connection with the unwinding of the hedge agreements and warrants, if any.

Credit Agreement. The Merger Agreement provides that at the Acceptance Time, Parent will provide (or cause an affiliate to provide) Chattem with the funds necessary to repay and discharge in full all amounts outstanding pursuant to the terms of the credit agreement dated as of February 26, 2004, as subsequently amended, among Chattem, its domestic subsidiaries, the Lenders (as defined therein), and Bank of America, N.A., as agent for the Lenders and Chattem will repay and discharge such indebtedness on such date in a manner acceptable to the parties to the credit agreement. Immediately after such payment, Chattem will procure evidence of the termination and release of all liens on any assets securing the obligations under such credit agreement.

State Takeover Laws. The Merger Agreement provides that Chattem and Chattem’s Board of Directors shall use their reasonable best efforts to ensure that no state takeover law or similar law is or becomes applicable to the Merger Agreement or any transaction contemplated thereby and that if any state takeover law or similar law is or becomes applicable to the Merger Agreement or any transaction thereby, use their reasonable best efforts to ensure that the transactions contemplated thereunder may be consummated as promptly as practicable on the terms contemplated thereby and otherwise to minimize the effect of such law on the Merger Agreement and the transactions contemplated thereby.

Shareholder Litigation. Chattem has agreed to give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against Chattem and/or its directors or executive officers relating to the Merger Agreement or the transactions contemplated thereby, whether commenced prior to or after the execution and delivery of the Merger Agreement, and shall not settle or offer to settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed). See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

Directors after the Acceptance Time. Following the Acceptance Time, and from time to time thereafter, Parent shall be entitled to designate up to four directors (the “Parent Designees”), and Chattem will, upon Parent’s request and subject to compliance with applicable law, cause the resignation of such number of directors as is necessary to enable the Parent Designees to be so elected or designated to Chattem’s Board of Directors and to cause the Parent Designees to be so elected or so designated. If requested by Parent after the Acceptance Time, Chattem shall amend its by-laws to provide that any act of Chattem’s Board of Directors requires the affirmative vote of at least a majority of the directors constituting the entire Board of Directors and at least 50% of directors present for the purposes of determining a quorum at any meeting of the Board of Directors or any committee thereof must be the Parent Designees.

Directors and Officers after the Effective Time. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation. The officers of Chattem immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Conditions to the Merger. The Merger Agreement provides that the obligations of Chattem, Parent and the Purchaser are subject to the satisfaction at or prior to the Closing Date of the following: (i) the approval of the Merger Agreement, if required by applicable law, and if not required under applicable law, the passage of at least one month since the date a copy of the Merger Agreement was mailed to holders of the Shares, (ii) Parent or the Purchaser shall have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the Merger Agreement and (iii) no Restraint and no law shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after obtaining the approval of Chattem shareholders, as follows:

a)	by mutual written consent of Parent and Chattem;

b)	by either Parent or Chattem if the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that this right to terminate the Merger Agreement will not be available to a party if the failure of the Offer to have been consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

c)	by either Parent or Chattem if a Restraint prohibiting the Merger has become final and non-appealable; provided, however, that this right to terminate the Merger Agreement will not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

d)	by Parent prior to the Acceptance Time if Chattem shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (1) would result in any condition to the Offer relating to such representations, warranties, covenants or agreements not being satisfied and (2) is not cured or cannot be cured by Chattem within 30 calendar days following receipt of written notice of such breach or failure to perform from Parent (or if the Outside Date is less than 30 calendar days from the notice by Parent, is not cured or cannot be cured by Chattem by the Outside Date);

e)	by Parent prior to the Acceptance Time if (1) a Company Adverse Recommendation Change shall have occurred or (2) the Board of Directors of Chattem fails to publicly reaffirm its adoption and recommendation of the Merger Agreement or the transactions contemplated thereby within four business days of receipt of a written request by Parent to provide such reaffirmation following receipt of a Takeover Proposal or delivery of an Adverse Recommendation Change Notice to Parent;

f)	by Parent prior to the Acceptance Time if after the date of the Merger Agreement, there shall have occurred a Material Adverse Effect (as described below);

g)	by Parent prior to the Acceptance Time if Chattem shall have breached, in any material respect, any of its obligations under Section 5.3 of the Merger Agreement, described under the heading “No Solicitation Provisions” and either (1) such breach was sanctioned or permitted by Chattem or (2) Chattem was aware of such breach and did not use reasonable best efforts to prevent such breach;

h)

by Chattem prior to the Acceptance Time if Parent or the Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (1) would result in (i) any representation or warranty of Parent and the Purchaser contained in the Merger Agreement not being true and correct (without giving effect to any qualifications as to materiality or material adverse effect) as of the date of the Merger Agreement and as of the date of determination, unless the failure to be true of such representations and warranties, individually and in the aggregate, has not and would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent and the Purchaser to consummate the transactions contemplated by the Merger Agreement or (ii) a failure by Parent or the Purchaser to perform in all material respects its agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to the date of determination and (2) is not cured or is incapable of being cured by Parent or the Purchaser within 30 calendar days following receipt of written notice of such breach or failure to perform from Chattem (or if the Outside Date is less than 30 calendar days from the notice by Parent, is not cured or cannot be cured by Parent or the Purchaser by the Outside Date);

i)	by Chattem prior to the Acceptance Time if concurrently Chattem (1) enters into a definitive Company Acquisition Agreement providing for a Superior Proposal after complying with the provisions of Section 5.3(b), (c) and (d) of the Merger Agreement described above under the heading “No Solicitation Provisions” and (2) pays to Parent the Termination Fee (described below);

j)	by Chattem prior to the Acceptance Time if (1) the Purchaser fails to commence the Offer within 15 business days after the date of the Merger Agreement; provided, however, that Chattem may not terminate the Merger Agreement if Chattem fails to comply with its obligations under Section 1.2 of the Merger Agreement, entitled “Company Action,” (2) the Purchaser terminates or makes any change to the Offer in violation of the terms of the Merger Agreement or (3) at any Expiration Date, the Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer and at such time all of the conditions to the Offer (as set forth in Section 15 – “Certain Conditions of the Offer”) are satisfied or no subsequent Expiration Date is established pursuant to an authorized extension of the Offer.

As used in the Merger Agreement, “Material Adverse Effect” means any change, effect, event, development, state of facts or occurrence that, individually or in the aggregate with all other changes, effects, events, developments, state of facts or occurrences, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of Chattem and its subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall not include any change, effect, event, development, state of facts or occurrence to the extent arising out of, resulting from or relating to (i) changes in the national or world economy or national or foreign financial credit or securities markets as a whole, (ii) changes in the general market or economic conditions of the industry in which Chattem participates, (iii) changes in applicable law or GAAP following the date hereof, (iv) any failure, in and of itself, by Chattem to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of the Merger Agreement (provided that this clause (iv) shall not preclude any change, effect, event, development, state of facts or occurrence that may have contributed to or caused such failure from being taken into account in determining whether a Material Adverse Effect has occurred), (v) acts of war, sabotage or terrorism, or any escalation or worsening of such acts, or any earthquakes, hurricanes, tornados, and other wind storms, floods or other natural disasters, or (vi) certain matters disclosed to Parent (except, with respect to clauses (i), (ii) and (iii) above, to the extent Chattem is disproportionately adversely affected by such changes or events relative to other similarly-sized participants in the industry in which it participates).

Termination Fees. The Merger Agreement contemplates that a termination fee of $64,596,000 (the “Termination Fee”) will be payable by Chattem to Parent where the Merger Agreement is terminated:

a)	by Parent pursuant to paragraph (e) under “Termination” above or by Chattem pursuant to paragraph (i) under “Termination” above; or

b)	(1) by Parent pursuant to paragraph (d) under “Termination” above or pursuant to paragraph (g) under “Termination” above, (2) prior to the time of such termination a third party has made a bona fide Takeover Proposal or an intention to make a Takeover Proposal has been publicly made or otherwise made known to Chattem’s Board of Directors or holders of the Shares by a third party and not withdrawn prior to termination and (3) if, within 15 months following the date of such termination, Chattem enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal (for purposes of this clause (b), all references in the definition of Takeover Proposal to “20%” shall instead be deemed to refer to “50%”).

Amendment. The Merger Agreement may be amended or supplemented by written agreement of the parties at any time prior to the Effective Time; provided that, after Chattem shareholder approval has been obtained, no amendment may be made without further shareholder approval which, by law requires further approval by such shareholders.

Specific Enforcement. The parties have agreed that irreparable damage may occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. Therefore, the parties have agreed that, if for any reason Parent, the Purchaser or Chattem has failed to perform its obligations under the Merger Agreement, then the party seeking to enforce the Merger Agreement against such nonperforming party under the Merger Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief.

Other Agreements

Confidentiality Agreement. On November 23, 2009, Parent and Chattem executed a confidentiality agreement (the “Confidentiality Agreement”). As a condition to being furnished certain information by Chattem, Parent agreed (subject to limited exceptions) to keep such information confidential for a period of three years from the date of the Confidentiality Agreement unless otherwise required by law, and not to use such information for any purpose other than in connection with evaluating and implementing a potential transaction with Chattem. Parent also agreed, among other things, that, without Chattem’s consent, for a period of 18 months from the date of the Confidentiality Agreement, Parent will not, directly or indirectly, alone or in concert with others, effect or propose to effect, or participate in, (i) the acquisition of any right to direct the voting or disposition of, or any other right with respect to, any securities of Chattem or any of its subsidiaries, (ii) any business combination involving Chattem or any of its subsidiaries or a material portion of the assets of Chattem or any of its subsidiaries, (iii) any extraordinary transaction involving Chattem or any of its subsidiaries or (iv) any solicitation of proxies to vote any securities of Chattem or any of its subsidiaries. Parent further agreed that, for a period of 18 months from the date of the Confidentiality Agreement, subject to specified exceptions, it would not offer to hire or hire any executive officer or senior level manager employed by Chattem or any of its subsidiaries with whom Parent has had contact or who became known to Parent in connection with its evaluation of a potential transaction. The Confidentiality Agreement terminates upon the earlier to occur of the closing of a transaction between Parent and Chattem and the third anniversary of its execution. The foregoing summary of the material provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Confidentiality Agreement, you are encouraged to read the full text of the Confidentiality Agreement. The Confidentiality Agreement is not intended to provide you with any other factual information about Parent, the Purchaser or Chattem. Such information can be found elsewhere in this Offer to Purchase.

Retention Agreements. Concurrently with the execution of the Merger Agreement, Chattem’s executive officers (the “Executives”) entered into retention agreements (the “Retention Agreements”) with Parent that will become effective as of the date on which the Shares are purchased in accordance with the terms of the Offer (the “Retention Agreement Effective Date”) subject to the completion of the Merger. The Retention Agreements provide for the ability of each Executive to earn a retention bonus based on continued employment, in the following amounts: (i) Zan Guerry ($13,499,864), (ii) Robert E. Bosworth ($1,567,027), (iii) Robert B. Long ($580,304) and (iv) Theodore K. Whitfield, Jr. ($955,827).

The Retention Agreements contemplate a five year retention period for Messrs. Guerry and Bosworth and a four year retention period for the other Executives, with the first annual payment in each case becoming payable on the 25-month anniversary of the Effective Time, followed by substantially equal annual payments to the extent that the applicable Executive remains employed on the applicable payment date. The payments to each of Messrs. Guerry and Bosworth, if payable, would equal 25% of the applicable retention bonus on the 25-month anniversary of the Effective Time, and an additional 25% on each of the third, fourth and fifth anniversaries of the Effective Time, and the payments to each of Messrs. Long and Whitfield, if payable, would equal 33%, 33% and 34% of the applicable retention bonus, respectively, on the 25-month anniversary of the Effective Time, and the third and fourth anniversaries of the Effective Time.

In the event that an Executive’s employment is terminated without Cause or by the Executive for Good Reason (each, as defined in the applicable Retention Agreement), the Executive would receive a pro-rata portion of the retention bonus if the termination of employment occurs during the two year period (one year in the case of Mr. Long) following the applicable Retention Agreement Effective Date (the “Protection Period”); provided, that such pro-rata portion will be equal to the amount of the Executive’s retention bonus multiplied by a fraction the numerator of which is the number of full months worked during the Protection Period and the denominator of which is 60 (in the case of Messrs. Guerry and Bosworth) and 48 for the other Executives. Unpaid portions of an Executive’s retention bonus are payable in a lump sum upon the Executive’s death or Disability (as defined in the applicable Retention Agreement) during the retention period, or upon a termination by Chattem without Cause or by the Executive for Good Reason following the applicable Protection Period. Payments under the Retention Agreements are subject to reduction to the extent necessary to avoid the triggering of excise tax under Section 4999 of the Code. Each Executive has agreed in his or her respective Retention Agreement to be bound by certain non-competition, non-solicitation, employee antipirating and confidentiality provisions. In addition, payment of any portion of the retention bonus based on termination of employment is conditioned on the signing of a general release of claims by the Executive in favor of Parent and its affiliates.

The following other key executives of Chattem who are not executive officers have entered into substantially similar retention agreements with Parent: Messrs. J. Blair Ramey, Charles M. Stafford and John L. Stroud and Ms. Andrea M. Crouch. These agreements, which become effective as of the Retention Agreement Effective Date, subject to the completion of the Merger, provide for a four year retention period.

The foregoing summary of the material provisions of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the form Retention Agreements, which are filed as exhibits to the Schedule TO and are incorporated herein by reference. For a complete understanding of the Retention Agreements, you are encouraged to read the full text of the form Retention Agreements. The form Retention Agreements are not intended to provide you with any other factual information about Parent, the Purchaser or Chattem. Such information can be found elsewhere in this Offer to Purchase.

12. Purpose of the Offer; Plans for Chattem.

Purpose of the Offer. The purpose of the Offer is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, Chattem. The Offer, as the first step in the acquisition of Chattem, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Chattem or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Chattem. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Chattem.

Short-form Merger. The TBCA provides that if a parent company owns at least 90% of each class of outstanding voting shares of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or the subsequent offering period, if any, the Purchaser directly or indirectly owns at least 90% of the Shares, Parent and the Purchaser expect to effect the Merger as a “short-form merger” pursuant to Section 48-21-105 of the TBCA, no earlier than one month after the date that a copy of the plan of merger was mailed to all shareholders of Chattem. Accordingly, a copy of the Merger Agreement, which includes the plan of merger, is attached as Annex A hereto. Under such circumstances, neither the approval of any holder of Shares other than the Purchaser, or of Chattem’s Board of Directors, would be required. Furthermore, no dissenters’ rights would be available under Section 48-23-102 of the TBCA in connection with a short-form merger, unless the Shares are no longer listed on Nasdaq on the date of the consummation of the short-form merger. See Section 17 – “Dissenters’ Rights.” Even if Parent and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and the Purchaser could seek to purchase additional Shares in the open market, from Chattem or otherwise in order to reach the 90% threshold and effect a short-form merger. The price per Share that may be paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Chattem. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Chattem will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Chattem during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Chattem’s business, operations, capitalization and management with a view to optimizing development of Chattem’s potential in conjunction with Parent’s business. Parent plans to use Chattem as a platform for its consumer healthcare business in the United States.

Assuming we purchase Shares pursuant to the Offer and subject to compliance with applicable law, at the Acceptance Time and from time to time thereafter, Chattem shall, upon Parent’s request, (i) cause the resignation of such number of directors as is necessary to enable the Parent Designees to be elected or designated to Chattem’s Board of Directors and (ii) amend its by-laws to provide that (A) any act of Chattem’s Board of Directors requires the affirmative vote of at least a majority of the directors constituting Chattem’s Board of Directors and (B) at least 50% of directors present for the purposes of determining a quorum at any meeting of Chattem’s Board of Directors or any committee thereof must be Parent Designees. Chattem also agreed to cause individuals designated by Parent to have the same proportionate representation on each committee of Chattem’s Board of Directors. The Merger Agreement also provides that in the event that the Parent Designees are elected or designated to Chattem’s Board of Directors, then, until the Effective Time, Chattem’s Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement and independent directors for purposes of the continued listing requirements of Nasdaq.

Except as set forth in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Chattem or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Chattem or any of its subsidiaries, (iii) any material change in Chattem’s capitalization or dividend policy, or (iv) any other material change in Chattem’s corporate structure or business.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, Chattem has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (vi)(A) Chattem has shareholders’ equity of less than $2.5 million, (B) the market value of Chattem’s listed securities is less than $35 million over a 10 consecutive business day period, and (C) Chattem’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Chattem, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Chattem, as of December 18, 2009, there were 18,934,034 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Chattem to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Chattem to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Chattem, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Chattem and persons holding “restricted securities” of Chattem to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Chattem to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Chattem will not, and will not allow its subsidiaries to, declare, set aside for payment or pay any dividend on, or make any other cash or stock distribution with respect to any outstanding shares of capital stock, voting securities or other equity interests of Chattem.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor the Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares unless:

(a)	the Minimum Condition shall have been satisfied;

(b)	the Regulatory Condition shall have been satisfied;

(c)	No law or Restraint shall be in effect enjoining, restraining, preventing, limiting or prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or making consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement illegal;

(d)	(i) Each representation or warranty of Chattem contained in Section 3.6(a) and 3.6(b) of the Merger Agreement shall be true and correct in all respects (except for any de minimus inaccuracy), (ii) each representation or warranty of Chattem contained in Sections 3.8(b) and 3.26 of the Merger Agreement shall be true and correct in all respects, (iii) each representation or warranty of Chattem contained in Sections 3.1(a), 3.2, 3.5(b), 3.6(c), 3.6(d), 3.6(e), 3.23, 3.24 and 3.25 of the Merger Agreement, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, shall be true and correct in all material respects as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date) and (iv) each representation or warranty of Chattem contained in any other section of the Merger Agreement, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, shall be true and correct as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iv), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(e)	Chattem shall not have breached or failed to perform in all material respects any of the agreements, covenants or obligations required to be performed by it under the Merger Agreement at or prior to the date of determination;

(f)	Chattem shall have furnished Parent with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in items (d), (e) and (g) have been satisfied;

(g)	Since the date of the Merger Agreement, there shall not have occurred a Material Adverse Effect;

(h)	A Company Adverse Recommendation Change shall not have occurred;

(i)	There shall not be pending any action by any governmental authority challenging or seeking to restrain or prohibit the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and

(j)	The Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by either Parent or the Purchaser, regardless or the circumstances giving rise to any such conditions (provided that nothing shall relieve any party to the Merger Agreement from any obligation or liability such party has under the Merger Agreement), and, except for the Minimum Condition, may be waived by Parent or the Purchaser in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement and applicable law. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Chattem with the SEC and other information concerning Chattem, we are not aware of any governmental license or regulatory permit that appears to be material to Chattem’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Chattem’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15th calendar day of the waiting period is not a business day, the waiting period is extended until the next business day. Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on January 8, 2010. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on January 25, 2010, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although Chattem is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Chattem’s failure to make those filings nor a request for additional documents and information issued to Chattem from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the U.S. federal antitrust laws of the Purchaser’s proposed acquisition of Chattem. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of the Purchaser, Chattem, or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. Although Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 – “Certain Conditions of the Offer.”

Other Foreign Competition Filings. Chattem and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Parent believes that it and/or the Purchaser will be required to make a notification/filing in Italy to the Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato) under Law no. 287 of October 10th, 1990, as amended (“Italian Law”).

Under Italian Law, the purchase of the Shares in the Offer may not be completed until Parent files a merger notification to the Italian Competition Authority (the “Authority”). The merger notification includes certain required information about Parent and Chattem, the position of the parties in the relevant markets and the impact of the transaction, as well as certain documentary material concerning the Offer (i.e., the Merger Agreement and Tender Offer Statement on Schedule TO). Parent intends to file the necessary merger notification at the same time as or shortly after the commencement of the Offer. Italian Law provides for an initial 30 calendar day review period following receipt of a complete notification, which can be extended by 45 additional calendar days if the Authority opens a Phase II, in-depth investigation. Under Italian Law, there is no automatic suspension of a notified transaction pending approval by the Authority. A suspension obligation can be imposed if the Authority opens a Phase II investigation and issues an express order prohibiting the completion. Even if such order were to be issued, it would not prevent the consummation of the Offer, provided that (i) the transaction has been timely notified and (ii) Parent and/or the Purchaser will not exercise the voting rights attached to the Shares.

State Takeover Laws. Chattem is incorporated under the laws of the State of Tennessee. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

Chattem, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Chattem has represented and warranted to the Purchaser and Parent that Chattem’s Board of Directors has duly taken all action necessary to render inapplicable to the Merger Agreement, the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement, Chattem’s charter to the extent, if any, it would otherwise be applicable, and that Chattem’s Board of Directors has duly taken all actions so that no anti-takeover statute or regulation (including the TBCA and the Tennessee Business Combination Act) will prohibit the execution, delivery or performance of or compliance with the Merger Agreement, the Offer, the Merger, the Top-Up Option or the other transactions contemplated by the Merger Agreement. The Tennessee Investor Protection Act does not apply to the proposed transaction because the Offer is made on substantially equal terms to all shareholders of Chattem, such terms have been disclosed to such shareholders and Chattem’s Board of Directors has recommended acceptance of the Offer to Chattem’s shareholders. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right.

Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

Litigation. On December 22, 2009, a purported shareholder class action lawsuit on behalf of all shareholders of Chattem, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust v. Chattem, Inc., et al. (Case No. 09-1032), was filed in the Chancery Court for Hamilton County, Tennessee, against Chattem and members of Chattem’s Board of Directors, which we refer to as the “Pirelli Action.” The complaint alleges, among other things, that the defendants breached their fiduciary duties to Chattem’s shareholders by accepting an inadequate purchase offer from Parent and structuring the proposed sale to provide preferential terms to certain of Chattem’s insiders and directors rather than obtaining the highest price reasonably available for the benefit of Chattem and its shareholders. Plaintiff seeks, among other things, an order from the court certifying the case as a class action, enjoining the proposed transactions and awarding plaintiff costs and expenses, including attorneys’ fees.

On December 23, 2009, a second purported shareholder class action lawsuit on behalf of all shareholders of Chattem, Schipper v. Zan Guerry, et al. (Case No. 09-1042), was filed in the Chancery Court for Hamilton County, Tennessee, against Chattem, members of Chattem’s Board of Directors and Parent. The complaint contains allegations similar to those in the Pirelli Action, and additionally alleges that the defendants failed to provide a transparent negotiation process and to disclose adequate information regarding the proposed transactions. The complaint asserts an aiding and abetting claim against Parent, which claim alleges that Parent knowingly aided and abetted the other defendants in breaching their fiduciary duties owed to the shareholders of Chattem. Plaintiff seeks relief similar to that sought in the Pirelli Action, as well as unspecified compensatory damages against all defendants, individually and severally. Parent believes that the claims asserted by the plaintiff in this action are without merit and intends to vigorously defend against this action.

On January 6, 2010, plaintiff in the Pirelli Action moved to consolidate the actions and appoint its counsel as lead counsel in the consolidated action. On January 8, 2010, Chattem and Chattem’s Board of Directors moved to dismiss the Pirelli Action for failure to state a claim and to stay discovery pending the resolution of the motion to dismiss. Also on January 8, 2010, plaintiff in the Pirelli Action moved for limited expedited discovery for the purpose of facilitating an expedited application for a temporary restraining order.

17. Dissenters’ Rights.

No dissenters’ rights are available under Section 48-23-102 of the TBCA in connection with the Offer. Shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto, but, rather, will receive the Offer Price.

Furthermore, no dissenters’ rights are available under Section 48-23-102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on Nasdaq on the date of the consummation of the Merger. If the Shares are delisted from Nasdaq prior to the date of the consummation of the Merger such that holders of Shares are entitled to dissenters’ rights in connection with the Merger, such holders will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

18. Fees and Expenses.

Goldman, Sachs & Co. (“Goldman Sachs”) is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of Chattem, for which services Goldman Sachs will receive customary compensation. Goldman Sachs will be reimbursed for its reasonable fees and expenses, including the reasonable fees and disbursements of Goldman Sachs’s counsel, incurred in connection with Goldman Sachs’s engagement, and will be indemnified, along with certain related parties, against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of business, Goldman Sachs and its respective affiliates may actively trade or hold securities or loans of Parent and Chattem for their own accounts or for the accounts of customers and, accordingly, Goldman Sachs and/or its respective affiliates may at any time hold long or short positions in these securities or loans.

The Purchaser has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent, ADN, Aventis or the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

Parent, ADN, Aventis and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Chattem has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Chattem’s Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning Chattem” above.

River Acquisition Corp.

January 11, 2010

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER, PARENT AND CERTAIN RELATED PERSONS

1. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of River Acquisition Corp. are set forth below. The business address and phone number of each such director and executive officer is c/o sanofi-aventis U.S., 55 Corporate Drive, Bridgewater, New Jersey 08807, (908) 981-5000. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Gregory Irace Director, Chief Executive Officer and President	Gregory Irace holds a B.S. in accounting from Albany State University (New York). He began his career at Price Waterhouse in 1980 and received his CPA in 1982. He spent 11 years at Price Waterhouse, becoming a Senior Audit Manager in 1988, and a Senior Manager in the Corporate Finance Department in 1989. In 1991 he joined Sterling Winthrop Inc. as Regional Controller and in 1993 he became Director of Financial Planning and Analysis for Sanofi Winthrop L.P. From October 1994 to January 2007, he was Chief Financial Officer of Sanofi’s Pharmaceutical Operations in the United States, most recently serving as Senior Vice President, Finance and Administration and Chief Financial Officer of sanofi-aventis U.S. He was appointed to his present position as President and Chief Executive Officer of sanofi-aventis U.S. in February 2007, and is a member of sanofi-aventis’ Management Committee. In addition, he serves as a board member and/or officer of a number of sanofi-aventis’ subsidiaries.

Wayne Pisano Director	Wayne Pisano holds a bachelor’s degree in biology from St. John Fisher College, Rochester, New York, and an MBA from the University of Dayton, Ohio. Prior to sanofi pasteur he held various marketing and sales positions with Reed and Carnrick Pharmaceuticals and Sandoz/Novartis. He joined sanofi pasteur as Vice President, U.S. Marketing in May 1997 and then served as Senior Vice President of U.S. Marketing & Sales, Executive Vice President of sanofi pasteur North America and Senior Vice President, Global Commercial Operations. He was appointed to his present position as Senior Vice President Vaccines of sanofi-aventis in August 2007, joined the Management Committee of sanofi-aventis in 2007 and joined the Executive Committee of sanofi-aventis in November 2009. In addition, he serves as a board member of a number of sanofi-aventis’ subsidiaries.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Laurent Gilhodes Chief Financial Officer

Laurent Gilhodes graduated from the E.S.S.E.C. Business School (École Supérieure des Sciences Économiques et Commerciales) in France in 1990. From August 2002 to March 2005, he was Associate Vice President, Finance at Sanofi-Synthelabo U.S. Since March 2005, he has held various positions within sanofi-aventis U.S., including Vice President and Chief Financial Officer (since May 2007), Vice President, Finance and Control (January 2006 to April 2007) and Vice President, U.S. Pharmaceutical Operations Controlling (March 2005 to January 2006). In addition, he serves as a board member and/or officer of a number of sanofi-aventis’ subsidiaries.

Laurent Gilhodes is a citizen of France.

Sanjay Gupta Vice President

Sanjay Gupta holds a bachelor’s degree in Economics from the Delhi University (India) and an MBA from the École Centrale de Paris and the École des Hautes Études Commerciales (HEC). He served as U.S. Investor Relations Director from January 2003 to August 2004 and then served as Head of Investor Relations for sanofi-aventis until October 2008. He was appointed to his present position as head of the U.S. Business Development department of sanofi-aventis in October 2008.

Sanjay Gupta is a citizen of India.

Richard Thomson Treasurer	Richard Thomson holds bachelor’s degrees in finance and insurance and risk management from Temple University (Philadelphia, Pennsylvania). He has been Vice President and Treasurer of sanofi-aventis U.S. since December 2003 and a director of Aventis Inc. since January 2005. In addition to his positions at sanofi-aventis U.S. and Aventis Inc., he serves as a board member and/or officer of a number of sanofi-aventis’ subsidiaries.

John Spinnato Secretary	John Spinnato holds Bachelor of Arts and Juris Doctorate degrees from the University of Dayton and an LLM from the Georgetown University Law Center. Until December 2005, he was Vice President, General Counsel and Secretary of Sanofi-Synthelabo Inc. From December 2005 to August 2007, he was Vice President and General Counsel of Pharmaceutical Operations at sanofi-aventis U.S. He has served as Vice President and General Counsel and Secretary of sanofi-aventis U.S. since August 2007. In addition, he serves as a board member and/or officer of a number of sanofi-aventis’ subsidiaries.

2. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of sanofi-aventis are set forth below. The business address and phone number of each such director and executive officer is c/o sanofi-aventis, 174, avenue de France, 75013 Paris, France, +33 1 53 77 40 00. Unless otherwise indicated, each director and executive officer is a citizen of France.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Jean-François Dehecq Chairman of the Board of Directors Director	Jean-François Dehecq is a graduate of the École Nationale Supérieure des Arts et Métiers. After teaching mathematics from 1964 to 1965 at the Saint-Vincent de Senlis Catholic high school, he became a scientific research intern in the army’s nuclear propulsion department. In 1965, he joined the Société Nationale des Pétroles d’Aquitaine (SNPA, which later became Elf Aquitaine). After four years in the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Lacq plant, a major gas production site in France. In 1973, he became Chief Executive Officer of Sanofi, a major division of Elf Aquitaine. From 1982 to 1988, he was deputy Chairman and Chief Executive Officer of Sanofi before assuming full management authority in February 1988. In 1999, he became Chairman and Chief Executive Officer of Sanofi Synthelabo and, in 2004, Chairman and Chief Executive Officer of sanofi-aventis. He was Chief Executive Officer of sanofi-aventis until December 2006, Vice-President of EFPIA (European Federation of Pharmaceutical Industries and Associations) from January 2002 to June 2008, Director of Finance and Management (2002 to September 2006) and Director of Société Financière des Laboratoires de Cosmétologie Yves Rocher (June 2001 to June 2007). He has also served as Chairman of the Steering Committee of the French Strategic Investment Fund since 2008, as a director of Air France since 2006, as a director of the National Research Agency since 2005 and as a director of Veolia Environnement since 2006. In addition, he has been President of the National Association of Technical Research since 2002, Chairman of the Board of Directors of the École Nationale Supérieure d’Arts et Métiers since 2007 and a member of the Board of International Federation of Pharmaceutical Manufacturers Associations since 2005. He is also currently a member of the French Foundation for Research on Epilepsy. He has been Chairman of the Board of Directors of sanofi-aventis since 2007 and is Chairman of the Nominating and Governance Committee and Chairman of the Strategic Reflection Committee.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Christopher Viehbacher Chief Executive Officer Director

Christopher Viehbacher is a graduate of the Queens University (Ontario, Canada) and a certified public accountant. After beginning his career at Price Waterhouse, between 1988 and 2008 he acquired broad international experience in Europe, in the United States and in Canada with the GlaxoSmithKline (GSK) company. In his last position, he was President, Pharmaceutical Operations North America, a member of the board and Co-Chairman of the Portfolio Management Board. He has been a member of the board of PhRMA (United States) since 2007, a member of the Health Leadership Council (United States) since 2005, a member of the board of Research America (United States) since 2006, a member of the board of Burroughs Wellcome Fund (United States) since 2008, a member of the Advisory Board of the Center for Healthcare Transformation (United States) since 2008 and a member of the Board of Experts of Fuqua School of Business, Duke University (United States) since 2002. He is also currently a member of the board of the Business Roundtable (United States). He was appointed to his present position in 2008, and is a member of the Strategic Reflection Committee.

Christopher Viehbacher is a citizen of Germany and Canada.

Uwe Bicker Independent Director	Uwe Bicker studied chemistry and medicine in Berlin and Heidelberg. He received his doctorate degree in both fields and has been a professor at the Faculty of Medicine of the University of Heidelberg since 1983. From 1975 to 1994, he held various positions at Boehringer Mannheim (later Roche AG). In 1994, he joined the Hoechst Group to serve as a board member of the group’s subsidiary, Behringwerke AG; he also joined the Executive Board of Hoechst Marion Roussel and was named Chairman of the Executive Board of Dade Behring, Inc., Deerfield/Illinois, USA. Since 2004, he has held positions on several advisory and supervisory boards and as Vice-Chairman of the Supervisory Board of Epigenomics AG (Germany). In addition, he has served as a member of the Supervisory Board of Future Capital AG (Frankfurt, Germany), as a member of the Supervisory Board of Definiens AG (Münich, Germany) since 2004, as a director of the Aventis Foundation since 2004 and as a member of the Board of Trustees of Bertelsmann Stiftung (Bertelsman Foundation, Germany) since 2008. He is also currently Chairman of the Advisory Board Healthcare, Accenture GmbH (Kronberg, Germany) and Chairman of the Supervisory Board of Siemens Healthcare Diagnostics Holding GmbH

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

(Eschborn, Germany). He was first elected as a director of sanofi-aventis in 2008 and is a member of the Strategic Reflection Committee. Uwe Bicker is a citizen of Germany.

Jean-Marc Bruel Independent Director	Jean-Marc Bruel is a graduate of the École Centrale des Arts et Manufactures de Paris. From 1964 to 1999, he held various positions within Rhône-Poulenc, including Director General. From 1999 to 2004, he served as a member of the Supervisory Board and as a member of the Nominating and Remuneration Committee of Aventis. He was the President of Firmenich (Switzerland) from January 2000 to October 2008, a director of Rhodia from July 2002 to June 2005, a director of École Centrale from June 1994 to December 2004 and President of Fondation Villette-Entreprises from November 1995 to November 2005. He has served as a director of Institut Curie and as a director of Villete Entreprise since 2008. He was first elected as a director of sanofi-aventis in 2004 and is a member of the Audit Committee.

Robert Castaigne Director	Robert Castaigne is a graduate of the École Centrale of Lille and the École Nationale Superieure du Petrole et des Moteurs. From 1972 to May 2008, he held several positions within Total S.A., including Chief Financial Officer from June 1994 to May 2008, Chairman and Chief Executive Officer of Total Chimie from June 1996 to May 2008 and Chairman and Chief Executive Officer of Total Nucléaire from October 1992 to May 2008. In addition, he was a director of Elf Aquitaine from March 2000 to June 2008, a director of Petrofina (Belgium) from May 1999 to June 2008, a director of Total Upstream UK Ltd (UK) from October 2005 to June 2008 and a director of Total Gabon from June 2003 to August 2008. Between March 2000 and February 2006, he was a director of Arkema and between May 2000 and October 2006 he was a director of Alphega. He has served as a director of Vinci since 2007, as a director of Société Générale since 2009 and as a director of Compagnie Nationale à Portefeuille (Belgium) since 2008. He was first elected as a director of sanofi-aventis in 2000 and is a member of the Audit Committee.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Patrick de La Chevardière Director	Patrick de la Chevardière is a graduate of École Centrale de Paris and École des Hautes Études Commerciales (HEC). He joined Total S.A. in 1982, working as a drilling engineer in Exploration & Production until 1987. He then joined Total S.A.’s Finance Division as a Project Manager before being appointed Executive, Head of Department and Director of Subsidiary Operations. In 2000, he was named Director of Refining Distribution in Asia. From October 2003 to April 2008, he served as a permanent representative of Total S.A. and as a director of Eurotradia. He was a director of Total Holding UK Ltd from October 2005 to December 2008 and a director of Total South Africa from March 2004 to March 2008. He has been Vice President of Finance and a member of the Executive Committee of Total S.A. since June 2008. He has also served as a director of Total Gabon, as a director of Omnium Insurance & Reinsurance Company Ltd (Bermuda) since 2008, as a director of Total Upstream UK Ltd since 2005, as a director of Socap International Ltd (Bermuda) since 2005, as a director of Total Oil Trading S.A. (Switzerland) since 2003 and as a director of Total International Ltd (Bermuda) since 2003. In addition, he has been a director of Elf Aquitaine, Chairman and Chief Executive Officer of Total Chimie and President of Total Nucléaire since 2008. He was first elected as a director of sanofi-aventis in 2008.

Thierry Desmarest Director	Thierry Desmarest is a graduate of the École Polytechnique and of the École Nationale Supérieure des Mines de Paris. From 1971 to 1975, he served as, among other things, Director of Mines and Geology in New Caledonia. From 1975 to 1978 and 1978 to 1980, he served as technical advisor on the staffs of the Minister of Industry and the Minister of Economy, respectively. He joined Total S.A. in 1981, where he held various management positions, including President of Exploration & Production until 1995. He served as Chairman and Chief Executive Officer of Total S.A. from May 1995 until February 2007, and since February 2007 continues to serve as Chairman of the Board of Total. Thierry Desmarest is the Chairman of the Nominating and Governance Committee of Total S.A. He is also currently President of the Total Foundation and a director of the Louvre Museum, and has served as a director of Air Liquide since 1999, as a director of Renault SA

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

since 2008, as a director of Renault SAS since 2008 and as a director of Bombardier (Toronto, Canada) since 2009. In addition, he is a member of the Supervisory Board of Areva, a member of the Nominating and Remuneration Committee of Air Liquide, a member of the Remuneration Committee of Renault SA, a member of the board of directors of the École Polytechnique and President of the École Polytechnique Foundation and a member of the board of directors of AFEP. He was Chairman and CEO of Elf Aquitaine from February 2000 to May 30, 2007. He was first elected as a director of sanofi-aventis in 2000 and is a member of the Remuneration Committee, the Nomination and Governance Committee and of the Strategic Reflection Committee.

Lord Douro Independent Director

Lord Douro is a graduate of the University of Oxford. From 1979 to 1989, he was a member of European Parliament. Lord Douro was Chairman of Framlington Group Ltd (United Kingdom) from 1993 to October 2005 and from 1995 to 2000, he was Chairman of Sun Life & Provincial Holdings Plc. From 2003 to August 2007, he was a Commissioner of English Heritage (United Kingdom). He has served as Chairman of Richemont Holdings UK Ltd (United Kingdom) since 1990 and as Chairman of Kings College London (United Kingdom) since 2007. In addition, he has been a director of Pernod Ricard and a member of its Nominating and Governance Committee since 2003, a director of Abengoa Bioenergy (Spain) since 2006, a director and a member of the Nominating Committee of Compagnie Financière Richemont AG (Switzerland) since 2000, a director of GAM Worldwide (United Kingdom) since 1983 and an advisor to Calyon (United Kingdom) since 2006. He was first elected as a director of sanofi-aventis in 2002 and is a member of the Nominating and Governance Committee.

Lord Douro is a citizen of the United Kingdom.

Jean-René Fourtou Independent Director	Jean-René Fourtou is a graduate of the École Polytechnique. From 1963 to 1986, he held several positions within the Bossard group, including Chairman and CEO of the Bossard group from 1977 to 1986. From 1986 to 1999, he was the Chairman and CEO of Rhône-Poulenc and from 2002 to 2005, he was Chairman and CEO of Vivendi. He has been

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

the Chairman of the Supervisory Board of Vivendi since 2005. He has also served as a member of the Supervisory Board of Axa since 1990, as a director of Cap Gemini SA since 2002, as a director of Axa Millésimes SAS since 2002 and as a director Nestlé (Switzerland) since 2006. He is also currently Chairman of the Supervisory Board of Canal+ group, a director of NBC Universal, Inc. (United States) and a member of the Supervisory Board of Maroc Telecom. He was Vice-Chairman of the Supervisory Board of Axa until 2008 and Vice-President, President, then Honorary President of the International Chamber of Commerce from 2002 until 2008. From 1999 to 2004, he served in various roles at Aventis, including as Vice-Chairman of the Executive Board, Vice Chairman of the Supervisory Board and as a member of the Strategic Committee. He was first elected as a director of sanofi-aventis in 2004 and is a member of the Remuneration Committee, the Nominating and Governance Committee and the Strategic Reflection Committee.

Claudie Haigneré Independent Director	Claudie Haigneré is a rheumatologist and holds an M.D. and a Ph.D. in science (neuroscience). In 1985, she was selected by the Centre National d’Études Spatiales (CNES) as a candidate astronaut. She was a rheumatologist at the Hôpital Cochin in Paris from 1984 to 1992, a researcher at the Neurosensory Physiology Laboratory of the CNES from 1985 to 1990, and became head of the Scientific Programs in Life Sciences at the French space agency, CNES, in 1990. She was an astronaut with the CNES, then ESA (European Space Agency), flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. She was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. From 2005 to 2009, she was an advisor to the Chief Executive Officer of ESA, and President of the Cité des Sciences et de l’Industrie. She is currently CEO of Universcience (which includes the Cité des Sciences and the Palais de la découverte (Science Center)). In addition, she has served as a director and member of the Strategy Committee of France Telecom since 2007, and is also currently a director of Aéro-Club de France, a director of the Fondation de France, a director of

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

the Fondation CGénial and a director of the L’Oréal Business Foundation. She is also currently a member of the International Academy of Astronautics, a member of the Académie des Technologies, the Académie des Sports, and the Académie nationale de l’Air et de l’Espace. She was first elected as a director of sanofi-aventis in 2008 and is a member of the Nominating and Governance Committee.

Igor Landau Director	Igor Landau is a graduate of École des Hautes Études Commerciales (HEC) and of INSEAD. He served as Director General of the German subsidiary of La Compagnie du Roneo from 1968 to 1970. From 1971 to 1975, he was an executive advisor at McKinsey. From 1975 to 2004, he held various positions within Rhône-Poulenc, including as a member of the Executive Board of Aventis from December 1999 to May 2002 and as Chairman of the Executive Board of Aventis from May 2002 to August 2004. He also served as a director of Fisons from March 2003 to June 2004, as a director of Aventis Behring from February 2000 to March 2004, as a director of Essilor from 2001 to 2005 and as a director of Thomson from September 2002 to December 2005. In addition, he was a member of the Supervisory Board of Dresdner Bank from April 2003 to December 2006 and a member of the Supervisory Board of Adidas AG from 2004 to 2009. In addition, he has served as a director of HSBC France since 2002, as a member of the Supervisory Board of Allianz AG since 2005 and as Chairman of the Supervisory Board of Adidas AG since 2009. He is also currently a director of INSEAD. He was first elected as a director of sanofi-aventis in 2004.

Christian Mulliez Director	Christian Mulliez is a graduate of the E.S.S.E.C. Business School (École Supérieure des Sciences Économiques et Commerciales). From 1984 to 2002, he held several positions within Synthélabo, and then in Sanofi-Synthélabo, including Vice President, Finance Department. Since 2003 he has been Vice-President, Administration and Finance Department of L’Oréal. He is also Chairman of the Board of Directors of Regefi, a director of DG 17 Invest and a director of Galderma Pharma (Switzerland). In addition, he has served as a director of L’Oréal USA Inc. since 2003 and as a director of The Body Shop International (United Kingdom) since 2006. He was first elected as a director of sanofi-aventis in 2004.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Lindsay Owen-Jones Director

Lindsay Owen-Jones holds a Bachelor’s Degree in Literature from the University of Oxford and is also a graduate of the Institut Européen d’Administration des Affaires. Since 1969, he has held several positions within the L’Oréal group, including that of Chairman and Chief Executive Officer of L’Oréal from September 1988 to April 2006, and has served as its Chairman of the Board of Directors since 1988. He was also Vice-Chairman and a member of the Supervisory Board of Air Liquide from November 2001 to May 2006 and Vice-Chairman of the Board of Directors of Air Liquide from May 2006 to May 2009. He was a director of BNP Paribas from June 1989 to December 2005 and a director of Galderma Pharma (Switzerland) from June 1999 to May 2006. He has also served as Chairman of the Strategy and Achievement Committee of L’Oréal and Chairman of the Board of Directors of the L’Oréal Business Foundation since 2007. He has been President of Alba Plus since 2006 and a director of Ferrari S.p.A. (Italy) since 2005. He has been a director of L’Oréal USA Inc. since 1981 and Chairman of both L’Oréal USA Inc. and L’Oréal UK Ltd since 1991. He was first elected as a director of sanofi-aventis in 1999 and is a member of the Remuneration Committee, the Nominating Governance Committee and the Strategic Reflection Committee.

Lindsay Owen-Jones is a citizen of the United Kingdom.

Klaus Pohle Independent Director	Klaus Pohle holds a doctorate in law from the University of Frankfurt and a LLM from Harvard University. From 1966 to 1980, he held several positions within the BASF Group. From 1981 to 2003, he was the Assistant Director General and Finance Director of Schering AG, and from 2003 to 2005 he served as Chairman of the German Accounting Standards Board. He was Chairman of the Audit Committee and Vice-Chairman of the Supervisory Board of Lion Bioscience AG (Germany) until August 2004, Chairman of the Supervisory Board (October to November 2008), Vice-Chairman of the Supervisory Board (until October 2008), Chairman of the Audit Committee (until November 2008) and a member of the Nominating and Governance Committee (until November 2008) of Hypo Real Estate Holding AG,

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Munich (Germany) and a member of the Supervisory Board and Chairman of the Audit Committee of DWS Investment GmbH, Frankfurt (Germany) until April 2009. He is currently a professor of business administration at Berlin Institute of Technology, and also serves as a director of the Labelux Group GmbH (Austria) and as a director and Chairman of the Audit Committee of Coty Inc. New York (United States). He was first elected as a director of sanofi-aventis in 2004 and is Chairman of the Audit Committee.

Klaus Pohle is a citizen of Germany.

Gérard Van Kemmel Independent Director	Gérard Van Kemmel is a graduate of the École des Hautes Études Commerciales (HEC) and holds an MBA from Stanford University Graduate School of Business. From 1966 to 1995, he held several positions at Arthur Andersen/Andersen Consulting, including President of Arthur Andersen and Andersen Consulting from 1976 to 1995 and President of the board of Arthur Andersen Worldwide (1989 to 1994). From 1996 to 1997, he was advisor to the Minister of Finance and from 1997 to 2006, he held several positions at Cambridge Technology Partners (including Chief Operating Officer) and at Novell, including Chairman EMEA. He has been a director of Eurotunnel Group (operator of the Channel tunnel) since 2008, a director of Europacorp since 2008, a member of the Audit Committee of Europacorp and a director of Eurotunnel NRS Holders Company Limited (United Kingdom). He was first elected as a director of sanofi-aventis in 2003 and is a member of the Remuneration Committee, the Audit Committee and the Nominating and Governance Committee.

Serge Weinberg Independent Director	Serge Weinberg holds a Bachelor’s degree in Law, a Graduate Degree of “Institut d’Études Politiques” and is a graduate of the ENA – Ecole Nationale d’Administration (1976). He held different positions as a “sous-préfet” from 1976 to 1981, and became Chief of Staff of the French Budget Minister, Laurent Fabius, in 1981. After a position as Deputy General Manager for Finance at the French Television Channel FR3 (1982 to 1983), he became Chief Executive Officer and then Chairman of the Havas Tourisme Group from 1983 to 1987. He was then appointed CEO of Pallas Finance for three years and joined the Pinault Group in 1990 as President of CFAO. In the Pinault Group he was then appointed

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Chairman and CEO of Rexel from 1991 to 1995 and chaired the Management Board of the PPR Group for 10 years. In March 2005, he founded the investment firm Weinberg Capital Partners, which manages funds dedicated to LBO and real estate. Within the Weinberg Capital Partners Group he is President of Weinberg Capital Partners (SAS), Director of Alliance Industrie, member of the supervisory board of Amplitude Group, President of Financière Piasa, Vice President and Director of Financière Poinsétia, Vice President and Director of Financière Sasa, Member of the Executive Committee of Pharma Omnium International, Director of Sasa Industrie, Director of VL Holding, Member of the Supervisory Board of Financière BFSA, Manager of Maremma, Manager of Alret and Director of Team Partners Group. He is also Vice-Chairman of the Supervisory Board of Schneider Electric, Member of the Supervisory Board of Gucci Group, Director of Fnac, Director of Rothschild Concordia, Member of the board of Rothschild & Cie, President of Corum, Director of Rasec, President of Piasa Holding and Director of Piasa. He was also non-executive Chairman of the Board of the Accor Group from 2006 to 2009. He was a member of the “Growth Release Committee” (Attali Committee, 2007 to 2008). He is a member of the Board of AFEP (French Association of Private Entreprises) and is also Founding Member and Treasurer of the “Brain and Spinal Cord Institute” – Institut du Cerveau et de la Moelle Épinière (ICM). He was appointed as a director of sanofi-aventis in 2009.

Hanspeter Spek Member of the Management Committee President Global Operations Member of the Executive Committee

Hanspeter Spek graduated from business school in Germany. In 1974, he completed a management training program at Pfizer International, and then joined Pfizer RFA as a junior product manager. He served in various positions at Pfizer RFA, including as manager of the marketing division. He joined Sanofi Pharma GmbH, a German subsidiary of Sanofi, in 1985 as Marketing Director, and served in various positions in Germany and then at Sanofi in France, before being named Senior Vice President Europe following the merger with Synthélabo in 1999. He served as Executive Vice President, International Operations from October 2000, until January 2003, when he was named in charge of worldwide operations of Sanofi-Synthélabo. He was appointed Executive Vice President, Pharmaceutical Operations in August 2004 and then President, Global Operations in November 2009.

Hanspeter Spek is a citizen of Germany.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Jérôme Contamine Member of the Management Committee Executive Vice President, Chief Financial Officer Member of the Executive Committee	Jérôme Contamine is a Graduate of the École Polytechnique (X), and ENSAE, the national statistics and economics engineering school affiliated with the Ministry of Finance (1982). He also graduated from the ENA – Ecole Nationale d’Administration. After four years at the “Cour des Comptes”, as a Senior State General Auditor, he joined Elf Aquitaine in 1988, as advisor to the Chief Financial Officer, and became Group Finance Director & Treasurer in 1991. He became the General Manager of Elf Petroleum Norway in 1995, after being named Deputy Vice President of Elf Upstream Division for Europe and the U.S. In 1999, he was appointed as a member of the taskforce for integration with Total, in charge of the reorganization of the merged entity, TotalFinaElf, and became, in 2000, Vice President Europe and Central Asia, Upstream Division of Total. The same year, he joined Veolia Environnement as CFO and Deputy General Manager. He was a director of several subsidiaries of the Veolia group until January 2009, and was a director of FCC Spain and Cementos Portland Spain until 2004. He has also served as a director of Valeo since May 2006. Jérôme Contamine was appointed Executive Vice President, Chief Financial Officer (CFO) in March 2009.

Marc Cluzel Member of the Management Committee Executive Vice President Research & Development Member of the Executive Committee	Marc Cluzel is a Doctor of Medicine and a Doctor of Science. He began his career in hospital medicine before carrying out research at Johns Hopkins University (Baltimore) and Guy’s Hospital (London). In 1991, he joined Sanofi Recherche as a clinical pharmacologist, and was then appointed successively as Senior Project Director in 1993, Vice President, Research Projects Management in 1996 (retaining this position after the 1999 merger with Synthélabo) and Vice President, International Development in 2001 (retaining this position after the 2004 merger with Aventis). Marc Cluzel was appointed Senior Vice President Research & Development in January 2007 and then Executive Vice President Research & Development in November 2009.

Laurence Debroux Member of the Management Committee Senior Vice President Chief Strategic Officer Member of the Executive Committee	Laurence Debroux is a graduate of École des Hautes Études Commerciales (HEC). She began her career with Merrill Lynch in London, and then worked in the Finance Department of the Elf Aquitaine Group from 1993 to 1996. She joined the Sanofi Group as Corporate Treasurer in 1996, and was appointed Head of Financing/Treasury in 1997. From 2000 to

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

2004, she served as Head of Strategic Planning, before becoming Deputy Chief Financial Officer. In March 2007 she was appointed Senior Vice President, Chief Financial Officer and became a member of the Executive Committee in December 2008. She was appointed to her present position in February 2009.

Karen Linehan Member of the Management Committee Senior Vice President Legal Affairs and General Counsel Member of the Executive Committee

Karen Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law, she served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a mid-size law firm in New York, New York. In January 1991, she joined Sanofi as Assistant General Counsel of its U.S. subsidiary. In July 1996, she moved to Paris to work on international matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President – Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Karen Linehan is a citizen of the United States of America and Ireland.

Philippe Luscan Member of the Management Committee Senior Vice President Industrial Affairs Member of the Executive Committee	Philippe Luscan is a graduate in Biotechnology of the École Polytechnique and the École des Mines in Paris. He began his career in 1987 as a Production Manager at Danone. In 1990, he joined the Group as Director of the Sanofi Chimie plant at Sisteron, France, and subsequently served as Industrial Director of Sanofi in the United States, as Vice President Supply Chain and as Vice President Chemistry. He was appointed to his present position effective September 2008.

Wayne Pisano Member of the Management Committee Senior Vice President Vaccines Member of the Executive Committee	See above. Wayne Pisano is a citizen of the United States of America.

Roberto Pucci Member of the Management Committee Senior Vice President Human Resources Member of the Executive Committee	Roberto Pucci has a Law degree from the University of Lausanne, Switzerland. He started his career in 1985 at Coopers & Lybrand in Geneva, Switzerland as an external auditor. He then joined Hewlett-Packard (HP) in 1987, where he held various positions in Human Resources in Switzerland and Italy including HR Manager for the European Headquarters and Human Resources Director in Italy.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

In 1999, he became Director, Compensation & Benefits for Agilent Technologies, a spin off from HP, and was appointed Vice President Human Resources Europe in 2003. In 2005 he moved to the United States to join Case New Holland, a subsidiary of the Fiat Group, as Senior Vice President, Human Resources, and was appointed, in 2007, Executive Vice President, Human Resources for the Fiat Group in Torino, Italy. He was appointed to his present position in October 2009.

Roberto Pucci is a citizen of Italy and Switzerland.

3. DIRECTORS AND EXECUTIVE OFFICERS OF SANOFI-AVENTIS AMÉRIQUE DU NORD S.N.C.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Sanofi-aventis Amérique du Nord S.N.C. are set forth below. The business address and phone number of each such director and executive officer is c/o Sanofi-aventis Amérique du Nord S.N.C., 174, avenue de France, 75013 Paris, France, +33 1 53 77 40 00. Unless otherwise indicated, each director and executive officer is a citizen of France.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Didier Benoit Manager	Didier Benoit is a graduate of the École des Hautes Études Commerciales (HEC). He started his career at Arthur Andersen. He joined the Sanofi group in 1980 and since then has served in a variety of financial positions, including as CFO for Brazil, VP Finance & Administration for Sanofi’s R&D Division, VP Finance for Sanofi-synthelabo’s Europe and Intercontinental Regions. He served as Integration officer and VP Finance for sanofi-aventis’ Intercontinental Region in 2004 and 2005, and VP Finance, Pharmaceutical Operations in 2005 and 2006. Since 2007, he has been involved in several corporate finance projects.

Jérôme Contamine Manager	See above.

Jean-Luc Renard Manager	Jean-Luc Renard is a certified public accountant with a degree in business awarded by a French business school. He spent four years as an auditor with Coopers & Lybrand before joining Sanofi in 1989 as Deputy Consolidation Manager and becoming Director of Accounting in 1996. From 2003 to 2004, he served as Vice President, Corporate Accounting & Tax before being appointed to his present position. In addition to his position as Manager (gérant) at sanofi-aventis Amérique du Nord SNC, he serves as a board member and/or officer of a number of sanofi-aventis’ subsidiaries.

4. DIRECTORS AND EXECUTIVE OFFICERS OF AVENTIS INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Aventis Inc. are set forth below. The business address and phone number of each such director and executive officer is c/o Aventis Inc., 3711 Kennett Pike, Suite 200, Greenville, Delaware 19807, (302) 777-7222. Unless otherwise indicated, each director and executive officer is a citizen of the United States of America.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Gregory Irace Director	See above.

John Spinnato Director	See above.

Richard Thomson Director	See above.

Kathleen Winter President	Kathleen Winter holds a Bachelor of Science in Accounting from Eastern Connecticut State University (Willimantic, CT) and an MBA from Eastern College (St. Davids, PA). She has served as President of Aventis Inc. since December 2005. From 1996 to 2005, she was Accounting Services Manager of Aventis BioServices Inc., a wholly-owned subsidiary of Aventis Behring Inc.

Andrea Ryan Secretary	Andrea Ryan graduated from Mount Saint Mary’s University with a Bachelor of Arts in Political Science and History in 1980. She has been Secretary of Aventis Inc. since December 2005 and Director-Head of US Patent Prosecution, Maintenance, Administration of sanofi-aventis U.S. since 2004. From 1992 to 2004, she held management positions within the US Patent group of Aventis Pharmaceuticals Inc. and Rhône-Poulenc Rorer Inc. In addition to her positions at Aventis Inc. and sanofi-aventis U.S., she serves as Secretary of a number of sanofi-aventis’ subsidiaries.

Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of December 20, 2009

among

SANOFI-AVENTIS,

RIVER ACQUISITION CORP.

and

CHATTEM, INC.

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2009 (this “Agreement”), is among SANOFI-AVENTIS, a French société anonyme (“Parent”), RIVER ACQUISITION CORP., a newly-formed Tennessee corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), and CHATTEM, INC., a Tennessee corporation (the “Company”). Capitalized terms used in this Agreement are as defined in Section 8.12.

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall commence a cash tender offer (such tender offer, as it may be extended, amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, without par value, of the Company (the “Company Common Stock”), together with the associated Company Rights, at a price per share equal to $93.50, net to the sellers in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall merge with and into the Company with the Company surviving as an indirect wholly-owned Subsidiary of Parent (the “Merger”), pursuant to which each outstanding share of Company Common Stock shall be converted into the right to receive the Offer Price, except for shares of Company Common Stock to be canceled pursuant to Section 2.7(b);

WHEREAS, the Board of Directors of the Company has authorized and adopted this Agreement and resolved that the Transactions, including the consummation of the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the Tennessee Business Corporation Act (the “TBCA”) are advisable, fair to and in the best interests of the Company and the Company Shareholders;

WHEREAS in connection with the Merger Agreement and the Transactions, Parent has entered into letter agreements with certain employees of the Company regarding retention matters;

WHEREAS, the Board of Directors of Parent has authorized the consummation of the Transactions;

WHEREAS, the Board of Directors of Merger Sub has authorized and adopted this Agreement and resolved that the Transactions, including the consummation of the Offer and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the TBCA are advisable and in the best interests of Merger Sub and its shareholder; and

WHEREAS, the Board of Directors of the Company resolved to recommend that the holders of Company Common Stock (the “Company Shareholders”) accept the Offer, tender their shares of Company Common Stock in the Offer, and, to the extent required by applicable Law, approve the Merger and this Agreement, in each case, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the receipt and adequacy of which are acknowledged, and intending to be legally bound, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article VII, the conditions set forth in Annex A (other than clauses (a), (b) or (f) of Annex A) shall have been satisfied, or if permissible under applicable Law, waived (the conditions set forth in Annex A, the “Tender Offer Conditions”), and the Company shall have complied with its obligations under Section 1.2 hereof, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the U.S. Securities Exchange Act of 1934, as amended (together with its rules and regulations, the “Exchange Act”)) the Offer, as promptly as reasonably practicable after the date of this Agreement and in any event within fifteen (15) Business Days after the date of this Agreement. Parent and Merger Sub expressly reserve the right to waive any of the Tender Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided that, without the prior written consent of the Company, Parent and Merger Sub shall not:

(i) decrease the Offer Price or change the form of consideration payable in the Offer;

(ii) decrease the number of shares of Company Common Stock sought to be purchased in the Offer;

(iii) impose conditions on the Offer in addition to the Tender Offer Conditions or amend any condition in a manner adverse to the holders of Common Stock;

(iv) waive or amend the Minimum Condition;

(v) amend any other term of the Offer in a manner adverse to the Company Shareholders; or

(vi) extend the Expiration Date except as required or permitted by this Section 1.1.

The Company agrees that no shares of Company Common Stock held by the Company or any of its Subsidiaries will be tendered in the Offer.

(b) Merger Sub shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer on the date that the Offer is commenced, which Tender Offer Statement shall include an offer to purchase, letter of transmittal and summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the Company Shareholders in accordance with the applicable requirements of the Exchange Act. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the Company Shareholders to the extent required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents each time before any such document is filed with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Merger Sub to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Merger Sub or their counsel in any discussions or meetings with the SEC or its staff.

(c) Subject to the terms and conditions set forth in the Offer Documents, the Offer shall remain open until midnight, New York City time, at the end of the twentieth (20th) Business Day (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced (the “Initial Expiration Date”) or if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Section 1.1(c) or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Section 1.1(c), the “Expiration Date”). Notwithstanding the foregoing, (i) if, on the Expiration Date, any of the Tender Offer Conditions are not satisfied or waived, then, to the extent requested in writing by the Company no less than two (2) Business Days prior to the Expiration Date, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for one (1) or more periods of time up to ten (10) Business Days per extension until such condition(s) has been satisfied or waived; provided, that Merger Sub shall not be required to extend the Offer beyond April 30, 2010 (the “Outside Date”); provided, further, that if the only Tender Offer Condition which has not been satisfied as of the Outside Date is the Regulatory Condition, the Outside Date shall be May 30, 2010, and (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents. Merger Sub shall not extend the Offer if all of the Tender Offer Conditions are satisfied or waived and it is permitted under applicable Law to accept for payment and pay for tendered shares.

(d) Subject to the terms and conditions set forth in this Agreement and to satisfaction or waiver of the Tender Offer Conditions, Merger Sub shall, and Parent shall cause it to, as soon as practicable after the Expiration Date, accept for payment and pay for all shares of Company Common Stock that have been validly tendered and not validly withdrawn pursuant to the Offer. If all of the Tender Offer Conditions are satisfied but the number of shares of Company Common Stock that have been validly tendered and not validly withdrawn in the Offer and accepted for payment, together with any shares of Company Common Stock then owned by Parent or any of its Subsidiaries, is less than 90% of the shares of Company Common Stock then outstanding on a fully-diluted basis (on a “fully-diluted basis” meaning the number of shares of Company Common Stock then issued and outstanding plus all shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), warrants (only to the extent then exercisable or exercisable as a result of the Transactions), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding), Merger Sub may, without the consent of the Company, commence a subsequent offering period (as provided in Rule 14d-11 under the Exchange Act) for three (3) to twenty (20) Business Days to acquire outstanding untendered shares of Company Common Stock. If Merger Sub commences a subsequent offering period in connection with the Offer, Merger Sub shall accept for payment and pay for all additional shares of Company Common Stock validly tendered during such subsequent offering period.

Section 1.2 Company Action.

(a) The Board of Directors of the Company, at a meeting duly called and held, has, subject to the terms and conditions set forth in this Agreement, unanimously:

(i) Determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company Shareholders;

(ii) Adopted this Agreement and the Transactions, in all respects, and such adoption constitutes adoption of the Transactions for purposes of the applicable provisions of the TBCA and the Company Rights Plan; and

(iii) Resolved to recommend that the Company Shareholders accept the Offer, tender their shares of Company Common Stock in the Offer, and, to the extent required by applicable Law, approve the Merger and this Agreement (the “Company Recommendation”).

(b) The Company shall file with the SEC, on the day that the Offer is commenced, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.3(b), contains the Company Recommendation and shall promptly mail the Schedule 14D-9 to the Company Shareholders together with the Offer Documents as required by Rule 14d-9 under the Exchange Act. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company Shareholders to the extent required by applicable Law. Parent and Merger Sub shall as promptly as reasonably practicable furnish to the Company all information concerning Parent and Merger Sub that is required or reasonably requested by the Company for inclusion in the Schedule 14D-9. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 sufficiently in advance of its filing with the SEC (including any amendments or supplements thereto). The Company shall provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 or otherwise related to the Transactions promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC or its staff.

(c) In connection with the Offer, the Company shall promptly furnish (or cause its transfer agent to promptly furnish) Parent and Merger Sub with mailing labels, security position listings and any available listing or computer files containing the names and addresses of the Company Shareholders, each as of the most recent practicable date, and shall promptly furnish Merger Sub with such additional information and assistance (including updated lists of the Company Shareholders, mailing labels and lists of securities positions) as Merger Sub or its agents may reasonably request in order to communicate the Offer to the Company Shareholders. Except as required by applicable Law, and except as necessary to communicate regarding the Transactions with the Company Shareholders, Parent and Merger Sub (and their respective Representatives) shall hold in confidence the information contained in any such labels, listings and files, shall use such information solely in connection with the Transactions, and, if this Agreement is terminated or the Offer is otherwise terminated, shall promptly deliver or cause to be delivered to the Company or destroy all copies of such information, labels, listings and files then in their possession or in the possession of their Representatives.

(d) The Company shall as promptly as reasonably practicable furnish to Parent and Merger Sub all information concerning the Company that may be required or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents.

Section 1.3 Top-Up Option.

(a) The Company grants to Parent an irrevocable option (the “Top-Up Option”) to purchase from the Company up to that number of newly issued shares of Company Common Stock (the “Top-Up Option Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent or any of its Subsidiaries at the time of exercise of the Top-Up Option, would constitute one (1) share more than ninety percent (90%) of the shares of Company Common Stock then outstanding on a fully-diluted basis (on a “fully-diluted basis” meaning the number of shares of Company Common Stock then issued and outstanding plus all shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), warrants (only to the extent then exercisable or exercisable as a result of the Transactions), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding, after giving effect to the issuance of the Top-Up Option Shares) (the “Short Form Threshold”) for consideration per Top-Up Option Share equal to the Offer Price. Parent may assign the Top-Up Option and its rights and obligations pursuant to this Section 1.3, in its sole discretion, to any of its Subsidiaries, including Merger Sub.

(b) The Top-Up Option may be exercised in whole or in part; provided, however, the Top-Up Option shall not be exercisable to the extent (i) the number of shares of Company Common Stock subject to the Top-Up Option exceeds the number of authorized shares of Company Common Stock available for issuance, (ii) any Restraint shall prohibit the exercise or delivery of the Top-Up Option, (iii) immediately after such exercise and issuance of shares of Company Common Stock pursuant thereto, the Short Form Threshold would not be reached, or (iv) Merger Sub has not accepted for payment all shares of Company Common Stock validly tendered in the Offer (or during any subsequent offering period) and not validly withdrawn.

(c) In the event that Parent wishes to exercise the Top-Up Option, Parent shall give the Company written notice specifying the number of shares of Company Common Stock that are or will be owned by Parent or any of its Subsidiaries immediately following the Acceptance Time and specifying a place and a time for the closing of the purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Parent specifying the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares, (i) Parent shall pay (or cause to be paid) to the Company an amount equal to the product of (x) the number of shares of Company Common Stock purchased pursuant to the Top-Up Option and (y) the Offer Price, which amount may be paid, at the election of Parent, either in cash (by wire transfer or cashier’s check) or by delivery of a promissory note, and (ii) the Company shall cause the Top-Up Option Shares to be issued to Parent (or any of its Subsidiaries designated by Parent), represented by either certificates or book-entry shares, at the sole option of Parent. Prior to the closing of the purchase of the Top-Up Option Shares, upon Parent’s request, the Company shall cause its transfer agent to certify in writing to Parent the number of shares of Company Common Stock issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Option Shares.

(d) Parent acknowledges that the Top-Up Option Shares which Parent (or any of its Subsidiaries) may acquire upon exercise of the Top-Up Option shall not be registered under the U.S. Securities Act of 1933, as amended (including its rules and regulations, the “Securities Act”), and shall be issued in reliance upon an exemption for transactions not involving a public offering. Parent agrees that the Top-Up Option, and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option, if any, are being and shall be acquired by Parent (or any of its Subsidiaries) for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

Section 1.4 Board of Directors.

(a) Subject to compliance with applicable Law, promptly upon the acceptance for payment of shares of Company Common Stock by Parent or Merger Sub or any of their Affiliates pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”) and from time to time thereafter, and subject to Section 1.4(c), Parent shall be entitled to designate up to four directors (the “Parent Designees”), and the Company shall, upon Parent’s request, (i) cause the resignation of such number of directors as is necessary to enable the Parent Designees to be elected or designated to the Board of Directors of the Company and to cause the Parent Designees to be so elected or so designated (the date on which the Parent Designees have been effectively appointed to the Board of Directors of the Company in accordance herewith, the “Board Appointment Date”); provided that the Parent Designees shall be split among the classes of the Board of Directors of the Company so that the classes are as even as possible and (ii) amend its by-laws to provide that (A) any act of the Board of Directors requires the affirmative vote of at least a majority of the directors constituting the entire Board of Directors and (B) at least 50% of directors present for the purposes of determining a quorum at any meeting of the Board of Directors or any committee thereof must be Parent Designees. Subject to Section 1.4(c), the Company will cause Parent Designees to constitute such number of members of each committee of the Board of Directors of the Company, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Board of Directors of the Company.

(b) If requested by Parent, the Company shall take all action to file with the SEC an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act (the “14(f) Information Statement”), as soon as reasonably practicable after the availability of all information required thereby. Parent shall provide to the Company, and shall be solely responsible for, the information and consents with respect to Parent and its designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act. In connection with filing the 14(f) Information Statement, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number constituting at least a majority of the directors, on the Board of Directors of the Company as will give Parent representation on the Board of Directors of the Company equal to the product of (i) the number of’ directors on the Board of Directors of the Company (giving effect to the election of any additional directors pursuant to this

Section 1.4) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent or its Subsidiaries bears to the total number of shares of Company Common Stock then outstanding and the Company shall, upon Parent’s request, cause the resignation of such number of directors as is necessary to enable the Parent designees to be elected or designated to the Board of Directors of the Company and to cause the Parent designees to be so elected or so designated. The provisions of Section 1.4(a) are in addition to and shall not limit any rights that Merger Sub, Parent or any of their Affiliates may have as a holder or beneficial owner of shares of Company Common Stock as a matter of law with respect to the election of directors or otherwise.

(c) In the event that the Parent Designees are elected or designated to the Board of Directors of the Company, then, until the Effective Time, the Company shall cause the Board of Directors of the Company to have at least two (2) directors who are (i) directors on the date of this Agreement and (ii) independent directors for purposes of the continued listing requirements of the NASDAQ Global Select Market (“NASDAQ”) (such directors, the “Independent Directors”); provided, however, that if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Directors shall be entitled to elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of this Agreement (provided that no such individual is an employee of the Company or its Subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of this Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Board of Directors of the Company at the time of the execution of this Agreement shall be entitled to designate two (2) individuals to fill such vacancies; provided that such individuals shall not be employees of or otherwise affiliated with the Company, Parent or Merger Sub, and such individuals shall be deemed Independent Directors for purposes of this Agreement. Following the Acceptance Time and prior to the Effective Time, Parent and Merger Sub shall not cause any amendment or termination of this Agreement, any extension by the Company of the time for the performance of any of the obligations of Merger Sub or Parent, waiver of any of the Company’s rights under this Agreement or any other action adversely affecting the rights of the Company Shareholders (other than Parent or Merger Sub) to be effected without the affirmative vote of a majority of the Independent Directors. Following the Acceptance Time and prior to the Effective Time, neither Parent nor Merger Sub shall take any action to remove any Independent Director unless the removal shall be for cause.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the TBCA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity following the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Tennessee.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 A.M. (New York City time) as soon as reasonably practicable but in any event no earlier than one (1) month after the date a copy of this Agreement was mailed to the Company Shareholders (to the extent required by Section 48-21-105(e) of the TBCA) and no later than two (2) Business Days after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs hereinafter is referred to as the “Closing Date.”

Section 2.3 Effective Time. Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Tennessee articles of merger executed in accordance with, and in such form as is required by, the TBCA (the “Articles of Merger”). The Merger shall become effective upon the effective date of the Articles of Merger (the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the TBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Charter and By-laws of the Surviving Corporation. Unless otherwise agreed by Parent and the Company, the charter and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be the charter and by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law and subject to Section 5.7 hereof.

Section 2.6 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly designated or elected and qualified, as the case may be. From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed, as the case may be.

Section 2.7 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Common Stock of Merger Sub. Each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock, without par value, of the Surviving Corporation and shall constitute the only outstanding shares of the Surviving Corporation. From and after the Effective Time, all certificates, if any, representing shares of capital stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Certain Shares. Each share of Company Common Stock which is owned by the Company or Parent or by any Subsidiary of Parent, including Merger Sub, shall be canceled without any conversion, and no consideration shall be delivered in respect thereof. Each share of Company Common Stock which is owned by any Subsidiary of the Company shall remain outstanding, with appropriate adjustment to the number thereof to preserve such Subsidiary’s relative ownership percentage in the Company.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled, or to remain outstanding, in accordance with Section 2.7(b)) shall be converted into the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”), subject to any required withholding of Taxes. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.8(b), without interest.

Section 2.8 Exchange of Certificates.

(a) Paying Agent. Not less than three (3) Business Days prior to the Effective Time, Parent shall designate a United States bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to receive, for the benefit of the Company Shareholders, funds representing the aggregate Merger Consideration to which Company Shareholders shall become entitled pursuant to Section 2.7(c) (the “Exchange Fund”). The Paying Agent shall also act as the agent for the Company Shareholders for the purpose of holding the Certificates and shall obtain no rights or interests in the shares represented by such Certificates. Parent shall deposit or cause to be deposited cash in an amount sufficient to pay the aggregate Merger Consideration with the Paying Agent by wire transfer of immediately available funds at or prior to the Effective Time. The Exchange Fund shall, pending its disbursement to the Company Shareholders, be invested by the Paying Agent as directed by Parent. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of the holders of Company Common Stock.

(b) Payment Procedures.

(i) Promptly after the Effective Time (but in no event more than five (5) Business Days thereafter), Parent or the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate whose shares of the Company Common Stock were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration.

(ii) Upon (A) surrender of a Certificate for cancellation to the Paying Agent, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions or (B) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of uncertificated shares, and such other customary documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, without interest and less any required withholding of Taxes, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall be canceled.

(iii) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(iv) Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest and less any required withholding of Taxes.

(c) Transfer Books; No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for in this Agreement or by applicable Law. Subject to Section 2.8(d), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the Merger Consideration as may be required pursuant to Section 2.7(c); provided, however, that the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to the Surviving Corporation, or a bond in such sum as the Surviving Corporation may reasonably direct as indemnity, against any claim that may be made against the Surviving Corporation or the Paying Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

(e) Termination of Fund. Any portion of the Exchange Fund (including any interest or earnings from investments received with respect thereto) which remains undistributed to the Company Shareholders six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any Company Shareholders who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon due surrender of their Certificates, as determined pursuant to this Agreement without any interest thereon and less any required withholding of Taxes. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding any provision of this Agreement to the contrary, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration that was required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law and was so delivered.

(f) Withholding Taxes. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock or Options pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.9 Dissenters’ Rights. Dissenters’ rights under Chapter 23 of the TBCA are not available to the Company Shareholders for the Transactions.

Section 2.10 Stock Options.

(a) On the date on which the Acceptance Time occurs, each then outstanding unexercised stock option (whether or not then vested or exercisable) that represents the right to acquire Company Common Stock (each, an “Option”) shall become fully vested and exercisable in accordance with the terms of such Option. As of the Effective Time, each then outstanding Option (whether or not then vested or exercisable) shall be canceled and immediately represent the right to receive in exchange therefor an amount of cash equal to (i) the excess, if any, of (A) the Merger Consideration per share of Company Common Stock over (B) the exercise price per share of Company Common Stock subject to such Option, multiplied by (ii) the number of shares of Company Common Stock underlying such Option, which amount shall be paid at the Effective Time by the Company.

(b) The Board of Directors of the Company shall take all actions reasonably necessary or appropriate to implement the foregoing provisions of this Section 2.10, including actions to cancel outstanding awards as provided in Section 2.10(a) in accordance with the terms of the Company Stock Plans.

(c) All amounts payable pursuant to Section 2.10(a) shall be subject to any required withholding Taxes or proof of eligibility for exemption therefrom, in accordance with Section 2.8(f).

Section 2.11 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange of shares or similar transaction, the Merger Consideration shall be equitably adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange of shares or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) any Company SEC Document filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date of this Agreement and excluding any disclosures that contain general cautionary, predictive or forward-looking statements set forth in any section of a Company SEC Document entitled “risk factors” or constituting “forward-looking statements” or any other sections of such filings) or (b) the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) simultaneously with the execution of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Corporate Power.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (or equivalent status, to the extent such concept exists) under the Laws of the state of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by management to be conducted, except for such failures to be duly organized, validly existing or in good standing (or equivalent status, to the extent such concept exists) or to have corporate, partnership or similar power or authority that are not material to the Company and its Subsidiaries, individually or in the aggregate.

(b) Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c) The Company has made available to Parent complete and correct copies of the charter and by-laws of the Company (the “Company Charter Documents”) and the organizational or governing documents of each of its Subsidiaries, in each case, as amended to the date of this Agreement. All such Company Charter Documents and organizational or governing documents of each of its Subsidiaries are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and none of the Company’s Subsidiaries are in material violation of any of the provisions of their organizational or governing documents.

Section 3.2 Corporate Authority; Enforceability; Voting Requirements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to obtaining the Company Shareholder Approval (if required by applicable Law to consummate the Merger), to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and adopted by the Company’s Board of Directors, and except for (i) obtaining the Company Shareholder Approval (if required by applicable Law to consummate the Merger) and (ii) filing the Articles of Merger with the Secretary of State of the State of Tennessee, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (clauses (i) and (ii) together, the “Bankruptcy and Equity Exception”).

(b) The Company’s Board of Directors, at a meeting duly called and held, has unanimously (i) adopted this Agreement and the Transactions, (ii) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Company Shareholders and (iii) resolved to recommend that the Company Shareholders accept the Offer, tender their shares of the Company Common Stock in the Offer, and, to the extent required by applicable Law, approve the Merger and this Agreement.

(c) If required by applicable Law to consummate the Merger, the affirmative vote (in person or by proxy) of the holders of a majority of the shares of Company Common Stock entitled to vote at the Company Shareholders Meeting, or any adjournment or postponement of the Company Shareholders Meeting, in favor of the approval of this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of capital stock of the Company or any of its Subsidiaries which is necessary to approve this Agreement and the Transactions.

Section 3.3 No Conflict. Except as disclosed in Section 3.3 of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the provisions of this Agreement, will (a) assuming that the Company Shareholder Approval (if required by applicable Law to consummate the Merger) is obtained, conflict with or violate the Company Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 3.4 and the Company Shareholder Approval (if required by applicable Law to consummate the Merger) are obtained and made, violate in any material respect any Restraint or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (c) violate, breach, result in the loss of any benefit under, conflict with any provisions of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Permits, to which the Company or any of its Subsidiaries is a party, or by which they and any of their respective properties or assets may be bound or affected except in the case of clause (c) for such violations, breaches, losses, conflicts, defaults, terminations, accelerations or Liens as would not reasonably be expected, individually or in the aggregate, to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation of the Transactions.

Section 3.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, (ii) state securities or “blue sky” laws and (iii) the rules and regulations of NASDAQ, (b) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee pursuant to the TBCA, and (c) filings required under, and compliance with other applicable requirements of, the HSR Act or any foreign antitrust, competition or similar Laws, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to (A) have a Material Adverse Effect or (B) prevent or materially delay the consummation of the Transactions.

Section 3.5 Subsidiaries.

(a) Section 3.5(a) of the Company Disclosure Letter lists each Subsidiary of the Company (including the jurisdiction of organization). Other than the Subsidiaries of the Company, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other capital stock of any Person, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Company or any Subsidiary of the Company.

(b) Except as set forth in Section 3.5(b) of the Company Disclosure Letter, all outstanding shares of capital stock, voting securities or other equity interests of each Subsidiary of the Company are duly authorized, validly issued and fully paid, non-assessable and free of any preemptive rights or limitations on voting rights; and all such securities are owned beneficially and of record by the Company or another wholly-owned Subsidiary of the Company free and clear of all Liens.

(c) Except as set forth in Section 3.5(c) of the Company Disclosure Letter, there are no (i) outstanding options or other rights of any kind which obligate the Company or any of its Subsidiaries to issue, transfer, sell or deliver any shares of capital stock, voting securities or other equity interests of any Subsidiary of the Company or any securities or obligations convertible into, exchangeable or exercisable for any shares of capital stock, voting securities or other equity interests of a Subsidiary of the Company, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or other equity interests of any Subsidiary of the Company or (iii) other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the capital stock, voting securities or other equity interests of any Subsidiary of the Company to which the Company or any of its Subsidiaries is a party. Except as disclosed in Section 3.5(c) of the Company Disclosure Letter, there are no agreements requiring the Company or any of its Subsidiaries to make contributions to the capital of, or lend or advance funds to, any Subsidiary of the Company.

Section 3.6 Capitalization; Indebtedness.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, without par value, and 1,000,000 shares of preferred stock, without par value (the “Company Preferred Stock”).

(b) At the close of business on December 18, 2009, (i) 18,934,034 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,673,225 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 2% Convertible Senior Notes due 2013 (the “2% Convertible Senior Notes”), (iv) 1,694,050 shares of Company

Common Stock were reserved for issuance upon conversion of the Company’s 1.625% Convertible Senior Notes due 2014 (the “1.625% Convertible Senior Notes” and, together with the 2% Convertible Senior Notes, the “Convertible Senior Notes”), (v) 1,798,116 shares of Company Common Stock are subject to outstanding Options, in each case granted under the plans and contracts listed on Section 3.6(b) of the Company Disclosure Letter (each, a “Company Stock Plan”), and no shares of Company Common Stock are subject to other equity or equity based awards, (vi) 200,000 shares of Company Preferred Stock have been designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and have been reserved for issuance upon the exercise of the rights distributed to the Company Shareholders pursuant to the Company Rights Plan, (vii) 2,121,607 shares of Company Common Stock are reserved for issuance pursuant to the Confirmation of OTC Warrant Transaction, dated as of November 16, 2006, between the Company and Merrill Lynch International (the “November 16 Warrant”) and (viii) 1,366,171 shares of Company Common Stock are reserved for issuance pursuant to the Confirmation of OTC Warrant Transaction, dated as of April 10, 2007, between the Company and Merrill Lynch International (the “April 10 Warrant”).

(c) All outstanding shares of capital stock, voting securities or other equity interests of the Company (collectively, “Company Securities”) are, and all shares which may be issued prior to the Effective Time will be, when issued in accordance with the terms thereof, duly authorized, validly issued and fully paid, non-assessable and free of preemptive rights.

(d) Except as disclosed in Section 3.6(d) of the Company Disclosure Letter, (i) there are no outstanding options, warrants, calls or other rights, agreements, arrangements, undertakings or commitments of any kind which obligate the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any Company Securities or any securities or other equity interests in or obligations of, the Company or any of its Subsidiaries convertible into, exchangeable or exercisable for any Company Securities; (ii) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities; (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the Company Securities to which the Company or any of its Subsidiaries is a party; (iv) there is no indebtedness having general voting rights (or convertible into securities having such rights) of the Company or any of its Subsidiaries issued and outstanding; and (v) there are no outstanding or authorized stock appreciation rights, phantom stock awards or other rights that are linked in any way to the price of the Company Common Stock or the value of the Company or any part thereof.

(e) All outstanding Options are evidenced by stock option agreements or other award agreements in the form previously provided to Parent. Except for Options granted under the Company Stock Plans, neither the Company nor any of its Subsidiaries has any outstanding obligations to provide any equity or equity-based compensation (whether payable in securities, cash or other property) to any Person. All Options and Director Common Stock Elections have been granted under the Company Stock Plans. The per share exercise price of each Option is equal to or greater than the fair market value of the underlying Company Common Stock determined as prescribed by the applicable Company Stock Plan on the effective date of the corporate action effectuating the grant of such Option and no such Option provides for a “deferral of compensation” within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(i)(A).

Section 3.7 Company SEC Documents; Financial Statements; Internal Controls; Sarbanes-Oxley Act.

(a) The Company has filed all required reports, statements, schedules, forms and other documents with the SEC since November 30, 2006 (such documents collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with applicable Law, including the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of

2002 (including its rules and regulations, “SOX”), and none of the Company SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except as set forth in Section 3.7(a) of the Company Disclosure Letter and to the extent updated, amended, restated or corrected by a subsequent Company SEC Document filed with the SEC prior to the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation, other than any review or investigation initiated as a result of the Transactions. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document filed with the SEC prior to the date of this Agreement, each of the consolidated financial statements of the Company contained in the Company SEC Documents (in each case, together with the notes and schedules thereto) were prepared in accordance with GAAP (except as may be indicated in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the financial statements for any quarter of the current fiscal year, to normal year-end audit adjustments).

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or any of its Subsidiaries’ published financial statements or any Company SEC Documents.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, in each case, with respect to the Company SEC Documents, and the statements contained in such certifications were complete, correct and accurate on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(e) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets.

(f) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated by the SEC under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that information relating to the Company and the Subsidiaries of the Company required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange

Act are being prepared; and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to information required to be included in the Company SEC Documents and to ensure that information required to be disclosed in the Company SEC Documents is recorded, processed, summarized and reported within the required time periods specified in the SEC rules and forms and to make the certifications required pursuant to Sections 302 and 906 of SOX. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the Audit Committee of the Company’s Board of Directors (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended November 30, 2008, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

(g) Except as disclosed in Section 3.7(g) of the Company Disclosure Letter, the Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of SOX and the SEC.

Section 3.8 Absence of Certain Changes.

(a) Except as disclosed in Section 3.8(a) of the Company Disclosure Letter or as required or contemplated by this Agreement, since November 30, 2008 each of the Company and its Subsidiaries has, in all material respects, conducted its business in the ordinary course of business consistent with past practice.

(b) Except as disclosed in Section 3.8(b) of the Company Disclosure Letter, since November 30, 2008, until the date of this Agreement, there has not been a Material Adverse Effect.

Section 3.9 Undisclosed Liabilities. Except as disclosed in Section 3.9 of the Company Disclosure Letter, since November 30, 2008, neither the Company nor any of its Subsidiaries has incurred any material liabilities or obligations of any nature (whether accrued, contingent or otherwise) whether or not required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto (the “Liabilities”), other than Liabilities (a) incurred after November 30, 2008 in the ordinary course of business consistent with past practice, (b) that have been discharged or paid in full after November 30, 2008 in the ordinary course of business, (c) reflected in or reserved against in the most recent financial statements of the Company included in the Company SEC Documents filed with the SEC and publicly available prior to the date of this Agreement or (d) to advisors in connection with the Transactions or pursuant to Sections 5.11 or 5.12 of this Agreement.

Section 3.10 Legal Proceedings. Except as disclosed in Section 3.10 of the Company Disclosure Letter, there is no (a) material legal claim, suit, action, inquiry or investigation or administrative, arbitral or other proceeding (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or the assets of the Company or any its Subsidiaries or (b) material injunction, order, judgment, settlement, award, ruling or decree, outstanding or imposed or, to the Knowledge of the Company, threatened to be imposed, against the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.

Section 3.11 Compliance With Laws; Permits.

(a) Except as disclosed in Section 3.11(a) of the Company Disclosure Letter, since November 30, 2007, the Company and its Subsidiaries are and have been in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate. Except as disclosed in Section 3.11(a) of the Company Disclosure Letter, since November 30, 2008, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority claimed or alleged that the Company or any of its Subsidiaries was not in compliance with all Laws applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operation, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate.

(b) Except as disclosed in Section 3.11(b) of the Company Disclosure Letter, (i) the Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, consents, orders, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case, necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold such Permits would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate and (ii) since November 30, 2007, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Permit. The consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any material Permit.

Section 3.12 Tax Matters.

(a) Except as disclosed in Section 3.12(a) of the Company Disclosure Letter and for those matters that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed, and all such filed Tax Returns are true, correct and complete; (ii) each of the Company and its Subsidiaries has timely paid, or has had paid on its behalf, all Taxes due and owing; (iii) the Company has made adequate provision, in accordance with GAAP, in the consolidated financial statements included in the Company SEC Documents filed prior to the date of this Agreement for the payment of all unpaid Taxes for which the Company or any of its Subsidiaries may be liable for the periods covered thereby; (iv) no deficiency with respect to Taxes has been asserted or assessed in writing against the Company or any of its Subsidiaries, which has not been fully paid or adequately reserved for (in accordance with GAAP) in the Company SEC Documents filed prior to the date of this Agreement; (v) no audits or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received; (vi) the Company and each of its Subsidiaries has withheld from all payments to employees, independent contractors, creditors, shareholders and any other Persons (and timely paid to the appropriate Governmental Authority) all amounts required to be withheld with respect to such payments in compliance with all applicable Laws; and (vii) there are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than Liens for Taxes not yet due and payable.

(b) Except as disclosed in Section 3.12(b) of the Company Disclosure Letter, the federal income Tax Returns of the Company and each of its Subsidiaries have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through 2005.

(c) Neither the Company nor any of its Subsidiaries: (i) joins or has joined in the filing of any affiliated, consolidated, combined or unitary federal, state, local or foreign income Tax Return other than the federal income Tax Return for the consolidated group of which the Company is the common parent, (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor by contract or otherwise, (iii) is a party to or bound by any Tax sharing agreement or Tax indemnity agreement, arrangement or practice (other than such an agreement, arrangement or practice exclusively among the Company and its Subsidiaries), (iv) has participated in a “reportable transaction” (as defined in Treasury Regulation Section 1.6011-4), or (v) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

Section 3.13 Employee Benefits.

(a) Section 3.13(a) of the Company Disclosure Letter contains a true and complete list of each deferred compensation, incentive compensation, stock purchase, stock option and other equity or equity-based compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, disability, Section 125 flexible benefit, life insurance, retiree health insurance, retiree life insurance, and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each retirement, defined benefit pension, savings, individual account based savings, supplemental retirement plan, profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each bonus, employment, consulting, retention, change in control, termination or severance plan, program, fund, agreement or arrangement; and each other material employee benefit plan, fund, program or agreement or arrangement, in each case, whether oral or written, whether or not subject to ERISA, that is, in each case, sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or its or their ERISA Affiliates, or to which the Company, any of its Subsidiaries or any of its or their ERISA Affiliates is party, for the benefit of any director, employee, consultant, or independent contractor or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or could have any liability, contingent or otherwise, including as a result of its or their ERISA Affiliates (the “Company Plans”).

(b) With respect to each Company Plan, the Company has delivered to Parent true and complete copies of (i) each Company Plan and any amendments thereto, (ii) the most recent summary plan descriptions with respect to each Company Plan, to the extent applicable, (iii) any related trust or other funding vehicle, (iv) the most recent annual financial report, if any, (v) the most recent Form 5500 and all schedules thereto and (vi) the most recent determination letter received from the Internal Revenue Service with respect to each Company Plan intended to qualify under Section 401 of Code. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and the trusts maintained thereunder have been determined by the Internal Revenue Service to be exempt from taxation under Section 501(a) of the Code; provided, however, that such Company Plans and the trusts maintained thereunder may have been amended after such determinations were made; provided, further, that nothing has occurred with respect to the operation of each such Company Plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(c) No Company Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, nor is any Company Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code. Except as disclosed in Section 3.13(c) of the Company Disclosure Letter, as of November 30, 2009, there were no material unfunded liabilities (as defined in Section 4001(a)(17) of ERISA) of any Company Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, for which any of Parent, the Company, the Surviving Company or any of its or their Subsidiaries or its or their ERISA Affiliates, could reasonably be expected to incur liability under Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No liability under Title IV, Section 302 of ERISA or Section 412 of the Code has been incurred by the Company, any of its Subsidiaries or any of its or their ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Parent, Company, the Surviving Company, any of its or their Subsidiaries or any of its or their ERISA Affiliates of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation arising in the ordinary course (which premiums have been paid when due) and other than liabilities that would not reasonably be expected, individually or in the aggregate, to be material to the Company.

(d) Neither the Company, any of its Subsidiaries nor any of its or their ERISA Affiliates have, within the six (6) years immediately preceding the date of this Agreement, withdrawn or partially withdrawn from any “multiemployer plan,” as such term is defined in Section 3(37) of ERISA. Neither the Company, any of its Subsidiaries nor any of its or their ERISA Affiliates have, within the past twelve (12) months, received notice from any “multiemployer plan” that it is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise Tax, or that such plan intends to terminate or has terminated.

(e) Each Company Plan has been drafted, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including but not limited to ERISA and the Code, except for instances of noncompliance that, individually or in the aggregate, are immaterial.

(f) Except as disclosed in Section 3.13(f) of the Company Disclosure Letter or the Company SEC Documents, no Company Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for directors, consultants, independent contractors, employees or former directors, consultants, independent contractors, or employees of the Company or any of its Subsidiaries for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan” (within the meaning of Section 3(2) of ERISA) or (iii) benefits the full cost of which is borne by the current or former director, consultant, independent contractor or employee (or his beneficiary). No Company Plan is funded, in whole or in part, through a voluntary employee’s beneficiary association exempt from taxation under Section 501(c)(9) of the Code.

(g) Except as disclosed in Section 3.13(g) of the Company Disclosure Letter, neither the Offer, the execution or delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor, or (iii) accelerate the time of payment or vesting of compensation due any such director, employee, consultant or independent contractor. Except as disclosed in Section 3.13(g) of the Company Disclosure Letter, no payment or benefit paid or provided, or to be paid or provided, whether contingent or otherwise, to current or former employees, directors or other service providers of or to the Company or any of its Subsidiaries (including pursuant to this Agreement) will fail to be deductible for federal income Tax purposes under Section 280G of the Code. Except as disclosed in Section 3.13(g) of the Company Disclosure Letter, no Company Plan or other agreement with any employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(h) There are no pending, or to the Knowledge of the Company, threatened or anticipated claims, actions, lawsuits, proceedings, investigations or audits against any Company Plan, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of any Company Plans, or otherwise involving any Company Plan (other than routine claims for benefits).

(i) All contributions, premiums and benefit payments under or in connection with the Company Plans required to have been made under the terms of any Company Plan or pursuant to ERISA, the Code and applicable Law have been timely made in all material respects and all obligations in respect of each Company Plan, including, with respect to any period on or before the Effective Time, have been properly accrued and reflected in the Company SEC Documents.

(j) Each Company Plan subject to any Law other than U.S. federal, state or local Law (“Foreign Plan”) that is intended to comply with the requirements of any Tax or pension Laws in order for contributions thereto or benefits thereunder to receive intended Tax benefits or favorable Tax treatment complies in all material respects with such Laws. Each Foreign Plan required to be registered has been registered (and where applicable, accepted for registration) and has been maintained in good standing with applicable Governmental Authorities and regulatory authorities and no material fact or event has occurred that could reasonably be expected to adversely affect such good standing status or result in the imposition of any material liability, penalty or Tax under applicable Law. Except as disclosed in Section 3.13(j) of the Company Disclosure Letter, other than such amounts that would not be material, the fair market value of the assets of each funded Foreign Plan, together with any accrued contributions, is sufficient in all material respects to provide for the accrued benefit obligations with respect to all current and former participants in such plan, in compliance with applicable Law.

Section 3.14 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreements or any other labor-related agreements with any labor union, labor organization or works council (“Collective Bargaining Agreements”), and no employees of the Company or any of its Subsidiaries are represented by any labor union, labor organization or works council in connection with their employment with the Company or any Subsidiary. To the Knowledge of the Company, there are no labor representation proceedings or petitions seeking a labor representation proceeding presently pending before the National Labor Relations Board or any other labor relations tribunal or any other Governmental Authority. Except as disclosed in Section 3.14 of the Company Disclosure Letter and except for instances that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened labor strike, slowdown or stoppage against or affecting the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor (including, employment or labor standards, labor relations, occupational health and safety, human rights, workers’ compensation, severance payment, employment equity, pay equity, wage, hour and medical leave). No material claim with respect to payment of wages, salary or overtime pay is now pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any Governmental Authority or regulatory authority, and there is no material charge or material proceeding before any Governmental Authority or regulatory authority with respect to a violation of any occupational safety or health standards that is now pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

Section 3.15 Environmental Matters.

(a) Except as disclosed in Section 3.15 of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(i) the Company and its Subsidiaries are, and for the past five (5) years have been, in compliance with all applicable Environmental Laws, including, but not limited to, possessing all Permits required for their operations under applicable Environmental Laws;

(ii) there is no pending or, to the Knowledge of the Company, threatened Action pursuant to any Environmental Law against the Company or any of its Subsidiaries or any real property currently, or to the Knowledge of the Company, formerly owned, operated or leased by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice from any Person, including but not limited to any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any administrative or judicial order or decree pursuant to Environmental Law;

(iii) With respect to real property that is currently owned, leased or operated by the Company and its Subsidiaries, and to the Knowledge of the Company, with respect to real property that was formerly owned, leased or operated by the Company or any of its Subsidiaries, there have been no releases, spills or discharges of Hazardous Materials on or underneath any of such real properties that has caused environmental contamination at such real properties that is reasonably likely to result in an obligation to remediate such environmental contamination pursuant to applicable Environmental Law or result in liability pursuant to applicable Environmental Law;

(iv) To the Knowledge of the Company, no consents or approvals of, or filings with, any Governmental Authority are necessary under Environmental Laws for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions; and

(v) The Company has provided Parent with all material environmental reports, audits and documents prepared in the last twenty (20) years in its possession related to actual or potential liabilities under Environmental Law.

(b) To the Knowledge of the Company as of the date of this Agreement, none of the matters identified in Section 3.15 of the Company Disclosure Letter or the issues identified in the reports and documents listed in Section 3.15 of the Company Disclosure Letter, is reasonably expected to have a Material Adverse Effect.

(c) Except with respect to the matters set forth in Section 3.9, the representations and warranties set forth in this Section 3.15 are the Company’s sole and exclusive representations with respect to environmental matters in this Agreement.

Section 3.16 Material Contracts.

(a) Except for this Agreement, or as disclosed in Section 3.16 of the Company Disclosure Letter, as of the date of this Agreement, none of the Company, any of its Subsidiaries or their respective properties or other assets is a party to or bound by any contract, agreement, mortgage, pledge, arrangement, commitment or understanding (whether oral or written):

(i) with respect to the employment of any directors or executive officers of the Company;

(ii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(iii) that is a joint-venture or partnership agreement or other similar agreement or arrangement;

(iv) that is a loan or credit agreement, indenture, note or other contract or instrument relating to or evidencing the borrowing of money or indebtedness for borrowed money (including any guarantee thereto) that has outstanding indebtedness in a principal amount in excess of five hundred thousand U.S. dollars ($500,000) or any Contract pursuant to which indebtedness for borrowed money may be incurred or guaranteed in a principal amount in excess of five hundred thousand U.S. dollars ($500,000);

(v) that is a mortgage, pledge, security agreement, deed of trust, capital lease or similar agreement that creates or grants a Lien on any material property or asset of the Company or any of its Subsidiaries, in each case involving annual payments of more than one million U.S. dollars ($1,000,000);

(vi) that contains any non-compete or exclusivity provision or limits or purports to limit, curtail or restrict the ability of the Company or any of its Subsidiaries (or which following the consummation of the Transactions could limit the ability of the Surviving Corporation) (A) to compete in any line of business, in any geographic area or with any Person, (B) to sell to or purchase from any other Person or entity or (C) to deliver services to any other Person, other than distribution agreements for delivery of products outside of the United States entered into in the ordinary course of business;

(vii) that is a service contract or equipment lease, in each individual case, involving payments for the Company or any of its Subsidiaries of more than five hundred thousand U.S. dollars ($500,000) per year;

(viii) for the acquisition, disposition or lease of material properties, assets or businesses (whether by merger, purchase or sale of stock or assets or otherwise) entered into since December 20, 2006;

(ix) that is a financial derivatives master agreement or confirmation, or futures account opening agreement and/or brokerage statement, evidencing financial hedging or similar trading activities;

(x) that is a voting agreement or registration rights agreement;

(xi) that is a vendor or supply Contract involving fixed commitments in excess of two million U.S. dollars ($2,000,000) per year, other than trade or promotional commitments incurred in the ordinary course;

(xii) that involves or is reasonably likely to involve annual consideration (whether or not measured in cash) of greater than two million U.S. dollars ($2,000,000) (other than vendor or supply Contracts and trade and promotional commitments described in Section 3.16(a)(xi);

(xiii) that is a Collective Bargaining Agreement;

(xiv) that is a “standstill” or similar agreement;

(xv) that is a Contract that restricts or otherwise limits the payment of dividends or other distributions on equity securities; or

(xvi) to the extent material to the business or financial condition of the Company and its Subsidiaries, taken as a whole, that is a (A) consulting Contract, (B) Contract that provides for the indemnification of any Indemnitee or (C) Contract granting a right of first refusal or first negotiation to any third party.

All contracts, arrangements, commitments or understandings of the type described in this Section 3.16(a) shall be collectively referred to as the “Material Contracts.” Prior to the date of this Agreement, except as disclosed in Section 3.16(a) of the Company Disclosure Letter, the Company has made available to Parent, to the extent a Material Contract is not available to the public on the website maintained by the SEC, correct and complete copies of each Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.

(b) Each of the Material Contracts is (i) valid, binding and in full force and effect with respect to the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and (ii) enforceable, in all material respects, in accordance with its terms by the Company and its Subsidiaries party thereto (subject to the Bankruptcy and Equity Exception). Neither the Company nor any of its Subsidiaries is in breach of or default under any Material Contract nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder by the Company and its Subsidiaries party thereto, except for such defaults as, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, no other party to any of the Material Contracts is in breach of, or default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, except in each case, for those breaches and defaults which, would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of termination or cancellation under any Material Contract, received any notice of breach or default in any material respect under any Material Contract which breach or default has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a material breach of any Material Contract.

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter contains a true, complete and accurate list of all real property owned by the Company and its Subsidiaries (collectively, the “Owned Real Property”). With respect to the Owned Real Property, (i) neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor to their Knowledge, is any such proceeding, action or agreement pending or threatened) with respect to any portion of the Owned Real Property and (ii) all buildings and improvements located on the Owned Real Property and used in the business of the Company are in a condition that is sufficient for the operation of the business of the Company.

(b) Except as disclosed in Section 3.17(b) of the Company Disclosure Letter, Section 3.17(b) of the Company Disclosure Letter contains a true, complete and accurate list of all real property leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (whether as a tenant, subtenant or pursuant to other occupancy arrangements) (collectively, including the improvements thereon, the “Leased Real Property”), and for each Leased Real Property, identifies the name of the lessor, sublessor, licensor and/or lessee. True and complete copies of all Real Property Leases have been made available to Parent. The Company or any of its Subsidiaries holds a valid leasehold interest in each Lease. All buildings and improvements used in the business of the Company at the Leased Real Property are in a condition that is sufficient for the operation of the business of the Company thereat.

(c) As of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to materially interfere with its ability to conduct its business as presently conducted, or as disclosed in Section 3.17(c) of the Company Disclosure Letter, the Company and/or its Subsidiaries have good and marketable title to all Owned Real Property (and to all buildings and improvements located on the Owned Real Property) and valid leasehold, subleasehold or license interests in all Leased Real Property, free and clear of all Liens, except Permitted Liens and Lien Instruments.

(d) As of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to materially interfere with its ability to conduct its business as presently conducted, neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a Real Property Lease or any lender alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth all (i) registered Company Intellectual Property, (ii) pending applications for registration of Intellectual Property filed by the Company or any of its Subsidiaries and (iii) domain names registered to the Company or any of its Subsidiaries.

(b) Except with respect to licenses of software generally available for an annual or one-time license fee of no more than one hundred thousand U.S. dollars ($100,000) in the aggregate, Section 3.18(b)(i) of the Company Disclosure Letter sets forth a list, complete and accurate as of the date of this Agreement, of all agreements pursuant to which the Company or any of its Subsidiaries licenses in or otherwise is authorized to use third-party Intellectual Property that is used in the conduct of the business and operations of the Company or any of its Subsidiaries as presently conducted. Section 3.18(b)(ii) of the Company Disclosure Letter sets forth a list, complete and accurate as of the date of this Agreement, of all agreements pursuant to which the Company or any of its Subsidiaries licenses Company Intellectual Property to third parties. The Company has delivered to Parent correct, complete and current copies of all agreements described in this Section 3.18(b). To the Knowledge of the Company, there are no agreements between the Company or any of its Subsidiaries and any third party relating to Intellectual Property under which there is, as of the date of this Agreement, any material dispute regarding the scope or performance of such agreement.

(c) Except as disclosed in Section 3.18(c) of the Company Disclosure Letter, with respect to the Company Intellectual Property, the Company and its Subsidiaries own all right, title and interest in and to, such Intellectual Property free and clear of all Liens (other than Permitted Liens). Except as disclosed in Section 3.18(c) of the Company Disclosure Letter, none of the Company Intellectual Property is subject to any outstanding injunction, decree, order, judgment, agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries, or affects the validity, use or enforceability of any such Intellectual Property. To the Knowledge of the Company, and subject to Section 3.18(d), except as disclosed in Section 3.18(c) of the Company Disclosure Letter, the Company and its Subsidiaries have valid and continuing rights to use all Intellectual Property material to the conduct of the business as currently conducted. Following the execution of this Agreement and the consummation of the Transactions, the Company and its Subsidiaries shall have the right to exercise all of their current rights under agreements granting rights to the Company or any of its Subsidiaries with respect to Intellectual Property of third parties to the same extent and in the same manner they would have been able to had the Transactions not occurred, without the payment of any additional consideration as a result of such transaction and without the necessity of any third party consent as a result of such transaction, except in the case where the failure to have any such rights would not reasonably be expected, individually or in the aggregate, to (i) have a Material Adverse Effect or (ii) prevent or materially delay the consummation of the Transactions.

(d) To the Knowledge of the Company, except as disclosed in Section 3.18(d) of the Company Disclosure Letter, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third party, and no claim is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any written notice alleging any of the foregoing or challenging the ownership or validity of any Company Intellectual Property.

(e) Except as disclosed in Section 3.18(e) of the Company Disclosure Letter, to the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Intellectual Property, and no such claims have been asserted or threatened against any Person by the Company. Except as disclosed in Section 3.18(e) of the Company Disclosure Letter, since January 1, 2007, neither the Company nor any of its Subsidiaries has brought any action, suit or proceeding or asserted any claim in writing against any Person for infringing or misappropriating Company Intellectual Property.

(f) No open source or public library software, including, but not limited to, any version of any software licensed pursuant to any GNU public license, was used in the development or modification of any software owned by the Company or any of its Subsidiaries that is incorporated into or utilized by any products of the Company or any of its Subsidiaries where, as a result of the use of such open source or public library software, the Company or any of its Subsidiaries is obligated to make available to third parties other than its customers the source code for the proprietary software owned by the Company or any of its Subsidiaries that is incorporated into such products.

Section 3.19 Information Supplied. Subject to the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.11, neither the Schedule 14D-9 nor any information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents will, at the respective times the Schedule 14D-9, the Offer Documents, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to the Company Shareholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement (if any) will not, on the date it is first mailed to Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and will not, at the time of the Company Shareholders Meeting (if such a meeting is held), omit to state any material fact necessary to correct any statement in any earlier communication from the Company with respect to the solicitation of proxies for the Company Shareholders Meeting which shall have become false or misleading in any material respect. The Proxy Statement (if any) and the Schedule 14D-9 will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.20 Compliance with Health Care Laws. Except as disclosed in Section 3.20 of the Company Disclosure Letter:

(a)(i) The Company is in compliance with all applicable Health Care Laws, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate; (ii) no unresolved written notice, charge or assertion has been received by the Company or, to the Knowledge of the Company, threatened against the Company alleging any violation of or seeking to investigate any of the foregoing; and (iii) all Company products subject to the jurisdiction of the FDA are being developed, manufactured, labeled, stored and tested by or on behalf of the Company in compliance with all applicable requirements under Health Care Laws, except for such non-compliance as would not reasonably be expected to be material to the Company or its Subsidiaries, individually or in the aggregate.

(b) The Company and its Subsidiaries are in possession of all material authorizations, approvals, registrations, clearances, consents, qualifications and other rights from, and has made all material declarations, notices, and filings with the FDA and other United States regulatory authorities (“Company Clearances”) that are necessary for the Company to own, lease and operate its properties or to conduct its business as conducts. All such Company Clearances are valid, and in full force and effect, and the Company is in material compliance with the terms of the Company Clearances. The Company has not received any written notice with respect to the operation of the business of the Company from the FDA or any other Governmental Authority regarding (i) any material adverse change in any Company Clearances, or any failure to comply, in all material respects, with any Health Care Laws or any term or requirement of any Company Clearance or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Company Clearance. The Company’s products are in material compliance with the requirements of all applicable final or tentative Over-the-Counter (“OTC”) Monographs published by the FDA. The Company has complied with all applicable Health Care Laws in connection with the preparation of and submission to the FDA of each of the NDAs relating to the Company’s new drug products. With respect to each NDA, the Company has not received any unresolved notice that has, or reasonably should have, led the Company to believe that any of the NDAs is not currently effective.

(c) All applications, notifications, submissions, information, claims, reports and statistics and other data, utilized as the basis for or submitted in connection with any and all Company Clearances from the FDA or other Governmental Authority relating to the Company, its business operations, products, and product candidates, when submitted to the FDA or other Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Authority.

(d) No product or product candidate currently being manufactured, developed, tested, distributed or marketed by the Company has been recalled or withdrawn from market (whether voluntarily or otherwise). No proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such product or product candidate or pre-market approvals or marketing authorizations are pending, or to the Knowledge of the Company, threatened, against the Company, nor have any such proceedings been pending at any time.

(e)(i) All Company combination products containing an insect repellent include a pesticide end-use product that is registered with the U.S. Environmental Protection Agency (the “EPA”) Office of Pesticide Programs and all states where the products are sold; (ii) the end-use combination product is manufactured in accordance with the EPA registration; (iii) the facilities where such combination products are manufactured are registered pesticide producing establishments; and (iv) the Company maintains all records required under the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §§ 136 et seq., and all applicable regulations, Pesticide Registration Notices, and guidance documents of the EPA.

(f) The Company is not enrolled as a supplier or provider under Medicare, Medicaid, or any other governmental health care program or third-party payment program or a party to any participation agreement for payment by any such governmental health care program and third-party payment program.

Section 3.21 Insurance. The Company maintains for itself and its Subsidiaries insurance policies in those amounts and covering those risks, as in its judgment, are reasonable for the business and assets of the Company and its Subsidiaries.

Section 3.22 Interested Party Transactions. Except as disclosed in Section 3.22 of the Company Disclosure Letter, there are no Material Contracts, transactions, indebtedness or other arrangements (including any direct or indirect ownership interest in any property or assets used in or necessary for use in the conduct of business by the Company), or any related series thereof, between the Company or any of its Subsidiaries, on the one hand, and (a) any officer or director of the Company, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company or (c) any affiliate or family member of any such officer, director or record or beneficial owner, on the other hand, in each case, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC.

Section 3.23 State Takeover Statutes; Company Charter and By-law Provisions.

(a) Except to the extent set forth in Section 3.23(c), the Company’s Board of Directors has duly taken all actions so that no “fair price,” “moratorium,” “control share acquisition” “interested shareholder,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (including under the TBCA and the Tennessee Business Combination Act) will prohibit the execution, delivery or performance of or compliance with this Agreement, the Offer, the Merger, the Top-Up Option or the other Transactions.

(b) The Company’s Board of Directors has duly taken all action necessary to render inapplicable to this Agreement, the Offer, the Merger, the Top-Up Option and the other Transactions the charter of the Company (including the provisions of Paragraphs 11 and 12 thereof) to the extent, if any, it would otherwise be applicable.

(c) Assuming the accuracy of the representations and warranties set forth in Section 4.9(a), and further assuming that Parent conducts the Offer in accordance with the terms set forth in Section 1.1 and the Offer otherwise meets the requirements of Section 48-103-102(10)(B)(v) of the Tennessee Investor Protection Act, the Company’s Board of Directors has taken or will take (prior to the commencement of the Offer) such action as is necessary (including recommending acceptance of the Offer to the holders of the Company Common Stock) to assure that none of the Offer, the Merger, the Top-Up Option or the other transactions contemplated by this Agreement will be a “takeover offer” under the Tennessee Investor Protection Act.

Section 3.24 Company Rights Plan. The Company has taken all actions necessary to (a) render the Company Rights Plan inapplicable to this Agreement and the Transactions, (b) ensure that (i) none of Parent, Merger Sub or any other Subsidiary of Parent is an Acquiring Person (as such term is defined in the Company Rights Plan) pursuant to the Company Rights Plan solely as a result of this Agreement or the Transactions and (ii) a “Distribution Date” or a “Stock Acquisition Date” (as such terms are defined in the Company Rights Plan) does not occur and (iii) the rights (the “Company Rights”) to purchase the Series A Preferred Stock of the Company issued under the Company Rights Plan do not become exercisable, in the case of clauses (i), (ii) and (iii), solely by reason of the execution of this Agreement or the consummation of the Transactions and (c) provide that the Expiration Date (as defined in the Company Rights Plan) shall occur immediately prior to the Effective Time. Complete and correct copies of the resolutions of the Board of Directors of the Company and any proposed agreement with the Rights Agent with respect to the matters referenced above have been delivered to Parent on or prior to the date of this Agreement.

Section 3.25 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Morgan Stanley & Co. Incorporated, to the effect that, as of the date of the opinion, each of the Offer Price and the Merger Consideration to be received pursuant to this Agreement by holders of the Company Common Stock is fair from a financial point of view to holders of the Company Common Stock. A copy of such opinion has been, or will promptly be, delivered to Parent for informational purposes only.

Section 3.26 Brokers and Other Advisors. Except for Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with any of the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”) simultaneously with the execution of this Agreement, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization; Standing. Parent is a société anonyme duly organized, validly existing and in good standing (or equivalent status, to the extent such concept exists) under the Laws of France and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee.

Section 4.2 Corporate Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which each is a party and to perform their respective obligations hereunder and to consummate the Transactions. The consummation by Parent of the Transactions has been duly authorized by its Boards of Director. The execution, delivery and performance by Merger Sub of this Agreement, and the consummation by Merger Sub of the Transactions, has been duly authorized and adopted by its Boards of Director and approved by Parent (or a subsidiary of Parent) as the sole shareholder of Merger Sub. Except for filing the Articles of Merger with the Secretary of State of the State of Tennessee, no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms (subject to the Bankruptcy and Equity Exception).

Section 4.3 No Conflict. Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the provisions of this Agreement, will (a) conflict with or violate the charter or by-laws (or similar documents) of Parent or Merger Sub, (b) assuming that the consents, approvals and filings referred to in Section 4.4 are obtained and made, violate any Restraint or Law applicable to Parent or any of its Subsidiaries (including Merger Sub), or (c) result in a breach of or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except in the case of clauses (b) and (c) for such violations, breaches or defaults as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Exchange Act, (ii) state securities or “blue sky” laws and (iii) the rules and regulations of NASDAQ, (b) the filing of the Articles of Merger with the Secretary of State of the State of Tennessee pursuant to the TBCA, and (c) filings required under, and compliance with other applicable requirements of, the HSR Act or any foreign antitrust, competition or similar Laws, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.5 Ownership and Operations of Merger Sub. Parent owns, and at the Effective Time will own, indirectly, beneficially and of record, all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 4.6 Legal Proceedings. Except as disclosed in Section 4.6 of the Parent Disclosure Letter, there is no (a) Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries (including Merger Sub) or (b) injunction, order, judgment, ruling or decree outstanding against Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority except, in each case, for those that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.7 Compliance With Laws. Except as disclosed in Section 4.7 of the Parent Disclosure Letter, since its formation, Merger Sub has been in compliance with all Laws applicable to Merger Sub, and since December 31, 2007, Parent has been in compliance with all Laws applicable to Parent, except, in each case, for such non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.8 Sufficient Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the Transactions. Parent and Merger Sub have, and will have as of the Acceptance Time and the Closing, sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the Transactions, including Parent’s and Merger Sub’s costs and expenses, the aggregate Offer Price and the aggregate Merger Consideration on the terms and conditions contained in this Agreement and the amounts required to be paid under Sections 5.11 and 5.12 hereof, and there is no restriction on the use of such cash for such purpose.

Section 4.9 Company Stock.

(a) For purposes of the applicable provisions of the TBCA and the Company Charter Documents, neither Parent nor Merger Sub, alone or together with any other Person (i) is, nor at any time during the last three (3) years has it been, an “interested shareholder” of the Company under the TBCA or Company Charter Documents or (ii) has taken any action that would cause any anti-takeover statute under the TBCA to be applicable to this Agreement.

(b) Neither Parent nor Merger Sub nor any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, and is not a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company, except for any such shares that may be owned by any employee benefit or other plan administered by or on behalf of Parent or any of its Subsidiaries, to the extent the determination to acquire such shares was not directed by Parent or Merger Sub.

Section 4.10 Brokers and Other Advisors. Except for Goldman Sachs & Co., the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.11 Information Supplied. Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.19, neither the Offer Documents nor any information supplied (or to be supplied) in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the respective times the Offer Documents, the Schedule 14D-9, or any amendments or supplements thereto, are filed with the SEC or at the time they are first published, sent or given to the Company Shareholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement (if any) will not, on the date it is first mailed to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and will not, at the time of the Company Shareholders Meeting (if such a meeting is held), omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which shall have become false or misleading in any material respect. The Offer Documents will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by or on behalf of the Company for inclusion or incorporation by reference in any of the foregoing documents.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) Except as contemplated by this Agreement, as required by applicable Law or as contemplated by Section 5.1(a) of the Company Disclosure Letter, during the period from the date of this Agreement to the Effective Time or the date on which this Agreement is terminated in accordance with Section 7.1, whichever is the earlier, unless Parent otherwise consents in writing (which consent shall only be granted on behalf of Parent by the individuals listed on Section 5.1(a) of the Parent Disclosure Letter and shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course consistent with past practice, and comply in all material respects with all applicable Laws and the requirements of all Material Contracts and shall use commercially reasonable efforts to (i) maintain and preserve intact its business organization and its relationships with those having business dealings with it to the end that goodwill of the Company shall be preserved, (ii) retain the services of its officers and key employees, (iii) maintain all of its operating assets in their current condition (normal wear and tear excepted), and (iv) keep in full force and effect all insurance policies (including the Company’s captive insurance policies), other than changes to such policies made in the ordinary course of business, in each case, in all material respects; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b).

(b) Except as contemplated or permitted by this Agreement, as required by applicable Law or as contemplated by Section 5.1(b) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time, unless Parent otherwise consents in writing (which consent shall only be granted on behalf of Parent by the individuals listed on Section 5.1(a) of the Parent Disclosure Letter and shall not be unreasonably withheld, conditioned or delayed), neither the Company nor its Subsidiaries shall:

(i)(A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any Company Securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, provided that the Company may issue shares of Company Common Stock (and the related rights under the Company Rights Plan), solely upon the exercise of Options that are outstanding on the date of this Agreement, in satisfaction of the Director Common Stock Elections, pursuant to the Warrant Agreements or upon the exercise of the Top-Up Option, in each case in accordance with their terms as of the date of this Agreement; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any Company Securities, except in connection with the exercise of Options that are outstanding on the date of this Agreement and in accordance with their terms as of the date of this Agreement and consistent with past practice; (C) declare, set aside for payment or pay any dividend on, or make any other cash or stock distribution in respect of, any Company Securities; (D) adjust, split, combine, subdivide or reclassify any Company Securities; (E) enter into any Contract with respect to the sale, voting, registration or repurchase of Company Common Stock, any other Company Securities or the capital stock of any Subsidiary of the Company; or (F) except as required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under (except as required by the terms of the Company Stock Plans in effect on the date of this Agreement), any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option or other right to acquire Company Securities or any restricted stock purchase agreement or any similar or related contract;

(ii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any Person) (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, in each case in an amount in excess of five hundred thousand U.S. dollars ($500,000) in the aggregate, other than ordinary course borrowing under the Credit Agreement;

(iii) sell, pledge, dispose of, transfer, lease, license, mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than a Permitted Lien), any properties, rights or assets (including securities of the Company’s Subsidiaries with a fair market value in excess of five hundred thousand U.S. dollars ($500,000) individually or one million five hundred thousand U.S. dollars ($1,500,000) in the aggregate to any Person, except (A) sales of inventory in the ordinary course of business consistent with past practices, (B) as required to be effected prior to the Effective Time pursuant to Contracts in force on the date of this Agreement and listed on Section 5.1(b)(iii) of the Company Disclosure Letter, (C) dispositions of inventory or assets which are obsolete or worthless or (D) transfers among the Company and its Subsidiaries;

(iv) make any capital expenditures which (A) involve the purchase of real property or (B) are not budgeted for in the Company’s current annual capital plan, a copy of which is attached as Schedule 5.1(b)(iv), having an aggregate value in excess of seven hundred and fifty thousand U.S. dollars ($750,000);

(v) directly or indirectly acquire by merging into, consolidating with, purchasing all or a material portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any Person or division, business or equity interest of any Person;

(vi)(A) increase in any respect the compensation of any of its directors, officers or employees, other than (1) as required pursuant to applicable Law or the terms of Collective Bargaining Agreements or Contracts in effect on the date of this Agreement and listed in the Company Disclosure Letter (correct and complete copies of which have been made available to Parent) and (2) increases in salaries, wages and benefits (other than grants of equity or equity-based compensation under any Company Stock Plan or otherwise) of employees (other than officers) made in the ordinary course of business and in amounts and in a manner consistent with past practice; (B) grant or provide any severance or termination payments or benefits to any director, officer, employee, independent contractor or consultant of the Company or any of its Subsidiaries, other than as required by the terms of a Company Plan as in effect on the date of this Agreement; (C) make any new equity awards to any director, officer, employee or consultant of the Company or any of its Subsidiaries; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of, compensation or benefits under any Company Plan to the extent not required by the terms of such Company Plan as in effect on the date of this Agreement; or (E) enter into, establish, amend or terminate any employment, retention or change in control agreement, Collective Bargaining Agreements, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or Affiliate;

(vii) make, change or revoke any material Tax election, change any material method of Tax accounting, enter into any closing agreement, settle or compromise any material liability for Taxes, file any material amended Tax Return, or surrender any claim for a material refund of Taxes;

(viii) make any changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP, applicable Law or regulatory guidelines;

(ix) amend the Company Charter Documents or the organizational or governing documents of any of its Subsidiaries;

(x)(A) enter into or terminate any Material Contract (other than a confidentiality agreement containing a standstill agreement as contemplated by Section 5.3(a)), (B) materially modify, amend, waive any right under or renew any Material Contract, other than (in the case of this clause (B)), in the ordinary course of business consistent with past practice, (C) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its Subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, (D) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (E) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

(xi) fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain any Company Intellectual Property in full force and effect or to diligently prosecute any applications for registration of Intellectual Property;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xiii) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;

(xiv) take any action in respect of the Company Rights Plan (other than a delay of the Distribution Date under the Company Rights Plan) or the TBCA, except as contemplated hereby;

(xv) take any action that (A) would reasonably be expected to (1) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, or (2) significantly increase the risk of any Governmental Authority entering a Restraint prohibiting or impeding the consummation of the Transactions or (B) otherwise would reasonably be expected to materially delay or impair the consummation of the Transactions (each of (A) and (B), a “Delay”); or

(xvi) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

(c) Parent and Merger Sub agree that, during the period from the date of this Agreement until the Effective Time, except as contemplated or permitted by this Agreement, Parent and Merger Sub shall not take, and cause to not be taken, any action (or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action) that would reasonably be expected to result in a Delay. Without limiting the generality of the foregoing, Parent and Merger Sub agree that, during the period from the date of this Agreement until the Effective Time, Parent and Merger Sub shall not, and shall not permit any of their Subsidiaries to, acquire or agree to acquire by merging into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets or rights, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to result in a Delay.

Section 5.2 Shareholders Meeting; Merger Without Meeting of Company Shareholders.

(a) If the approval of this Agreement by the Company Shareholders is required by the TBCA, as soon as practicable following the Acceptance Time, the Company shall prepare and file with the SEC, subject to the prior review, comment and approval of Parent (which approval shall not be unreasonably withheld or delayed), a proxy statement relating to the Company Shareholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”). The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Shareholders as promptly as practicable after clearing comments received from the SEC or its staff. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without Parent’s prior consent (which consent shall not be unreasonably withheld or delayed) and without providing Parent and its counsel the reasonable opportunity to review and comment thereon. The Company shall advise Parent promptly of any request by the SEC or its staff for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should become known to Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Shareholders.

(b) Each of the Company and Parent shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company Shareholders or at the time of the Company Shareholders Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the parties hereto shall use their reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c) If required by applicable Law in order to consummate the Merger, the Company, acting through the Company’s Board of Directors, shall, in accordance with applicable Law and the Company Charter Documents: (i) promptly and duly call, give notice of, convene and hold as soon as reasonably practicable, a meeting of the Company Shareholders for the purpose of approving the Merger and this Agreement (the “Company Shareholders Meeting”) as soon as practicable following the Acceptance Time (or, if later, following the termination of the subsequent offering period, if any), (ii) include in the Proxy Statement the recommendation of the Board of Directors of the Company that the Company Shareholders vote in favor of the approval of the Merger and this Agreement, and (iii) obtain the Company Shareholder Approval.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Shareholders Meeting if this Agreement is terminated in accordance with Section 7.1.

(e) Notwithstanding Section 5.2(c) or 5.2(d), in the event that Parent or Merger Sub shall acquire (including pursuant to the Top-Up Option and pursuant to any subsequent offering period), together with the shares of Company Common Stock owned by Parent, Merger Sub and any other Subsidiary of Parent, at least ninety percent (90%) of the shares of Company Common Stock then outstanding (calculated in accordance with the TBCA), the parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a Company Shareholders Meeting in accordance with the applicable provisions of the TBCA.

(f) Parent shall continue to hold all shares acquired in the Offer through the Effective Time and shall vote, or cause to be voted, all of the Company Common Stock acquired in the Offer or otherwise then owned by it, Merger Sub or any of Parent’s other Subsidiaries in favor of the approval of the Merger and this Agreement.

Section 5.3 No Solicitation.

(a) Subject to Section 5.3(c), until the earlier of the Board Appointment Date or the date on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by the Company or any of its Subsidiaries to, directly or indirectly through another Person, except as otherwise provided below, (i) solicit, initiate, or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce or take any other action designed to or which would reasonably be expected to lead to, any inquiries or the making of, any proposal that constitutes, or is reasonably likely to lead to, a Takeover Proposal or (ii) other than informing Persons of the provisions contained in this Section 5.3, enter into, continue or participate in any discussions or negotiations regarding any Takeover Proposal, or furnish any information concerning the Company and its Subsidiaries to any Person in connection with any Takeover Proposal, or otherwise cooperate with or take any other action to knowingly facilitate or induce any effort or attempt to make or implement a Takeover Proposal. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person previously conducted with respect to any Takeover Proposal. Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Takeover Proposal, received under circumstances not involving a breach of this Agreement, that the Company’s Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to result in a Superior Proposal, the Company may, after providing the notice and information required by Section 5.3(e), upon a good faith determination by the Company’s Board of Directors (after receiving the advice of its outside counsel) that failure to take such action would be reasonably likely to constitute or result in a violation by the Company’s Board of Directors of its fiduciary duties to the Company Shareholders under applicable Law, and after giving Parent prompt written notice of such determination, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives); provided, that the Company and such Person enter into a confidentiality agreement containing confidentiality, standstill and other provisions substantially similar to the Confidentiality Agreement and not less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent and containing provisions that expressly permit the Company to comply with the provisions of this Section 5.3 (a copy of which shall be provided to Parent promptly after its execution), except that notwithstanding the foregoing, the terms of such confidentiality agreement shall not prevent such Person from making a Takeover Proposal to the Company or the Company’s Board of Directors; and provided, further, that all such information has previously been provided to Parent or is provided to Parent at substantially the same time it is provided to such Person and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal.

(b) The Board of Directors of the Company shall not (i) withdraw, modify or qualify, in a manner adverse to Parent, the Company Recommendation or (ii) adopt, recommend or propose publicly to adopt or recommend to the Company Shareholders a Takeover Proposal (any action described in clause (i) or (ii) being referred to as a “Company Adverse Recommendation Change”) (it being understood and agreed that any “stop, look and listen” communication by the Board of Directors to the Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act shall not constitute a Company Adverse Recommendation Change), unless (A) the Company’s Board of Directors shall make a good faith determination (after receiving the advice of its outside counsel) that failure to take such action would be reasonably likely to constitute or result in a violation by the Company’s Board of Directors of its fiduciary duties to the Company Shareholders under applicable Law and the Company complies with Section 5.3(d) (after taking into account any amendments of this Agreement as contemplated by Section 5.3(d)) and (B) in the event that the Company Adverse Recommendation Change is not being made in response to or as a result of a Superior Proposal, there has been a material development or change in circumstances relating to the Company’s business, assets and operations that occurs or arises after the date of this Agreement that was not known by the Company’s Board of Directors as of the date of this Agreement (an “Intervening Event”).

(c) The Board of Directors of the Company shall not authorize the Company or any of its Subsidiaries to enter into any merger, acquisition or similar agreement with respect to any Takeover Proposal (other than a confidentiality agreement referred to in Section 5.3(a)) (each, a “Company Acquisition Agreement”) and the Company shall not (and shall not permit any Subsidiary to) enter into any Company Acquisition Agreement, unless the Board of Directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes a Superior Proposal and the Company complies with Section 5.3(d).

(d) The Company shall not be entitled to (A) make a Company Adverse Recommendation Change or (B) enter into any Company Acquisition Agreement unless: (i) the Company has provided to Parent four (4) Business Days’ prior written notice (an “Adverse Recommendation Change Notice”), which Adverse Recommendation Change Notice shall specify that the Board of Directors of the Company is prepared to make a Company Adverse Recommendation Change and/or enter into any Company Acquisition Agreement, as applicable, and, (1) in the case of a Takeover Proposal that the Company’s Board of Directors has determined constitutes a Superior Proposal, shall contain a description of the material terms of such Takeover Proposal and a statement that the Board of Directors of the Company has determined that such Takeover Proposal is a Superior Proposal and a statement that the Board of Directors of the Company intends to enter into an agreement providing for such Superior Proposal, identifying the parties thereto, and delivering to Parent a copy of the Company Acquisition Agreement and other relevant documents for such Superior Proposal in the form to be entered into and (2) in the case of an Intervening Event, a reasonably detailed description of the Intervening Event, (ii) during the four (4) Business Day period following the date of receipt of the Adverse Recommendation Change Notice, if requested by Parent, the Company has engaged in good-faith negotiations with Parent to amend this Agreement in such a manner that (A) the Intervening Event no longer requires a Company Adverse Recommendation Change or (B) the Takeover Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal, (iii) at midnight, Chattanooga time, at the end of the four (4) Business Day period following the date of receipt of the Adverse Recommendation Change Notice (or, in the event that a Takeover

Proposal has been materially revised or modified, at the end of midnight, Chattanooga time, on the fourth (4th) Business Day following the date of receipt of notice of such material revision or modification, if later), (1) in the case of a Takeover Proposal, such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal (taking into account all changes to the terms of this Agreement proposed by Parent) and (2) in the case of an Intervening Event, such Intervening Event continues to require a Company Adverse Recommendation Change (taking into account all changes to the terms of this Agreement proposed by Parent), and (iv) in the case of the foregoing clause (B), the Company shall terminate this Agreement pursuant to Section 7.1(d)(ii) and pay to Parent the Termination Fee payable pursuant to Section 7.3(a).

(e) In addition to the obligations of the Company set forth in Section 5.3(a) and Section 5.3(d), the Company shall promptly advise Parent, orally and in writing, and in no event later than twenty four (24) hours after receipt, if any proposal, offer or inquiry is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent fully informed of all material developments affecting the status and the material terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(f) For purposes of this Agreement:

“Takeover Proposal” means a bona fide inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to any (i) direct or indirect acquisition or purchase of assets of the Company and its Subsidiaries (including securities of the Company’s Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case, other than the Transactions.

“Superior Proposal” means a bona fide written Takeover Proposal (provided, that for purposes of this definition references to 20% in the definition of “Takeover Proposal” shall be deemed to be references to 50%) which includes consideration per share of Company Common Stock that is greater than the Offer Price (including, in the case of non-cash consideration, a determination by the Board of Directors, after consultation with a financial advisor of nationally recognized reputation, that the value of such non-cash consideration per share of Company Common Stock is greater than the Offer Price) and which the Board of Directors of the Company determines in its good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to the Company Shareholders from a financial point of view than the Transactions, taking into account at the time of determination all relevant circumstances, including all the terms and conditions of such proposal and this Agreement, and the ability of the Person making such Takeover Proposal to consummate the transactions contemplated by such Takeover Proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

(g) Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company from taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the Board of Directors of the Company determines, after consultation with outside counsel, that failure to so disclose such position could constitute a violation of applicable Law; provided, however, that a “stop, look and listen” communication by the

Board of Directors to the Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act, a factually accurate public statement by the Company that describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto, an express rejection of any applicable Takeover Proposal, or an express reaffirmation of its recommendation that Company Shareholders approve this Agreement and the Transactions, shall not be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)).

Section 5.4 Reasonable Best Efforts.

(a) Each party shall make or cause to be made, in cooperation with the other parties and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions and (ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under Antitrust Laws relating to the transactions contemplated hereby. Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the United States Department of Justice or any other Governmental Authorities, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Authority. Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel. Each party shall give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Authority regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any Governmental Authority with respect to the Transactions subject to advice of such party’s antitrust counsel. None of the parties shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any filings or inquiry without giving the other party prior notice of the meeting and, unless prohibited by such Governmental Authority, the opportunity to attend and/or participate. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Antitrust Law. Without limiting the foregoing, the Company and Parent shall each use its reasonable best efforts: (i) to avoid the entry of any Restraint; (ii) to eliminate every impediment under any Antitrust Law that may be asserted by any Governmental Authority so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), except that the Company and Parent shall not be required to agree to any divestitures proposed by any Governmental Authority unless such divestitures are, in the aggregate, both immaterial to the Company and its business as currently conducted and to Parent and its business as currently conducted; and (iii) to vigorously contest and resist any such action or proceeding, including any administrative or judicial action.

(b) Each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all other necessary actions, consents, approvals, waivers, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including filings with Governmental Authorities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties that are necessary to consummate the Transactions, (iii) the preparation of the Offer Documents, the Schedule 14D-9 and any other documents that may be required to be filed with the SEC and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Except as permitted by Section 5.3(b), Parent and the Company shall consult with each other before issuing, and, to the extent practicable, give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of Parent or the Company are listed.

Section 5.6 Access to Information; Confidentiality. From the date of this Agreement until the Effective Time, the Company shall afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours to the Company’s properties, books, records and personnel and the Company shall furnish promptly to Parent and Merger Sub such other information concerning its business, properties and personnel as Parent or Merger Sub may from time to time reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (a) breach any Contract of the Company or any of its Subsidiaries with any third-party, (b) constitute a waiver of the attorney-client or other privilege held by the Company or any of its Subsidiaries, (c) violate any applicable Laws or (d) result in a competitor of the Company or any of its Subsidiaries receiving material information which is competitively sensitive. Until the Effective Time, the information provided pursuant to this Section 5.6 will be subject to the terms of the Confidentiality Agreement.

Section 5.7 Indemnification and Insurance.

(a) Parent shall cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) as provided in the Company Charter Documents as in effect on the date hereof, without further action, as of the Effective Time and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six (6) years from and after the Effective Time; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. Without limiting the foregoing, Parent, for a period of six (6) years from and after the Effective Time, shall cause the charter and by-laws of the Surviving Corporation (or any successor) to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees, unless such modification shall be required by applicable Law.

(b) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, pay the expenses (including the reasonable fees and expenses of legal counsel) of any Indemnitee (including in connection with enforcing the indemnity and other obligations provided for in this Section 5.7) promptly after statements and reasonable documentation therefor are received, and otherwise advance to such Indemnitee upon request for reimbursement of such expenses incurred, in each case to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced provides (i) written affirmation of the Indemnitee’s good faith determination that any applicable standard of conduct required by the TBCA has been met and (ii) an undertaking to repay such advances to the extent required by applicable Law. Any determination required to be made with respect to whether an Indemnitee’s conduct complies with the standards set forth under applicable Law, the Company Charter Documents or a written Contract between an Indemnitee and the Company or one of its Subsidiaries, as the case may be, shall be made by independent special legal counsel selected by the Board of Directors of the Surviving Corporation or a committee thereof in the manner prescribed by Section 48-18-506 of the TBCA, the fees of which counsel shall be paid by the Surviving Corporation.

(c) An Indemnitee shall notify the Surviving Corporation in writing promptly upon learning of any claim, action, suit, proceeding, investigation or other matter in respect of which such indemnification may be sought. The Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any act or omission covered under this Section 5.7 (each, a “Claim”) with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the applicable Indemnitee; provided, however, that such Indemnitee shall be permitted to participate in the defense of such Claim at his or her own expense. Notwithstanding anything to the contrary, in no event shall the Surviving Corporation be liable for any settlement or compromise effected without its written consent, which shall not be unreasonably withheld or delayed. Each of Parent, the Company and the Surviving Corporation shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested by the Indemnitees; furnish or cause to be furnished records, information and testimony; and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested by the Indemnitees in connection therewith.

(d) For the six (6)-year period commencing immediately after the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those Persons who are currently (and any additional Persons who at or prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies (correct and complete copies of which have been delivered to Parent) on terms with respect to such coverage, and in an amount, no less favorable in any material respect to such individuals than the policies in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time; provided that any substitution or replacement of existing policies shall not result in any gaps or lapses of coverage with respect to facts, events, acts or omissions occurring at or prior to the Effective Time); provided, however, that, if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premiums, then Parent shall provide or cause to be provided a policy for the applicable individuals with as much comparable coverage as available at an annual premium of 300% of the current aggregate annual premiums. Parent shall endeavor to purchase (or cause to be purchased by an Affiliate) a six (6)–year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Board Appointment Date, covering without limitation the Transactions (the “Tail Prepaid Policy”). If Parent has not purchased (or caused to be purchased by an Affiliate) the Tail Prepaid Policy at least two (2) Business Days prior to the date on which the Acceptance Time occurs, the Company may purchase the Tail Prepaid Policy prior to date on which the Acceptance Time occurs, so long as the cost thereof is not in excess of 600% of the current aggregate annual premiums. If the Tail Prepaid Policy has been obtained prior to the Board Appointment Date, the provisions of this Section 5.7(d) shall be deemed to have been satisfied and Parent shall cause such Tail Prepaid Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. The Indemnitees may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.7.

(f) The provisions of this Section 5.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, and shall not impair, any other rights to indemnification or contribution that any such Person may have under the Company Charter Documents, or the comparable organization documents of the Surviving Corporation or any of its Subsidiaries, under applicable Law, or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification. Parent shall ensure that the Surviving Corporation complies with all of its obligations under this Section 5.7.

Section 5.8 Fees and Expenses. Except as provided in Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

Section 5.9 Employee Matters.

(a) All employees of the Company and the Company Subsidiaries as of immediately prior to the Effective Time shall be employed by the Surviving Corporation or its Subsidiaries as of the Effective Time (the “Continuing Employees”). For the period commencing at the Effective Time through and including December 31, 2011, Parent shall, or shall cause the Surviving Corporation to, provide the Continuing Employees who remain employees of the Surviving Corporation with compensation and employee benefits excluding the items contemplated by Sections 5.9(e) and 5.9(f), that, in the aggregate, are no less favorable than the compensation (including base salary and annual cash-based incentive compensation opportunities other than equity-based incentive compensation) and employee benefits provided to such individuals by the Company and its Subsidiaries immediately prior to the Effective Time. Parent agrees that the Surviving Corporation shall cause the Surviving Corporation’s employee benefit plans established following the Closing Date (if any) and any other employee benefit plans covering the Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”), to recognize the service of each Continuing Employee (to the extent such service was recognized by the Company) for purposes of eligibility, vesting and determination of the level of benefits (but not for benefit accrual purposes) under the Post-Closing Plans. For the calendar year including the Effective Time, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits (collectively, the “Post-Closing Welfare Plans”) to the extent of amounts previously credited for such purposes under comparable Company Plans that provide medical, dental and other welfare benefits (the “Company Welfare Plans”). For the calendar year including the Effective Time, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Post-Closing Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement of show evidence of good health was already in effect with respect to such employees and that have not been satisfied under the applicable Company Welfare Plan in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time).

(b) Without limiting the generality of the foregoing, as of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all employment, change in control, severance and other compensation plans, agreements and arrangements existing immediately prior to the execution of this Agreement, or as contemplated by Section 5.9(e) of the Company Disclosure Letter, which are between the Company or any of its Subsidiaries and any director, officer or employee thereof or maintained by the Company or any of its Subsidiaries (each, a “Company Agreement”). Parent and the Company hereby agree that the occurrence of the Acceptance Time shall constitute a “Change in Control” for purposes of all Company Agreements and all Company Plans in which the term is relevant.

(c) Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of the Surviving Corporation to terminate, any Continuing Employee following the Effective Time, (ii) be construed as an amendment of any employee benefit plan or policy of Parent or the Surviving Corporation or their affiliates, and (iii) no provision of this Section 5.9(c) shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent of such employee or former employee) of the Company in respect of their employment or any other matter.

(d) Parent acknowledges that the Company shall be entitled to pay the annual cash bonuses earned by employees of the Company and its Subsidiaries in respect of the Company’s fiscal year ended November 30, 2009, in 2009 (with the amounts of such bonuses being determined in a manner consistent with past practices), subject to compliance with Section 409A of the Code and the regulations and guidance promulgated thereunder, to the extent applicable. The Surviving Corporation shall also be entitled to pay annual cash bonuses under a substantially equivalent annual incentive plan with respect to bonus levels and participation established, in accordance with past practice, for the Company’s fiscal year commencing on December 1, 2009, calculated at target on a pro-rata basis as of the Closing Date, as well as previously agreed to bonus amounts as disclosed in Section 5.9(d) of the Company Disclosure Letter, in each case, subject to compliance with Section 409A of the Code and the regulations and guidance promulgated thereunder, to the extent applicable.

(e) Parent shall enter into the arrangements disclosed in Section 5.9(e) of the Company Disclosure Letter on the date hereof.

(f) As soon as reasonably practicable following the Effective Time, but in no event later than sixty (60) days following the Effective Time, Parent shall, or shall cause the Company, either alone or together with Parent, to, provide incentive compensation eligibility for management of the Surviving Corporation in order to provide participants with incentive compensation that, when taken into account with the amount of total compensation (excluding the items contemplated by Section 5.9(e)) received by such participants following the Effective Time, is intended to provide economic value that is substantially comparable on an overall basis to that provided by the equity-based incentive compensation plans of the Company.

(g) Parent agrees that following the Effective Time, Chattanooga, Tennessee shall remain the headquarters of the Surviving Corporation and shall be the operational headquarters of Parent’s United States “over-the-counter” business.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause the Transactions, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Company Notes.

(a) 1.625% Convertible Senior Notes.

(i) The Company shall comply with all of its obligations and duties under the terms of the Indenture dated as of April 11, 2007 (the “1.625% Indenture”) between the Company and U.S. Bank, National Association (the “Trustee”), including (A) the delivery of notice to each holder (“1.625% Holder”) of the 1.625% Convertible Senior Notes of the right of the 1.625% Holders to convert the 1.625% Convertible Senior Notes into Company Common Stock (the “1.625% Conversion Right”), (B) the delivery of a Fundamental Change Company Notice (as defined in the 1.625% Indenture) to the Trustee, Paying Agent (as defined in the 1.625% Indenture) and each 1.625% Holder at least ten (10) Trading Days (as defined in the 1.625% Indenture) prior to the anticipated Fundamental Change Effective Date (as defined in the 1.625% Indenture) and the commencement of an offer to repurchase the 1.625% Convertible Senior Notes and payment of the Fundamental Change Purchase Price (as defined in the 1.625% Indenture) to each 1.625% Holder that validly tenders its 1.625% Convertible Senior Notes pursuant to such offer in accordance with the terms and conditions of the 1.625% Indenture, (C) the issuance of a press release and the posting of notice on the Company’s website announcing the 1.625% Conversion Right and (D) the delivery of any Officers’ Certificate and Opinion of Counsel (as such terms are defined in the 1.625% Indenture) required under the 1.625% Indenture to be delivered in connection with any of the foregoing actions.

(ii) The Company covenants and agrees to specify, no later than upon the earlier of the delivery or release of the notices and other communications contemplated by Section 5.11(a)(i) above, a Cash

Percentage (as defined in the 1.625% Indenture) equal to 100% pursuant to Section 4.13(b) of the 1.625% Indenture for all conversions of the 1.625% Convertible Senior Notes that occur as a result of the Transactions. Upon making such election, the Company shall promptly issue a press release and disclose such information on its website as required pursuant to Section 4.13(b) of the 1.625% Indenture.

(iii) Parent acknowledges that upon conversion of the 1.625% Convertible Senior Notes in connection with the Transactions, or upon purchase at the option of the 1.625% Holders upon a Fundamental Change (as such term is defined in the 1.625% Indenture), the Company will be required to make cash payments to the 1.625% Holders pursuant to the terms thereof. Parent shall take all actions reasonably requested by the Company to provide that the Company shall be able to meet its obligations to make any such cash payments required to be made by the Company (including, if necessary, to provide the Company with the funds necessary to pay all such amounts in full after the Acceptance Time).

(b) 2% Convertible Senior Notes.

(i) The Company shall comply with all of its obligations and duties under the terms of the Indenture dated as of November 22, 2006 (the “2% Indenture”) between the Company and the Trustee, including (A) the delivery of notice to each holder (“2% Holder”) of the 2% Convertible Senior Notes of the right of the 2% Holders to convert the 2% Convertible Senior Notes into Company Common Stock (the “2% Conversion Right”), (B) the delivery of a Fundamental Change Company Notice (as defined in the 2% Indenture) to the Trustee, Paying Agent (as defined in the 2% Indenture) and each 2% Holder at least ten (10) Trading Days (as defined in the 2% Indenture) prior to the anticipated Fundamental Change Effective Date (as defined in the 2% Indenture) and the commencement of an offer to repurchase the 2% Convertible Senior Notes and payment of the Fundamental Change Purchase Price (as defined in the 2% Indenture) to each 2% Holder that validly tenders its 2% Convertible Senior Notes pursuant to such offer in accordance with the terms and conditions of the 2% Indenture, (C) the issuance of a press release and the posting of notice on the Company’s website announcing the 2% Conversion Right and (D) delivery of any Officers’ Certificate and Opinion of Counsel (as such terms are defined in the 2% Indenture) required under the 2% Indenture to be delivered in connection with any of the foregoing actions.

(ii) The Company covenants and agrees to specify, no later than upon the earlier of the delivery or release of the notices and other communications contemplated by Section 5.11(b)(i) above, a Cash Percentage (as defined in the 2% Indenture) equal to 100% pursuant to Section 4.13(b) of the 2% Indenture for all conversions of the 2% Convertible Senior Notes that occur as a result of the Transactions. Upon making such election, the Company shall promptly issue a press release and disclose such information on its website as required pursuant to Section 4.13(b) of the 2% Indenture.

(iii) Parent acknowledges that upon conversion of the 2% Convertible Senior Notes in connection with the Transactions, or upon purchase at the option of the 2% Holders upon a Fundamental Change (as such term is defined in the 2% Indenture), the Company will be required to make cash payments to the 2% Holders pursuant to the terms thereof. Parent shall take all actions reasonably requested by the Company to provide that the Company shall be able to meet its obligations to make any such cash payments required to be made by the Company (including, if necessary, to provide the Company with the funds necessary to pay all such amounts in full after the Acceptance Time).

(c) 7% Senior Subordinated Notes Due 2014.

(i) At least fifteen (15) days prior to the Acceptance Time (or such shorter period as is agreed with the Trustee (as such term is defined in the 7% Note Indenture), if the Trustee agrees to waive the 45 day notice requirement set forth in Section 3.03(b) of the 7% Note Indenture), the Company and Merger Sub shall cause the Company to deliver to the Trustee an Officers’ Certificate (as such term is defined in the 7% Note Indenture) (A) stating that, on or after the Acceptance Time, the Company intends to irrevocably call all of the 7% Senior Subordinated Notes due 2014 (the “7% Senior Subordinated Notes”) for redemption pursuant to Section 3.07 of the 7% Note Indenture, (B) containing all of the information required by Section 3.03 of the 7% Note Indenture to be stated therein and (C) requesting the Trustee, on a certain date to occur on or after the Acceptance Time, to mail an irrevocable notice of redemption containing all of the information required by Section 3.03 of the Indenture to be stated therein to the holders of the 7% Senior Subordinated Notes on the Company’s behalf.

(ii) On the date on which the Company receives the funds from Parent in accordance with Section 5.11(c)(iii), the Company and Merger Sub shall cause the Company to mail or cause to be mailed by the Trustee, an irrevocable notice of redemption to each holder of the 7% Senior Subordinated Notes which notice shall contain all of the information required by Section 3.03 of the 7% Note Indenture to be stated therein, including (A) the redemption date, (B) the redemption price (such price to be determined in accordance with Section 3.07(a) of the 7% Note Indenture), (C) that all 7% Senior Subordinated Notes are being redeemed, (D) the name and address of the Trustee, (E) that each 7% Senior Subordinated Note must be surrendered to the Trustee to collect the redemption price, (F) that interest on the 7% Senior Subordinated Notes ceases to accrue on the redemption date, (G) that the 7% Senior Subordinated Notes are being redeemed pursuant to Section 3.07 of the 7% Note Indenture and (H) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed on such notice or printed on the 7% Senior Subordinated Notes.

(iii) On the date of the Acceptance Time or as soon thereafter as the relevant settlement system for USD denominated electronic funds transfers within the United States of America so permits, Parent shall (or shall cause an Affiliate to) provide the Company funds in an amount equal to the amount necessary for the Company to pay the redemption price of and accrued interest and Liquidated Damages (as such term is defined in the 7% Note Indenture), if any, on all 7% Senior Subordinated Notes on the redemption date. On the date the Company receives such funds, the Company shall deposit funds with the Trustee (as such term is defined in the 7% Note Indenture) and the Company shall take all other actions, including the delivery of the Officers’ Certificate and Opinion of Counsel (as such terms are defined in the 2% Indenture) required by Section 11.01(a)(v) of the 7% Note Indenture, necessary to effect the immediate satisfaction and discharge of the 7% Note Indenture.

(d) Convertible Note Hedge Agreements and Warrant Agreements. From the date of this Agreement until the Effective Time, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or advisable to unwind, by way of cash only settlement, the Convertible Note Hedge Agreements and Warrant Agreements. The Company will consult with Parent with respect to, and keep Parent informed as to the status of, its efforts to unwind, by way of cash only settlement, the Convertible Note Hedge Agreements and Warrant Agreements and the negotiation of any termination payment or valuation related thereto, as applicable; provided that the Company shall not exercise any right that it may have to terminate any of the Convertible Note Hedge Agreements or any of the Warrant Agreements or agree to any cash amount due upon the termination thereof without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed. If, following or as a result of the unwinding or exercise of the Convertible Note Hedge Agreements and the unwinding of the Warrant Agreements, a net cash amount is due by the Company, Parent shall take all actions reasonably requested by the Company to provide that the Company shall be able to meet such cash payment obligations (including, if necessary, to provide the Company with the funds necessary to pay any amounts owed in full after the Acceptance Time). If, following the termination or exercise of the Convertible Note Hedge Agreements and the termination of the Warrant Agreements, an amount of Company Common Stock is due to be delivered to the counterparty of the Company under the Convertible Note Hedge Agreements or the Warrant Agreements, the Company shall deliver in a timely manner such shares of Company Common Stock. If, following the termination or exercise of the Convertible Note Hedge Agreements and the termination of the Warrant Agreements, an amount of Company Common Stock is delivered to the Company by the counterparty thereof, the Company shall not dispose of such shares of Company Common Stock other than by way of transfer to Merger Sub, free and clear of all Liens, as and when permitted by applicable Law.

Section 5.12 Credit Agreement. At the Acceptance Time, Parent shall (or shall cause an Affiliate) to provide the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Credit Agreement, and on the date the Company receives such investments it shall repay and discharge such indebtedness in a manner acceptable to the parties to the Credit Agreement. Immediately after such payment having been made, the Company shall procure evidence of termination and release, or cause termination and release of all Liens on any assets securing the obligations (whether current, future, actual or contingent) of the Company or any other Person under or in connection with the Credit Agreement, including without limitation, all Collateral Documents (as defined in the Credit Agreement) and any Liens perfected or subsisting under or as a result of such documents.

Section 5.13 Takeover Laws. The Company and its Board of Directors shall (a) use reasonable best efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement or the Transactions and (b) if any state takeover Law or similar Law becomes applicable to this Agreement or Transactions, use reasonable best efforts to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement and the Transactions.

Section 5.14 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to the Transactions or this Agreement, whether commenced prior to or after the execution and delivery of this Agreement, and shall not settle or offer to settle any such litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

Section 5.15 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company Common Stock and Company Rights from NASDAQ as promptly as practicable after the Effective Time and deregistration of the Company Common Stock and Company Rights under the Exchange Act as promptly as practicable after such delisting.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained, if and to the extent required under applicable Law, and, if Company Shareholder Approval is not required under applicable Law, at least one (1) month shall have passed since the date a copy of this Agreement was mailed to the Company Shareholders (to the extent required by Section 48-21-105(e) of the TBCA);

(b) Purchase of Company Common Stock. Parent or Merger Sub shall have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in accordance with the terms of this Agreement; and

(c) No Restraints. No order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority (collectively, “Restraints”)

or Laws shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent:

(i) if the Acceptance Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Offer to have been consummated on or before the Outside Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(ii) if a Restraint prohibiting the Merger shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(c) by Parent, prior to the Acceptance Time:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the conditions set forth in clause (d) or (e) of Annex A not being satisfied and (B) is not cured, or cannot be cured, by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent (or if the Outside Date is less than thirty (30) calendar days from the notice by Parent, is not cured, or cannot be cured, by the Company by the Outside Date);

(ii) if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Board of Directors of the Company fails publicly to reaffirm its adoption and recommendation of this Agreement or the Transactions within four (4) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt of a Takeover Proposal or delivery of an Adverse Recommendation Change Notice to Parent;

(iii) since the date of this Agreement, there shall have occurred a Material Adverse Effect; or

(iv) if the Company shall have breached, in any material respect, any of its obligations under Section 5.3 and either (A) such breach was sanctioned or permitted by the Company or (B) the Company was aware of such breach and did not use reasonable best efforts to prevent such breach; or

(d) by the Company, prior to the Acceptance Time:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in (1) any representation or warranty of Parent and Merger Sub contained in this Agreement not being true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (1), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had and would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect or (2) a failure by Parent or Merger Sub to perform in all material respects its agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the date of determination and (B) is not cured, or is incapable of being cured, by Parent or Merger Sub within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if the Outside Date is less than thirty (30) calendar days from the notice by the Company, is not cured, or is incapable of being cured, by Parent or Merger Sub by the Outside Date);

(ii) if concurrently it (A) enters into a definitive Company Acquisition Agreement providing for a Superior Proposal after complying with the applicable provisions of Section 5.3(b), (c) and (d) and (B) pays to Parent the Termination Fee payable pursuant to Section 7.3(a); or

(iii) if (A) Merger Sub fails to commence the Offer within the time required by Section 1.1(a); provided, however, that the right to terminate this Agreement under this Section 7.1(d)(iii)(A) shall not be available to the Company if the Company fails to comply with its obligations under Section 1.2 hereof, (B) Merger Sub terminates or makes any change to the Offer in violation of the terms of this Agreement or (C) at any Expiration Date, Merger Sub shall fail to accept for payment and pay for shares of Company Common Stock validly tendered and not withdrawn in the Offer subject to the terms of and in accordance with Section 1.1(a) and at such time all of the conditions set forth on Annex A are satisfied or no subsequent Expiration Date is established pursuant to an authorized extension of the Offer.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice of such termination shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.8, this Section 7.2, Section 7.3 and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability or other obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, or its or their respective shareholders, controlling Persons or Representatives, except:

(a) The Company may have liability as provided in Section 7.3;

(b) Nothing shall (i) relieve Parent, Merger Sub or the Company from liability for any willful and material breach by such party of its covenants under this Agreement to be performed prior to the Closing Date, (ii) relieve Parent or Merger Sub from liability to the Company for any breach of Section 4.8 (whether or not such breach is willful or intentional) or (iii) relieve Parent or Merger Sub from liability in connection with any termination by the Company pursuant to Section 7.1(d)(iii); and the parties agree that the Company shall have the right, for and on behalf of the holders of shares of Company Common Stock or Options, to pursue damages in the event of Parent’s or Merger Sub’s willful and material breach of its covenants under this Agreement or any breach of Section 4.8.

The Confidentiality Agreement shall survive termination of this Agreement in accordance with its terms.

Section 7.3 Termination Fees.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or the Company pursuant to Section 7.1(d)(ii), then the Company shall pay to Parent, no later than the second (2nd) Business Day following termination in the case of Section 7.1(c)(ii) and concurrently with termination in the case of Section 7.1(d)(ii), by wire transfer of same-day funds, a termination fee of sixty-four million, five hundred and ninety-six thousand U.S. dollars ($64,596,000) (the “Termination Fee”).

(b) In the event that (i) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i) or Section 7.1(c)(iv), (ii) prior to the time of such termination a third party has made a bona fide Takeover Proposal or an intention to make a Takeover Proposal has been publicly made or otherwise made known to the Board of Directors of the Company or its shareholders by a third party and not withdrawn prior to termination and (iii) if, within fifteen (15) months following the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal, then the Company shall pay to Parent, on the date that such definitive agreement is executed or such transaction is consummated, by wire transfer of same-day funds, an amount equal to the Termination Fee; provided, however, that for the purpose of this Section 7.3(b), all references in the definition of Takeover Proposal to “20%” shall instead be deemed to refer to “50%.”

(c) Each of the Company and Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement. Accordingly, in the event that the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Parent for all reasonable costs and expenses incurred or accrued by it (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.3 with interest on the amount of the Termination Fee from the date that such payment was required to be made until the date of actual payment at the prime rate of Citibank, N.A, in effect on the date that such payment was required to be made.

(d) The parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Transactions in the event any payments become due and payable, and, upon payment of the applicable amount, the Company shall have no further liability to Parent and Merger Sub hereunder.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Additional Representations.

(a) Except for the specific representations and warranties of the Company contained in Article III hereof and of Parent and Merger Sub contained in Article IV hereof, no party hereto nor any of their Affiliates nor any of their respective shareholders, controlling Persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to itself or its Subsidiaries or their business, operations, technology, assets, liabilities, results of operations, financial condition or prospects, or as to the accuracy or completeness of any of the information (including any statement, certificate, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, supplemental information or other materials or information with respect to any of the above) or otherwise made available to the other parties hereto or any of their Affiliates, shareholders, controlling Persons or Representatives.

(b) To the fullest extent permitted by applicable Law, none of the Company, Parent, Merger Sub, their Affiliates or their respective Subsidiaries, shareholders, controlling Persons or Representatives shall have any liability or responsibility whatsoever to any other party hereto, its Affiliates or any of their respective Subsidiaries, shareholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to such party, its Affiliates or any of their respective Subsidiaries, shareholders, controlling Persons or Representatives, including in respect of the specific representations and warranties of the Company set forth in Article III of this Agreement and in respect of the specific representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement, except as and only to the extent expressly set forth in this Agreement with respect to such representations and warranties and subject to the limitations and restrictions contained in this Agreement.

Section 8.2 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.2 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 8.3 Amendment or Supplement. Subject to Section 1.4(c), at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties; provided, however, that following approval of this Agreement by the Company Shareholders, there shall be no amendment of or change to the provisions of this Agreement which by Law would require further approval by the Company Shareholders without such approval.

Section 8.4 Extension of Time, Waiver, Etc. Subject to Section 1.4(c), at any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) to the extent permitted by applicable Law, waive compliance by the other party with any of the agreements contained in this Agreement or, except as otherwise provided in this Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Except as provided in Section 1.3, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (including by facsimile or pdf) (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Copies of executed counterparts transmitted by facsimile or electronic transmission shall be considered original executed counterparts for purposes of this Section 8.6 provided that receipt of copies of such counterparts is confirmed.

Section 8.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the exhibits hereto, the Company Disclosure Letter, the Parent Disclosure Letter, the documents and instruments relating to the Transactions referred to in this Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 5.7, are not intended to confer upon any Person other than the parties any rights, benefits or remedies.

Section 8.8 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS; PROVIDED, HOWEVER, THAT MATTERS INVOLVING THE INTERNAL CORPORATE AFFAIRS OF PARENT, MERGER SUB OR THE COMPANY SHALL BE GOVERNED BY THE LAWS OF THE JURISDICTION IN WHICH SUCH CORPORATION OR COMPANY IS ORGANIZED AND THAT THE

LAWS OF THE STATE OF TENNESSEE SHALL APPLY AS MAY BE NECESSARY TO LEGALLY EFFECT THE MERGER, THE OFFER AND THE RELATED PROVISIONS CONTAINED IN ARTICLES I AND II HEREOF.

(b) All actions and proceedings arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the Transactions shall be heard and determined in the Chancery Court of the State of Delaware or, if said court lacks jurisdiction by virtue of federal law, any federal court sitting in the State of Delaware, and the parties to this Agreement irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 8.9 Specific Enforcement. Notwithstanding Section 7.3, the parties agree that irreparable damage may occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of injunctive and other equitable relief, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.10 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

sanofi-aventis

174, avenue de France

75013 Paris – France

Attention: General Counsel

Facsimile: + 33 1 53 77 43 03

with copies (which shall not constitute notice) to:

sanofi-aventis

174, avenue de France

75013 Paris – France

Attention: Chief Executive Officer

Facsimile: + 33 1 53 77 41 33

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

USA

Attention: Michael J. Aiello, Esq.

Facsimile: +1 (212) 310-8007

If to the Company, to:

Chattem, Inc.

1715 West 38th Street

Chattanooga, TN 37409

USA

Attention: Chief Executive Officer

Facsimile: + 1 (423) 821-0395

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

USA

Attention: Stephen F. Arcano, Esq. and Richard J. Grossman, Esq.

Facsimile: + 1 (212) 735-2000

Miller & Martin PLLC

832 Georgia Avenue

Suite 1000, Volunteer Building

Chattanooga, TN 37402

USA

Attention: Hugh F. Sharber, Esq.

Facsimile: + 1 (423) 785-8480

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient if received prior to 5 P.M., local time, in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.11 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.12 Definitions.

As used in this Agreement, the following terms have the meanings ascribed thereto below:

“1.625% Conversion Right” has the meaning set forth in Section 5.11(a)(i).

“1.625% Convertible Senior Notes” has the meaning set forth in Section 3.6(b).

“1.625% Holder” has the meaning set forth in Section 5.11(a)(i).

“1.625% Indenture” has the meaning set forth in Section 5.11(a)(i).

“2% Conversion Right” has the meaning set forth in Section 5.11(b)(i).

“2% Convertible Senior Notes” has the meaning set forth in Section 3.6(b).

“2% Holder” has the meaning set forth in Section 5.11(b)(i).

“2% Indenture” has the meaning set forth in Section 5.11(b)(i).

“7% Note Indenture” means the Indenture dated as of February 26, 2004 among the Company, its domestic Subsidiaries and SouthTrust Bank, as trustee, relating to the 7% Senior Subordinated Notes due 2014, as amended by the First Amendment to and Supplemental Indenture, dated July 25, 2006 among the Company, its domestic Subsidiaries and U.S. Bank, National Association, as successor trustee.

“7% Senior Subordinated Notes” has the meaning set forth in Section 5.11(c)(i).

“14(f) Information Statement” has the meaning set forth in Section 1.4(b).

“Acceptance Time” has the meaning set forth in Section 1.4(a).

“Action” has the meaning set forth in Section 3.10.

“Adverse Recommendation Change Notice” has the meaning set forth in Section 5.3(d).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“April 10 Warrant” has the meaning set forth in Section 3.6(b).

“Articles of Merger” has the meaning set forth in Section 2.3.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.2(a).

“Board Appointment Date” has the meaning set forth in Section 1.4(a).

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of Chattanooga, Tennessee are authorized or required by Law to be closed.

“Certificate” has the meaning set forth in Section 2.7(c).

“Dietary Supplement” shall have the same meaning as set forth at 21 U.S.C. § 321(ff).

“Claim” has the meaning set forth in Section 5.7(c).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in Section 2.8(f).

“Collective Bargaining Agreements” has the meaning set forth in Section 3.14(a).

“Company” has the meaning set forth in the preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 5.3(c).

“Company Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Company Agreement” has the meaning set forth in Section 5.10(b).

“Company Charter Documents” has the meaning set forth in Section 3.1(c).

“Company Clearances” has the meaning set forth in Section 3.20(b).

“Company Common Stock” has the meaning set forth in the recitals.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Intellectual Property” means the Intellectual Property owned by the Company and its Subsidiaries.

“Company Plans” has the meaning set forth in Section 3.13(a).

“Company Preferred Stock” has the meaning set forth in Section 3.6(a).

“Company Recommendation” has the meaning set forth in Section 1.2(a)(iii).

“Company Rights” has the meaning set forth in Section 3.24.

“Company Rights Plan” means the Rights Agreement entered into between the Company and Suntrust Bank, Atlanta, dated as of January 27, 2000.

“Company SEC Documents” has the meaning set forth in Section 3.7(a).

“Company Securities” has the meaning set forth in Section 3.6(c).

“Company Shareholder Approval” has the meaning set forth in Section 3.2(c).

“Company Shareholders” has the meaning set forth in the recitals.

“Company Shareholders Meeting” has the meaning set forth in Section 5.2(c).

“Company Stock Plan” has the meaning set forth in Section 3.6(b).

“Company Welfare Plans” has the meaning set forth in Section 5.9(a).

“Confidentiality Agreement” means the Confidentiality Agreement, dated November 23, 2009 (as it may be amended from time to time), between Parent and the Company.

“Continuing Employees” has the meaning set forth in Section 5.9(a).

“Contract” has the meaning set forth in Section 3.3.

“Convertible Note Hedge Agreements” means (i) the Confirmation of OTC Convertible Note Hedge Transaction, dated as of November 16, 2006, between the Company and Merrill Lynch International as partially terminated by the Partial Termination Agreement dated as of December 4, 2008 between the same, (ii) the Confirmation of OTC Convertible Note Hedge Transaction, dated as of April 10, 2007, between the Company and Merrill Lynch International and (iii) the Confirmation of OTC Option Transaction dated December 4, 2008 between the same.

“Convertible Senior Notes” has the meaning set forth in Section 3.6(b).

“Copyrights” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Credit Agreement” means the credit agreement dated as of February 26, 2004, as subsequently amended and/or restated, among the Company, its domestic Subsidiaries, the Lenders (as defined therein) and Bank of America, N.A., as agent for the Lenders.

“Delay” has the meaning set forth in Section 5.1(b)(xv).

“Director Common Stock Election” means an election made to receive Company Common Stock in lieu of annual retainer or meeting fees in accordance with the Chattem 1999 Stock Plan for Non-Employee Directors, a Company Stock Plan.

“DSHEA” has the meaning set forth in the definition of Health Care Laws in this Section 8.12.

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Laws” means all foreign, federal, state and local Laws relating to pollution or protection of the environment, natural resources or human health and safety as such Laws relate to exposure of Persons to Hazardous Materials, including Laws relating to releases or threatened releases of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the use, treatment, storage, release, transport, disposal, recycling or handling of Hazardous Materials; Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; and Laws relating to the protection of endangered or threatened species of fish, wildlife and plants and damage to natural resources.

“EPA” has the meaning set forth in Section 3.20(e).

“ERISA” has the meaning set forth in Section 3.13(a).

“ERISA Affiliate” means, any trade or business, whether or not incorporated, that together with the Company or any Subsidiary would be deemed a “single employer” within the meaning of Section 414 of the Code or Section 4001(b) of ERISA.

“Exchange Act” has the meaning set forth in Section 1.1(a).

“Exchange Fund” has the meaning set forth in Section 2.8(a).

“Expiration Date” has the meaning set forth in Section 1.1(c).

“FDA” means the U.S. Food and Drug Administration or any successor Governmental Authority thereto.

“FDA Act” means the U.S. Federal Food, Drug, and Cosmetic Act, as amended (21 U.S.C. §§ 301 et seq.).

“Foreign Plan” has the meaning set forth in Section 3.13(j).

“GAAP” means generally accepted accounting principles in the United States as in effect as of the date of this Agreement.

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.

“Hazardous Material” means all substances, materials or wastes regulated as “hazardous,” “toxic,” “explosive,” “dangerous,” “flammable” or “radioactive” under any Environmental Law, including (i) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances, (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5 and (iii) any other chemical, material, substance, waste, pollutant, emission, discharge, release or contaminant that could result in liability under, or that is prohibited, limited or regulated by or pursuant to, any Environmental Law.

“Health Care Laws” shall mean (i) the FDA Act and the regulations promulgated thereunder, (ii) all applicable laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by the FDA and other United States regulatory authorities governing or relating to good laboratory practices, good clinical practices, recordkeeping, the manufacture, import, export, testing, development, approval, processing, reporting, packaging, labeling, storage, marketing, sale, distribution and use of any compounds or products manufactured by or on behalf of the Company, including, without limitation, the FDA’s current Good Manufacturing Practice Regulations at 21 C.F.R. Parts 111, 210 and 211, (iii) the Dietary Supplements Health

and Education Act (“DSHEA”), Pub, L. No. 103-417, 108 Stat. 4325 (1994), and the regulations promulgated pursuant to such statute, and the corresponding requirements of the Federal Trade Commission pursuant to the Federal Trade Commission Act, 15 U.S.C. § 45, the FTC-FDA Liaison Agreement, 4 Trade Reg. Rep. (CCH) 9851 (1971), and the Dietary Supplements: An Advertising Guide for Industry (Dietary Supplements Guide), and (iv) any and all other applicable federal, state, local, health care Laws, rules and regulations, ordinances, judgments, decrees, orders, writs, and injunctions, each of (i) through (iv) as may be amended from time to time.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and its rules and regulations.

“Indemnitee” has the meaning set forth in Section 5.7(a).

“Independent Directors” has the meaning set forth in Section 1.4(c).

“Initial Expiration Date” has the meaning set forth in Section 1.1(c).

“Intellectual Property” means all intellectual property rights of any kind or nature, including all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), including copyrights in computer programs (including any and all software implementation of algorithms, models and methodologies, whether in source code, object code or other form), databases and compilations (including any and all data and collections of data) and all documentation (including user manuals and training materials) relating to any of the foregoing (“Software”), (iv) rights of publicity, (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (vi) all rights in the foregoing clauses (i) through (v), including all common law rights therein and (vii) all applications and registrations for the foregoing clauses (i) through (iii).

“Intervening Event” has the meaning set forth in Section 5.3(b).

“Knowledge” means, (i) in the case of the Company, the actual knowledge, as of the date of this Agreement and after due inquiry under the circumstances, of the individuals listed on Section 8.12(a) of the Company Disclosure Letter and (ii) in the case of Parent, the actual knowledge, as of the date of this Agreement and after due inquiry under the circumstances, of the individuals listed on Section 8.12 of the Parent Disclosure Letter.

“Laws” has the meaning set forth in Section 3.11(a).

“Leased Real Property” has the meaning set forth in Section 3.17(b).

“Liabilities” has the meaning set forth in Section 3.9.

“Lien” means, with respect to any asset (including any security), any mortgage, deed of trust, lien (statutory or other), pledge, charge, security interest, restriction, option, easement, right-of-way, encroachment or other encumbrance (and each document, agreement or instrument forming the basis of, creating or imposing any Lien, a “Lien Instrument”) in respect of such asset.

“Lien Instrument” has the meaning set forth in the definition of “Lien” in this Section 8.12.

“Material Adverse Effect” shall mean any change, effect, event, development, state of facts or occurrence that, individually or in the aggregate with all other changes, effects, events, developments, state of facts or occurrences, is or would reasonably be expected to be materially adverse to the business, assets, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall not include any change, effect, event, development, state of facts or occurrence to the extent arising out of, resulting from or relating to (i) changes in the national or world economy or national or foreign financial credit or securities markets as a whole, (ii) changes in the general market or economic conditions of the industry in which the Company participates, (iii) changes in applicable Law or GAAP following the date hereof, (iv) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that this clause (iv) shall not preclude any change, effect, event, development, state of facts or occurrence that may have contributed to or caused such failure from being taken into account in determining whether a Material Adverse Effect has occurred), (v) acts of war, sabotage or terrorism, or any escalation or worsening of such acts, or any earthquakes, hurricanes, tornados, and other wind storms, floods or other natural disasters, or (vi) any matter disclosed on Section 8.12(b) of the Company Disclosure Letter (except, with respect to clauses (i), (ii) and (iii) hereof, to the extent the Company is disproportionately adversely affected by such changes or events relative to other similarly-sized participants in the industry in which the Company participates).

“Material Contracts” has the meaning set forth in Section 3.16(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 2.7(c).

“Merger Sub” has the meaning set forth in the preamble.

“Minimum Condition” has the meaning set forth in Annex A.

“NASDAQ” has the meaning set forth in Section 1.4(c).

“NDA” shall mean a new drug application for a pharmaceutical product which is submitted to the FDA requesting permission to place a pharmaceutical product on the market in accordance with 21 C.F.R. Part 314, and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the pharmaceutical product which are necessary for FDA approval to market a pharmaceutical product in the United States.

“November 16 Warrant” has the meaning set forth in Section 3.6(b).

“Offer” has the meaning set forth in the recitals.

“Offer Documents” has the meaning set forth in Section 1.1(b).

“Offer Price” has the meaning set forth in the recitals.

“Option” has the meaning set forth in Section 2.10(a).

“OTC” has the meaning set forth in Section 3.20(b).

“Outside Date” has the meaning set forth in Section 1.1(c) and as such date may be extended in accordance with Section 1.1(c).

“Owned Real Property” has the meaning set forth in Section 3.17(a).

“Parent” has the meaning set forth in the preamble.

“Parent Designees” has the meaning set forth in Section 1.4(a).

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions.

“Patents” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Paying Agent” has the meaning set forth in Section 2.8(a).

“Permits” has the meaning set forth in Section 3.11(b).

“Permitted Liens” means any (i) Liens for Taxes not yet due or payable or which are being contested in good faith by appropriate proceedings (provided, in each case, an appropriate reserve has been made in the Company’s financial statements), (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, covenants, rights-of-way, restrictions and other similar encumbrances affecting any Owned Real Property or Leased Real Property that do not materially detract from the value of the property subject thereto, or restrict or interfere with the development of the property or its continued use in the business of the Company, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) intercompany liens by and among the Company and any of its Subsidiaries (vii) any Liens created pursuant to or in connection with this Agreement and (viii) Liens that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the value or the continued use and operation of the assets to which they relate.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Post-Closing Plans” has the meaning set forth in Section 5.9(a).

“Post-Closing Welfare Plans” has the meaning set forth in Section 5.9(a).

“Proxy Statement” has the meaning set forth in Section 5.2(a).

“Real Property Lease” means all agreements in effect on the date of this Agreement under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant.

“Regulatory Condition” has the meaning set forth in Annex A.

“Representatives” has the meaning set forth in Section 5.3(a).

“Restraints” has the meaning set forth in Section 6.1(c).

“Schedule 14D-9” has the meaning set forth in Section 1.2(b).

“SEC” has the meaning set forth in Section 1.1(b).

“Securities Act” has the meaning set forth in Section 1.3(d).

“Series A Preferred Stock” has the meaning set forth in Section 3.6(b).

“Short Form Threshold” has the meaning set forth in Section 1.3(a).

“Software” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“SOX” has the meaning set forth in Section 3.7(a).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Superior Proposal” has the meaning set forth in Section 5.3(f).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Tail Prepaid Policy” has the meaning set forth in Section 5.7(d).

“Takeover Proposal” has the meaning set forth in Section 5.3(f).

“Tax Returns” means any return, report, claim for refund, estimate, information return or statement or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i).

“TBCA” has the meaning set forth in the recitals.

“Tender Offer Conditions” has the meaning set forth in Section 1.1(a).

“Termination Fee” has the meaning set forth in Section 7.3(a).

“Top-Up Option” has the meaning set forth in Section 1.3(a).

“Top-Up Option Shares” has the meaning set forth in Section 1.3(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property” in this Section 8.12.

“Transactions” means the transactions contemplated by this Agreement, including the Offer, the Merger and the Top-Up Option.

“Trustee” has the meaning set forth in Section 5.11(a)(i).

“Warrant Agreements” means (i) the November 16 Warrant and (ii) the April 10 Warrant.

Section 8.13 Company Disclosure Letter and Parent Disclosure Letter. The parties acknowledge and agree that:

(a) Disclosure in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and all other sections or subsections of the Company Disclosure Letter relating to Article III or the Parent Disclosure Letter relating to Article IV, as applicable, notwithstanding the omission of a reference or cross-reference thereto, to the extent that the applicability of such disclosure to this Agreement or to such section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, is reasonably apparent from such disclosure on its face;

(b) The mere inclusion of an item in the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed to constitute an admission by the Company or Parent or Merger Sub, as applicable, or otherwise imply, that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or Parent Material Adverse Effect, as applicable, or would have been material to the Company if included in the Company SEC Documents filed prior to the date of this Agreement (or incorporated by reference therein); and

(c) If a document which is required to be delivered by the Company to Parent or Merger Sub was included in the data room created in connection with the Transactions prior to the date of this Agreement, such document shall be deemed to have been delivered.

Section 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Annex, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Annex, Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SANOFI-AVENTIS

By:	/s/ Christopher A. Viehbacher
Name: Christopher A. Viehbacher
Title: Chief Executive Officer

By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Executive Vice President and Chief Financial Officer

RIVER ACQUISITION CORP.

By:	/s/ Gregory Irace
Name: Gregory Irace
Title: Chief Executive Officer and President

By:	/s/ John M. Spinnato
Name: John M. Spinnato
Title: Secretary

CHATTEM, INC.

By:	/s/ Zan Guerry
Name: Zan Guerry
Title: Chief Executive Officer

[Signature Page to Project Concert Agreement and Plan of Merger]

ANNEX A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Agreement and applicable Law, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock, unless:

(a) There shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may have been extended pursuant to Section 1.1(c) of the Agreement) the minimum number of shares of Company Common Stock, which when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries represents the number of shares of Company Common Stock required to approve the Agreement, the Merger and the other Transactions pursuant to the Company Charter Documents and the TBCA on the Expiration Date determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of shares of Company Common Stock then issued and outstanding plus all shares of Company Common Stock which the Company may be required to issue as of such date pursuant to options (whether or not then vested or exercisable), warrants (only to the extent then exercisable or exercisable as a result of the Transactions), rights, convertible or exchangeable securities (only to the extent then convertible or exchangeable into shares of Company Common Stock) or similar obligations then outstanding) (such number of shares, the “Minimum Condition”);

(b) Any waiting period (and extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated (the “Regulatory Condition”);

(c) No Law or Restraints shall be in effect enjoining, restraining, preventing, limiting or prohibiting the consummation of the Offer, the Merger or the other Transactions or making consummation of the Offer, the Merger or the other Transactions illegal;

(d)(i) Each representation or warranty of the Company contained in Section 3.6(a) and 3.6(b) shall be true and correct in all respects (except for any de minimus inaccuracy), (ii) each representation or warranty of the Company contained in Sections 3.8(b) and 3.26 shall be true and correct in all respects, (iii) each representation or warranty of the Company contained in Sections 3.1(a), 3.2, 3.5(b), 3.6(c), 3.6(d), 3.6(e), 3.23, 3.24 and 3.25, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, shall be true and correct in all material respects as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date) and (iv) each representation or warranty of the Company contained in any other section of the Agreement, without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein, shall be true and correct as of the date of the Agreement and as of the date of determination as though made on the date of determination (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iv), where the failure of such representations and warranties to be true as of such dates, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(e) The Company shall not have breached or failed to perform in all material respects any of the agreements, covenants or obligations required to be performed by it under the Agreement at or prior to the date of determination;

(f) The Company shall have furnished Parent with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in items (d), (e), and (g) of this Annex A have been satisfied;

(g) Since the date of the Agreement, there shall not have occurred a Material Adverse Effect;

(h) A Company Adverse Recommendation Change shall not have occurred;

(i) There shall not be pending any Action by any Governmental Authority challenging or seeking to restrain or prohibit the consummation of the Offer, the Merger or the other Transactions; and

(j) The Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by either Parent or Merger Sub, regardless of the circumstances giving rise to any such conditions (provided, that nothing herein shall relieve any party hereto from any obligation or liability such party has under the Agreement), and, except for the Minimum Condition, may be waived by Parent or Merger Sub in whole or in part at any time and from time to time, subject to the terms of the Agreement and applicable Law. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex A shall have the meanings set forth in the Agreement to which it is annexed, except that the term “Agreement” shall be deemed to refer to the agreement to which this Annex A is annexed.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

(800) 322-2885 (Toll Free)

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

(212) 902-1000 (Direct)

or

(800) 323-5678 (Toll Free)